Jupiters LIMITED

02027567

P.E. 4/1/02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

\ULI\COMMON\ggk\lmc\002-124.doc

Jupiters
LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 3 April 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

\\JL1\COMMON\ggk\lmc\002-124.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

JUPITERS LIMITED

ABN

78 010 741 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	The class of securities to be issued is Jupiters Reset Preference Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	The number of Jupiters Reset Preference Shares to be issued will be a minimum of 1.6 million. Jupiters Limited will have the discretion to accept oversubscriptions up to 0.4 million Jupiters Reset Preference Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The full terms and conditions of the Jupiters Reset Preference Shares are attached. The terms have been amended since lodgement of an announcement in relation to the proposed issue of Jupiters Reset Preference Shares by Jupiters Limited on 20 February 2002.

B/533767

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Jupiters Reset Preference Shares do not rank equally in all respects from the date of allotment with the existing class of quoted securities. Jupiters Reset Preference Shares rank in priority to ordinary shares for the payment of dividends. Dividends will be payable semi-annually on 9 April and 9 October, or, if that day is not a business day, then the next business day. The first dividend is payable on 9 October 2002. A dividend will also be payable on the conversion date. The dates and frequency of payments may be varied after 5 years. If there is a return of capital on a winding up of Jupiters Limited, holders of Jupiters Reset Preference Shares will be entitled to a return of capital of the greater of $100, or VWAP during the 20 business days preceding the conversion date multiplied by the conversion minimum plus any outstanding dividends and interest before any return of capital is made to holders of ordinary shares or any other class of shares ranking behind the Jupiters Reset Preference Shares. Investors may request conversion of Jupiters Reset Preference Shares to ordinary shares in specified cases subject to Jupiters Limited's right to repurchase the shares or in most cases to sell them to a third party. On conversion, the ordinary shares will rank equally in all respects with ordinary shares from the conversion date.
5	Issue price or consideration	The issue price is $100 per Jupiters Reset Preference Share.

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The purpose of the issue is to fund a buy-back of shares by Jupiters Limited. It is proposed that Jupiters Limited will buy back a total of 40,011,700 shares. If Jupiters Limited raises sufficient funds from the proposed issue of securities, BI Gaming Corporation and CSS/PSS Pty Ltd have the option to require Jupiters Limited to purchase additional shares pursuant to agreements entered into between the parties. It is not anticipated that this right will be exercised but Jupiters Limited will make a further announcement if it is.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	The date is currently anticipated to be 9 April 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
241,357,429 (prior to the buy-back of shares by Jupiters Limited)	Fully paid ordinary shares
A maximum of 2,000,000	Jupiters Reset Preference Shares

B/533767

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,660,000	Executive share options
		1 global bond with a face value of US$135,000,000 (held on behalf of 13 beneficial holders)	US Senior Notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Until the reset date, payments will be made semi-annually in arrears subject to directors declaring a dividend on the Jupiters Reset Preference Shares. If a dividend is not paid it is deferred and interest will accrue on any unpaid amounts at the dividend rate plus 2% per annum (compounded on each subsequent dividend payment date on which a dividend is not declared) and will be paid on the next dividend payment date the directors declare a dividend. Except where holders exercise their special conversion right any deferred amounts will eventually be paid in cash or via the terms of conversion. If a payment is not made on a due date, then Jupiters Limited will be restricted from making any payments on or in respect of ordinary shares or other shares ranking equally with or subordinate to the Jupiters Reset Preference Shares (including dividends) until all outstanding amounts are paid. The Directors do not expect the buy-back to impact Jupiters Limited's dividend policy. Further, under the terms of Jupiters Limited's US Senior Notes Indenture, Jupiters Limited's ability to pay dividends on both ordinary shares and Jupiters Reset Preference Shares is restricted.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	

B/533767

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

Jupiters LIMITED

ACN 010 741 045

Jupiters RPS

Reset Preference Shares

PROSPECTUS FOR THE PUBLIC OFFER OF JUPITERS RPS TO RAISE A MINIMUM OF $160 MILLION AND UP TO $200 MILLION

Joint Lead Managers and Underwriters		Co-Lead Manager
SALOMON SMITH BARNEY A member of citigroup	UBS Warburg	ABN·AMRO Morgans

Summary of Key Dates

These dates are indicative only and are subject to change. Jupiters has the right in its absolute discretion, after consulting with the Joint Lead Managers, to close any part of the Offer early or to extend the Closing Date for any part of the Offer without notice. If the Closing Date for any part of the Offer is extended, the subsequent dates may also be extended accordingly. Investors are encouraged to submit their Application Forms as soon as possible after the Offer opens.

Shareholder and Employee Priority Date	5 March 2002
Offer Opens	12 March 2002
Offer Closes	3 April 2002
Jupiters General Meeting	4 April 2002
Allotment	9 April 2002
Jupiters RPS Commence Trading on ASX on a Deferred Settlement Basis	10 April 2002
Dispatch of Holding Statements and Refund Cheques	12 April 2002
Jupiters RPS Trading on ASX on a Normal Settlement Basis	16 April 2002
First Dividend Payment Date	9 October 2002
Reset Date	9 April 2007
Maturity Date	6 April 2012

IMPORTANT INFORMATION

This Prospectus is dated 28 February 2002 and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Jupiters will not accept Applications under this Prospectus prior to the opening of the Offer period and, in any case, until after expiry of the exposure period. The exposure period is generally 7 days from the date of lodgement of the Prospectus with ASIC which may be extended by ASIC to 14 days. No preference will be conferred on persons who lodge Applications before the expiry of the exposure period.

This Prospectus will be made generally available during the exposure period by being posted on Jupiters' website at www.jupiters.com.au. Printed copies of this Prospectus are available during the Offer period by calling the Jupiters RPS information line on 1800 500 606. The Offer constituted by this Prospectus in electronic form is available only to persons receiving this Prospectus in electronic form within Australia.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer. If, after reading this Prospectus, you are unclear in relation to any matter or if you have any questions about the Offer, you should contact your broker, accountant or other professional adviser.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

No action has been taken to register Jupiters RPS or otherwise permit a public offering of Jupiters RPS in any jurisdiction outside of Australia. In particular, Jupiters RPS have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States. The Jupiters RPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws of that jurisdiction.

Some words used in this Prospectus have defined meanings. The Glossary and the Terms and Conditions define these words.

Disclaimer

No person is authorised to give any information or to make any representation in connection with the Offer of Jupiters RPS described in this Prospectus, which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by Jupiters in connection with the Offer. Except as required by law and only to the extent so required, neither Jupiters nor any other person warrants the future performance of Jupiters or any return on any investment made pursuant to this Prospectus.

Contents

Chairman's Letter

Dear investor

On behalf of the Board of Directors of Jupiters Limited (Jupiters), I am pleased to offer you the opportunity to invest in a new security to be issued by Jupiters called Jupiters Reset Preference Shares (Jupiters RPS).

Jupiters RPS will be issued at a price of $100 each and will provide an attractive cumulative unfranked dividend of at least 8.15% per annum for the first five years, payable semi-annually.

The purpose of the Jupiters RPS issue is to fund a selective buy-back of 40,011,700 Ordinary Shares held by Jupiters' two Founders, BI Gaming and CSS/PSS. The issue of Jupiters RPS is conditional upon Jupiters shareholder approval and other Conditions Precedent including Queensland Government approval.

Jupiters plans to issue a minimum of 1.6 million Jupiters RPS with a right to accept up to a further 0.4 million in over-subscriptions to raise a minimum of $160 million and a maximum of $200 million. The minimum investment is $2,000 or 20 Jupiters RPS. Jupiters' shareholders and employees will receive a priority allocation of 30 Jupiters RPS ($3,000) which is subject to reduction to a minimum allocation of 20 Jupiters RPS ($2,000) if there is excess demand.

Key features of Jupiters RPS include:

- **Preferred Dividend** - an unfranked cumulative dividend of at least 8.15% per annum. The dividend rate will be the greater of 8.15% per annum or the five year swap rate on the date of allotment plus 1.79% per annum;
- **Conversion Rights** - the ability to convert Jupiters RPS into ordinary shares subject to Jupiters' rights to repurchase the Jupiters RPS or arrange their sale to a third party;
- **Participation in Growth** - investors will participate in any ordinary share price increase above an amount equal to 125% of the volume weighted average price (VWAP) from 28 February 2002 to 3 April 2002 inclusive. This VWAP calculation will have a cap of $6.75.

Jupiters may reset the Dividend Rate and other terms on the Reset Date. Holders wishing to sell Jupiters RPS before the Maturity Date can sell on the ASX at the prevailing market price. There can be no assurance of the future sale prices on the ASX. Full details of this investment opportunity are set out in the Prospectus and I urge you to read it carefully.

To subscribe, you will need to complete an Application Form. Shareholders and employees should complete the separate personalised blue Application Form accompanying this Prospectus. Other applicants should complete the yellow Application Form attached to this Prospectus. Applications can only be made on one of the two forms. If you have any questions, information and assistance can be obtained by calling 1800 500 606.

The Offer is due to open on 12 March 2002 and close on 3 April 2002. I commend this Offer to you.

Yours faithfully,

L.J. WILLETT AO
CHAIRMAN
Jupiters Limited

Section 1

Summary of Jupiters RPS

Set out below is a summary of the key Terms and Conditions of Jupiters RPS. This information is a summary only, and should be read in conjunction with other information contained in this Prospectus, in particular, the complete Terms and Conditions included in Appendix A.

Issuer Jupiters Limited.

Security Reset Preference Shares (Jupiters RPS).

Issue Size An issue of a minimum of 1.6 million Jupiters RPS with a right to accept up to a further 0.4 million Jupiters RPS in over-subscriptions, to raise a minimum of $160 million and a maximum of $200 million.

Issue Price $100.00 per Jupiters RPS.

Term Jupiters RPS have a ten year term with specified terms reset at the end of year five (Reset Date).

Dividend Rate The Dividend Rate will be the greater of 8.15% per annum or the swap rate (on the date of allotment of the Jupiters RPS) plus 1.79% per annum.

Cumulative Dividend Payments Payments will be made semi-annually in arrears subject to Directors declaring a dividend on the Jupiters RPS. If a payment is not made it will be deferred and interest will accrue on any unpaid amounts at the Dividend Rate plus 2% per annum (compounding on each subsequent payment date on which a dividend is not declared) and will be paid on the next payment date on which the Directors declare a dividend.

Ordinary Dividend Restrictions If a payment is not made on a due date, then the Company will be restricted from making any payments on or in respect of Ordinary Shares or other shares ranking equally with or subordinate to the Jupiters RPS (including dividends) until all Outstanding Dividends are paid.

Upside Participation Investors may, by requesting conversion to Ordinary Shares, participate in any increase in the price of Ordinary Shares above an amount equal to 125% of the VWAP from 28 February 2002 to 3 April 2002 inclusive. This VWAP calculation will have a cap of $6.75. The upside participation is provided through conversion into a Minimum Number of Ordinary Shares (see Conversion Ratio below). For details of conversion rights, see Standard Conversion Right, Trigger Event Conversion Right and Holder Early Conversion below.

If there is a conversion to Ordinary Shares, repurchase or sale as a result of a takeover, investors may also participate in 25% of any takeover premium through an adjustment to the conversion ratio unless the Minimum Number of Ordinary Shares applies (see Conversion Ratio below), or to the repurchase amount.

Conversion Ratio

Where conversion to Ordinary Shares occurs under the Standard Conversion Right or the Trigger Event Option the number of Ordinary Shares issued per Jupiters RPS assuming there are no Outstanding Dividends will be the greater of:

- $100 divided by 95% of the VWAP over a specified period prior to conversion; and
- the Minimum Number of Ordinary Shares (see below).

For example, assuming the Minimum Number of Ordinary Shares is 16, if the VWAP was $5.00, investors would receive 21.0526 Ordinary Shares per Jupiters RPS at an effective issue price of $4.75 per Ordinary Share. If the VWAP was $7.00 investors would receive 16 Ordinary Shares at an effective issue price of $6.25 per Ordinary Share.

The Maximum Number of Ordinary Shares that may be issued under this formula is 200 per Jupiters RPS.

Adjustments for the Minimum and Maximum Number of Ordinary Shares may be made for bonus issues, rights issues and other capital restructures.

Minimum Number of Ordinary Shares

The Minimum Number of Ordinary Shares is calculated as $100 divided by 125% of the VWAP from 28 February 2002 to 3 April 2002 inclusive. This VWAP calculation is capped at a maximum of $6.75 (until the Reset Date).

Reset Date

On the Reset Date, the Dividend Rate and other terms can be changed. At least 50 Business Days prior to the Reset Date, the Company will advise investors of the terms that have changed. An investor can then elect either to continue to hold the Jupiters RPS, or request conversion to Ordinary Shares (see Standard Conversion Right below). The Company is also entitled to acquire some or all of an investor's Jupiters RPS on the Reset Date (see Jupiters Repurchase Rights below).

Maturity Date

The Maturity Date is 6 April 2012.

The Company has a right to repurchase some or all of the Jupiters RPS at the Reset Date or the Maturity Date (see Jupiters Repurchase Rights below).

Subject to the Company's right to repurchase, an investor can request a conversion to Ordinary Shares prior to the Maturity Date (see Standard Conversion Right below).

If the Company does not elect to repurchase and an investor does not request conversion, the Company will repurchase the Jupiters RPS for $100 plus any Outstanding Dividends.

Standard Conversion Right

An investor may convert some or all of their Jupiters RPS into Ordinary Shares by giving the Company a notice no later than 35 Business Days prior to either the Reset Date or the Maturity Date. The Company can allow conversion into Ordinary Shares in accordance with the Conversion Ratio, or the Company can:

- repurchase the Jupiters RPS for the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the repurchase multiplied by the Minimum Number of Ordinary Shares; or
- arrange for each Jupiters RPS to be sold to a third party for the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the sale multiplied by the Minimum Number of Ordinary Shares and deliver the cash proceeds to the investor (not available on the Maturity Date).

Investors will also receive a cash payment of any Outstanding Dividends or will be compensated in the Ordinary Share Conversion Ratio.

Trigger Event Conversion Right

There are a number of circumstances, including a takeover, where investors can request early conversion to Ordinary Shares. In these circumstances the Company can allow conversion or may elect to repurchase or arrange a sale of the Jupiters RPS on the same basis as outlined in the Standard Conversion Right above, except that in the case of a takeover, there is an adjustment to the repurchase amount so that investors may also participate in 25% of any takeover premium.

Holder Early Conversion

Investors can also request early conversion to Ordinary Shares at any time based on a conversion ratio of the Minimum Number of Ordinary Shares. If this right is exercised, the investor will not receive any Outstanding Dividends on conversion. The Company can elect to repurchase in these circumstances for a price equal to the Minimum Number of Ordinary Shares multiplied by the VWAP of the Ordinary Shares during the five Business Days prior to the Conversion Date.

Jupiters Repurchase Rights

The Company can acquire some or all of an investor's Jupiters RPS on the Reset Date, Maturity Date or if the dividend ceases to be tax deductible by the Company. The Company can also convert the Jupiters RPS into Ordinary Shares if the dividend ceases to be tax deductible.

The repurchase amount will be the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the repurchase multiplied by the Minimum Number of Ordinary Shares.

Investors will also receive a cash payment of any Outstanding Dividends.

VWAP

VWAP is the average of the daily volume weighted average sale price of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, any overseas trades or the exercise of options over Ordinary Shares.

Voting Rights

In ordinary circumstances, investors will not be entitled to vote at any meeting of the Company unless and until an investor's Jupiters RPS have converted into Ordinary Shares. However, investors are entitled to vote if there are Outstanding Dividends, during a winding up, on a proposal that affects the rights attaching to Jupiters RPS, on a proposal to reduce share capital, to wind up the Company, to buy back shares or to dispose of the whole of the Company's property, business and undertaking, or where otherwise permitted by the ASX Listing Rules.

Status in Winding Up

The rights of investors to receive a return of capital on their Jupiters RPS in a winding up rank after the claims of all other creditors, however, Jupiters RPS will rank in priority to Ordinary Shares. Jupiters RPS do not confer on investors any further right to participate in the surplus assets or profits of the Company on a winding up.

Quotation

Application will be made to have the Jupiters RPS granted official quotation on ASX.

Shareholder Restrictions

The Constitution restricts an investor from acquiring more than 5% of the Jupiters RPS except with Government approval or if the investor is an Approved Holder.

Answers to key questions

This section answers some of the questions that prospective investors may have about Jupiters RPS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which should be read in its entirety. The Terms and Conditions of the issue of Jupiters RPS are set out in full in Appendix A. Many of the terms used in this section are defined in Appendix A.

What are Jupiters RPS?

Jupiters RPS are 10 year redeemable preference shares that entitle holders to a cumulative unfranked Dividend. In certain limited circumstances, Dividends may be deferred, however, interest will accrue on unpaid Dividends. The terms of Jupiters RPS are resettable on 9 April 2007 which is the Reset Date. Jupiters RPS rank in priority to Ordinary Shares for payment of Dividends and for a return of capital on a winding up of Jupiters.

When will Dividends be paid?

Dividends will be payable semi-annually on 9 April and 9 October, or if that day is not a Business Day, then the next Business Day. The first dividend is payable on 9 October 2002. A Dividend will also be paid on the Conversion Date.

Jupiters RPS holders must be recorded on the register on the record date for the Dividend, which is 7 calendar days (or such other period as determined by the ASX Listing Rules from time to time) before the date on which the payment of a Dividend becomes due.

The frequency of payments may be varied on the Reset Date.

How will the Dividend Rate be determined?

The Dividend Rate for Jupiters RPS for the period to the Reset Date will be the greater of 8.15% per annum or the five year Swap Rate (on the date of allotment of the Jupiters RPS) plus 1.79% per annum.

Jupiters may change the Dividend Rate on the Reset Date.

Will the Dividend be Franked?

Dividends on Jupiters RPS will be unfranked.

Will Dividends always be paid?

Dividends on Jupiters RPS will only be paid if the Directors declare a Dividend payable. If a Dividend is not paid it is deferred and interest will accrue on any unpaid amounts at the Dividend Rate plus 2.0% per annum (compounded on each subsequent Dividend Payment Date on which a dividend is not declared) and will be paid on the next Dividend Payment Date the Directors declare a Dividend. Except where holders exercise their Special Conversion Right any deferred amounts will eventually be paid in cash or via the terms of conversion.

What happens on the Reset Date?

The terms of the Jupiters RPS incorporate a reset mechanism. On the Reset Date, specific terms of the Jupiters RPS may be changed, including:

- the Dividend Rate;
- the conversion terms;
- the method of calculating VWAP; and
- the Dividend Payment Dates.

Jupiters may issue a Reset Notice specifying the new terms at least 50 Business Days before the Reset Date. If it does not they are determined in accordance with the Jupiters RPS Terms and Conditions.

Unless the Company has given notice that it will repurchase the Jupiters RPS at the Reset Date, investors not wishing to rollover their Jupiters RPS may request a conversion to Ordinary Shares at least 35 Business Days (but not more than three months) prior to the Reset Date. Holders of Jupiters RPS who do not request conversion will be bound by the new terms for Jupiters RPS.

The Reset Date occurs on 9 April 2007.

What happens on the Maturity Date?

The Maturity Date is 6 April 2012.

The Company has the right to repurchase

some or all of the Jupiters RPS at the Maturity Date (see below).

Subject to the Company's right to repurchase, a holder can request conversion into Ordinary Shares at the Maturity Date (see below).

If the Company does not elect to repurchase, and a holder does not request conversion, the Company will repurchase the Jupiters RPS for $100 plus any Outstanding Dividends.

What happens on a Conversion Request?

On conversion, each of the Jupiters RPS will convert to Ordinary Shares that will rank equally in all respects with other Ordinary Shares from the Conversion Date.

Holders have the right to request conversion of their Jupiters RPS into Ordinary Shares in three circumstances. The first is the Standard Conversion Right, which is exercisable at the Reset Date and the Maturity Date, subject to the Company's right to repurchase at those dates. The second is the Trigger Event conversion right, which is exercisable on the occurrence of certain events, including a takeover. The third is the Special Conversion Right, which can be exercised at any time except when the Standard Conversion Right is exercisable.

Where a holder requests conversion under the Standard Conversion Right or the Trigger Event conversion right, Jupiters can allow conversion into a variable number of Ordinary Shares equal to $100 divided by 95% of the VWAP of the Ordinary Shares during the 20 Business Days prior to conversion. In the case of a takeover, there is an adjustment to the Conversion Ratio so that investors may also participate in 25% of any takeover premium.

There is, however, a minimum number of Ordinary Shares into which each Jupiters RPS converts (Conversion Minimum), which provides the upside participation (see section 1). Adjustments to the Conversion Minimum and Conversion Maximum may be made for bonus issues, rights issues and other capital restructures.

Where it receives such a conversion request, Jupiters can:

- repurchase the Jupiters RPS for the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the repurchase multiplied by the Conversion Minimum; or
- arrange for the Jupiters RPS to be sold to a third party for the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the repurchase multiplied by the Conversion Minimum and deliver the cash proceeds to the holder.

In the case of a takeover, there is an adjustment to the repurchase amount so that holders may also participate in 25% of any takeover premium.

Holders will also receive a cash payment of all Outstanding Dividends, or will be compensated through the conversion terms where conversion occurs.

If a holder exercises the Special Conversion Right, the Jupiters RPS will convert into the Conversion Minimum. However, the holder will not receive compensation for any Outstanding Dividends.

Jupiters can elect to repurchase these Jupiters RPS for a price equal to the VWAP of the Ordinary Shares during the 5 Business Days prior to the Conversion Date.

Jupiters does not have a right to arrange for a sale to a third party in this case.

Can Jupiters repurchase the Jupiters RPS?

In addition to the right to repurchase Jupiters RPS upon receipt of a Conversion Notice from a holder, Jupiters can elect to repurchase some or all of a holder's Jupiters RPS on the Reset Date, the Maturity Date or upon the occurrence of a Tax Event. The repurchase price will be the greater of $100 or the VWAP of the Ordinary Shares during the 20 Business Days prior to the repurchase multiplied by the Conversion Minimum. This provides the upside participation.

If the Company does not elect to repurchase, and a holder does not request conversion, the Company is obliged to repurchase the Jupiters RPS for $100 at the Maturity Date.

In each case, holders will also receive a cash payment for any Outstanding Dividends.

Can Jupiters convert the Jupiters RPS?

Jupiters has the right to convert the Jupiters RPS into Ordinary Shares if a Tax Event occurs. A Tax Event occurs where Jupiters believes on reasonable grounds that a change in tax laws or rulings has occurred or is announced and that change may result in Jupiters being denied a tax deduction for payments on the Jupiters RPS.

Conversion occurs on the same basis as if a Conversion Notice had been received from a holder.

Can Jupiters RPS be purchased or sold on ASX?

Jupiters will apply for the Jupiters RPS to be quoted on ASX. Once quoted, the Jupiters RPS can be purchased or sold through any broker.

The sale or purchase price will be the prevailing market price at that time. That price may be higher or lower than the Issue Price, and will depend, among other things, on the level of supply and demand for Jupiters RPS.

Will I be able to request repurchase of my investment?

Holders have no right to request repurchase of the Jupiters RPS by Jupiters. However, they may sell them on ASX.

Holders may also request conversion of the Jupiters RPS into Ordinary Shares (refer to "What Happens on a Conversion Request?" above). Jupiters has the right to repurchase or, in most cases, sell the Jupiters RPS on receipt of a Conversion Notice (refer to "What Happens on a Conversion Request?" above) or if there is a Tax Event.

In a winding up of Jupiters, what will holders of Jupiters RPS receive?

In a winding up of Jupiters, holders of Jupiters RPS will be entitled to a return of capital of the greater of $100, or VWAP during the 20 Business Days preceding the Conversion Date multiplied by the Conversion Minimum. Holders of Jupiters RPS will rank ahead of holders of Ordinary Shares in a winding up.

In the event of a shortfall of funds in a winding up, there is a risk that the holders of Jupiters RPS will not receive a full return of capital on the Jupiters RPS.

What are the risks of investing in Jupiters RPS?

There are particular risks associated with investing in Jupiters RPS, as well as general risks associated with investing in Jupiters. See section 5.

What are the taxation implications of holding or selling Jupiters RPS?

The taxation implications of investing in Jupiters RPS will depend on investors' individual circumstances. Shareholders and prospective investors should obtain their own specialist taxation advice. A general outline of the Australian taxation implications is included in the letter from Arthur Andersen to Jupiters set out in section 8.

Do Jupiters RPS have voting rights?

Jupiters RPS do not have voting rights, except in limited circumstances specified in the Terms and Conditions of Jupiters RPS in Appendix A, when each of the Jupiters RPS will carry the same voting rights as one Ordinary Share.

Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable on the allotment of Jupiters RPS. However, stamp duty and brokerage may be payable on any subsequent transfer of Jupiters RPS.

Why are the Jupiters RPS being issued?

The proceeds from the issue of Jupiters RPS will be used to fund a buy-back of 40,011,700 shares from Jupiters' Founders, BI Gaming and CSS/PSS together with all costs associated with the Restructure including the Offer.

The Restructure, including the Buy-Back, has been described in an Information Memorandum to shareholders dated 20 February 2002. See section 9 for further details.

Prospective investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or uncertain if Jupiters RPS is a suitable investment, the investor should consult a broker, accountant, financial or other adviser.

How to Invest

When to Apply

The Offer will open at 9:00am (Brisbane time) on 12 March 2002 and is expected to close at 5:00 pm (Brisbane time) on 3 April 2002.

Applications must be received at Jupiters' share registry, Computershare Investor Services Pty Limited, by no later than 5:00pm (Brisbane time) on 3 April 2002.

Jupiters may close the Offer early or extend the Closing Date without notice. **Investors are encouraged to submit their Application Forms as soon as possible after the Offer opens.** If the Closing Date is varied, subsequent dates may also be varied accordingly.

How to Apply

To apply for Jupiters RPS, you must complete the Application Form attached to or accompanying this Prospectus in accordance with the instructions set out on the Application Form. Your completed Application Form and payment must be returned to the address indicated below.

Copies of this Prospectus obtained on-line from Jupiters' website do not contain Application Forms. A paper copy of this Prospectus (including accompanying Application Forms), may be obtained free of charge by contacting Jupiters' information line on 1800 500 606.

Jupiters RPS will only be issued on receipt of an original Application Form issued together with the Prospectus.

Jupiters Shareholders and Employees

Shareholders and employees will receive a priority allocation of 30 Jupiters RPS ($3,000) which is subject to reduction to a minimum allocation of 20 Jupiters RPS ($2,000) if there is excess demand. Shareholders and employees can apply for more than the priority allocation of 30 Jupiters RPS, however only the minimum allocation of 20 Jupiters RPS is guaranteed.

If you are an Australian resident and were a Jupiters employee, or registered as a Jupiters shareholder at 5:00 p.m. Brisbane time on 5 March 2002, you should have received a **blue** personalised Application Form with your copy of the Prospectus.

You must use the **blue** personalised Application Form to ensure that you receive your shareholder or employee priority.

Other Applicants

If you are not an employee of Jupiters or were not registered as a Jupiters shareholder at 5:00 pm Brisbane time on 5 March 2002, you should use the **yellow** Application Form attached to this Prospectus.

Where to Send Your Completed Application Form

Completed Application Forms (excluding Applications by institutional investors and firm allocations), and accompanying cheques or money orders must be mailed or delivered to:

Mail to:

Jupiters RPS Offer
Computershare Investor Services Pty Limited
GPO Box 523
Brisbane QLD 4001

Deliver to:

Jupiters RPS Offer
Computershare Investor Services Pty Limited
Central Plaza One
Level 27, 345 Queen Street
Brisbane QLD 4001

Application Forms and accompanying cheques or money orders will **not be accepted at Jupiters' registered office or at any Jupiters outlet.**

Payment

Completed Application Forms must be accompanied by a cheque(s) or money order in Australian dollars drawn on an Australian branch of a financial institution. **Cheques should be crossed 'not negotiable' and made payable to 'Jupiters RPS Offer'.**

Broker Firm Applicants

Where an applicant has been offered a firm allocation of Jupiters RPS by a broker, they should obtain copies of this Prospectus from that broker and apply for Jupiters RPS using the Application Form included at the back of the Prospectus. Application Forms should be completed in accordance with the instructions contained on the back of the Application Form and submitted directly to the broker from which a firm allocation was received and in accordance with the instructions provided by that broker.

Minimum Application

The Issue Price of each of the Jupiters RPS is $100. Applications, including Applications by shareholders and employees, must be for a minimum of 20 Jupiters RPS, which is $2,000.

Brokerage and Stamp Duty

No brokerage or stamp duty is payable on Application.

Refunds

If you are allotted less than the number of Jupiters RPS you applied for or the allotment does not proceed, you will receive a refund cheque for the relevant amount of Application Monies not applied towards the issue of Jupiters RPS, as soon as practicable after the Closing Date. **No interest will be payable on Application Monies.**

Who May Apply?

Only Australian residents or persons situated in jurisdictions outside Australia to whom an offer may be made in accordance with the laws of that jurisdiction may apply for Jupiters RPS under this Prospectus. These restrictions apply to Jupiters shareholders and employees.

Deferred Settlement Trading

After the allotment of the Jupiters RPS, there is expected to be a period of deferred settlement trading on ASX from 10 April 2002 until 15 April 2002. Trading on a normal settlement basis is expected to commence on 16 April 2002. Deferred settlement trading allows Jupiters RPS to be bought and sold on ASX before entries are made in CHESS in respect of holdings of Jupiters RPS and before holding statements are sent out to successful applicants. The despatch of holding statements is expected to have occurred by 12 April 2002.

It is the responsibility of each applicant to confirm their holding before trading in Jupiters RPS in a deferred settlement market. Applicants who sell Jupiters RPS before they receive their holding statements will do so at their own risk. Jupiters and the Underwriters disclaim all liability whether in negligence or otherwise, to any person who trades Jupiters RPS before receiving their holding statement.

Applicants can confirm their holding prior to receipt of their holding statements by calling Jupiters' information line on 1800 500 606.

Enquiries

If you are unclear in relation to any matter or are uncertain if Jupiters RPS are a suitable investment, you should contact your broker, accountant or other professional adviser.

By returning a valid Application Form, the Applicant acknowledges having received and read this Prospectus.

Details of the Offer

4.1 DETAILS OF THE OFFER

Allocation Policy

Jupiters intends to allot Jupiters RPS on 9 April 2002.

The Underwriters have the right, in consultation with Jupiters, to nominate the persons to whom Jupiters RPS will be allotted, including firm allocations to institutional investors, brokers and brokers for their private clients. The distribution of firm allocations by a broker to its clients will be at the discretion of that broker.

In determining the allocation of Jupiters RPS to investors, Jupiters and the Joint Lead Managers will have regard to Jupiters' objectives to achieve an orderly and successful secondary market and a wide distribution of Jupiters RPS.

If the number of Jupiters RPS applied for in the Offer is greater than the number of Jupiters RPS available, then Jupiters, in consultation with the Joint Lead Managers, will consider scaling back applications. Total proceeds from the issue of Jupiters RPS is to be capped at $200 million. Firm allocations to brokers will not be subject to scale back arrangements. Other than for shareholders and employees, this may include scaling back to below the stated minimum Application levels.

Jupiters reserves the right to reject any Application.

In respect of any Application where the number of Jupiters RPS allotted is less than the number applied for, or where no allotment is made, surplus Application Monies will be refunded as soon as practicable after the Offer closes. It is anticipated that any refund cheques will be posted on 12 April 2002. **No interest will be payable on Application monies.**

Priority for Jupiters Shareholders and Employees

Australian resident Jupiters' employees and shareholders registered at 5:00 pm on 5 March 2002 who submit a **blue** personalised Application Form will receive a priority allocation. The priority allocation is 30 Jupiters RPS ($3,000) which is subject to reduction to a minimum allocation of 20 Jupiters RPS ($2,000) if there is excess demand.

The holders of options over Ordinary Shares will not receive priority allocation.

Firm Allocations by Brokers

Firm allocations to brokers for their private clients will not be scaled back. The distribution of firm allocations to individual clients by brokers will be at the discretion of those brokers.

Underwriting

The issue of 1.6 million Jupiters RPS is underwritten by the Underwriters. A description of the Underwriting Agreement is set out in section 9.6. The underwriting is subject to certain termination events, details of which are also set out in section 9.6. Subject to certain conditions, if any of these events occurs, the Underwriters may, at their election, terminate their underwriting obligations..

4.2 OTHER INFORMATION

ASX Listing

Application will be made to ASX no later than seven Business Days after the date of this Prospectus for quotation of Jupiters RPS. It is expected that trading on ASX will commence on a deferred settlement basis on 10 April 2002. It is expected that trading on ASX will commence on a normal settlement basis on 16 April 2002 and that holding statements will be despatched on 12 April 2002. If Jupiters does not apply for quotation of Jupiters RPS within seven days after the date of this Prospectus or Jupiters RPS are not granted quotation on ASX within three months following the date of this Prospectus, then Application Monies will be refunded to all applicants.

Provision of Holding Statements

Jupiters will apply for Jupiters RPS to participate in CHESS. No share certificates will be issued.

Following the allotment of Jupiters RPS to successful applicants, holders of Jupiters RPS will be sent an initial holding statement that sets out the number of Jupiters RPS they have been allotted. **It is the responsibility of applicants to determine their allotment prior to trading in Jupiters RPS. Applicants who sell Jupiters RPS before they receive their holding statements will do so at their own risk.** Applicants can confirm their holding prior to receipt of their holding statements by calling Jupiters' information line on 1800 500 606. Holders of Jupiters RPS will receive subsequent statements showing changes to their Jupiters RPS holding.

Prospectus Available On-line

A copy of this Prospectus without Application Forms is available on-line at Jupiters' website at **www.jupiters.com.au**.

The Offer constituted by this Prospectus in electronic form is available only to persons receiving this Prospectus in electronic form within Australia.

Persons who receive a copy of this Prospectus in electronic format may obtain a paper copy of the Prospectus (including the accompanying Application Forms) free of charge by contacting the Jupiters information line on 1800 500 606.

Jupiters LIMITED

Risk of investing in Jupiters RPS

Before applying for Jupiters RPS, prospective investors should consider whether Jupiters RPS are a suitable investment for them. Prospective investors should acquaint themselves with information about Jupiters that is lodged with ASX from time to time. Prospective investors should be aware that there are risks associated with an investment in Jupiters RPS, many of which are outside the control of Jupiters, including the risk factors set out below and other matters referred to in the Prospectus. The risks to which the Jupiters RPS are subject can be categorised as:

- risks associated with investing in Jupiters RPS; and
- risks associated with Jupiters.

5.1 RISKS ASSOCIATED WITH INVESTING IN JUPITERS RPS

Set out below are risks associated with an investment in Jupiters RPS. In particular, these risks arise from the nature of Jupiters RPS and their underlying Terms and Conditions.

Market Price and Liquidity

Jupiters will apply for quotation of the Jupiters RPS on ASX, but the Company is unable to forecast the market price and liquidity of the market for Jupiters RPS.

The market price of Jupiters RPS may fluctuate, including trading below the issue price, due to various factors, including general movements in:

- Australian and international economic conditions, interest rates and equity markets;
- investor perceptions;
- movement in the market price of Ordinary Shares; and
- factors which may affect Jupiters' financial position and earnings.

The market for Jupiters RPS may be less liquid than the market for Ordinary Shares. Holders who wish to sell their Jupiters RPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Jupiters RPS.

Dividend Rate

The Dividend Rate payable on Jupiters RPS will be fixed for the first five years at the greater of 8.15% per annum or the Swap Rate on the date of allotment of the Jupiters RPS plus a margin of 1.79%.

There is a risk that interest rates will increase and the Dividend Rate will become less attractive when compared to the rates of return available on comparable securities issued by Jupiters or by other issuers.

In addition, Jupiters can change the Dividend Rate payable on the Jupiters RPS (by reference to prevailing market conditions) on the Reset Date. However, subject to Jupiters' right to repurchase Jupiters RPS, at the same time holders can request a conversion to Ordinary Shares (refer to section 2 "What Happens on a Conversion Request?").

Dividend

Jupiters RPS are not a debt instrument and dividends payable on Jupiters RPS are not the same as interest payments.

The payment of a Dividend on a Dividend Payment Date is subject to the Directors, in their discretion, declaring a Dividend to be payable.

If a Dividend is not paid on a due date, that Dividend will accrue interest at the Dividend Rate plus 2.0% per annum (compounding on each subsequent Dividend Payment Date on which a Dividend is not declared). Subject to the rights of conversion into Ordinary Shares or repurchase, the Dividend and accrued interest will be paid on the next Dividend Payment Date on which Directors declare a Dividend.

Jupiters has on issue US$135 million in US Notes that mature on 1 March 2006. Under the US Note Indenture Jupiters has certain restrictions that may limit its ability to pay Dividends. The Directors consider that these restrictions will not, except in the case of unforeseen circumstances, affect Jupiters' capacity to pay Dividends on the Jupiters RPS.

Conversion at Holder's Request

Where a holder requests a conversion to Ordinary Shares, Jupiters can allow conversion into a variable number of Ordinary Shares, or Jupiters can:

- repurchase the Jupiters RPS; or
- arrange for each Jupiters RPS to be sold to a third party and deliver the cash proceeds to the holder.

Please refer to section 2 "What Happens on a Conversion Request?" for further information on conversion.

The option that Jupiters elects may not coincide with the holder's individual preference, which may be disadvantageous to them in light of market conditions or individual circumstances.

In cases where holders receive Ordinary Shares they should be aware that the trading price of the Ordinary Shares on the Conversion Date may be different from the VWAP calculated during the Reference Period for the purpose of determining the number of Ordinary Shares into which the Jupiters RPS convert.

Conversion at Jupiters Option

Jupiters retains the right to repurchase all or a portion of a holder's Jupiters RPS on the Reset Date or the Maturity Date.

In addition, holders may be required to sell their Jupiters RPS to Jupiters or convert them into Ordinary Shares if a Tax Event occurs.

Consequently, holders may be required to convert or dispose of their Jupiters RPS on dates not previously contemplated by them, which may be disadvantageous in light of market conditions or individual circumstances.

In the case of a Tax Event, Jupiters and not the holder will elect whether the consideration payable by Jupiters under this exchange will be in the form of cash or Ordinary Shares.

Where holders receive Ordinary Shares they should be aware that the trading price of the Ordinary Shares on the Conversion Date may be different from the VWAP calculated during the Reference Period for the purpose of determining the number of Ordinary Shares into which the Jupiters RPS convert.

Maturity Date

Jupiters RPS mature on 6 April 2012. Please refer to section 2 "What Happens on the Maturity Date?" for further information about repurchase and conversion rights on maturity. Redemption will be subject to Jupiters being in a position to complete the redemption out of retained earnings or a fresh issue of shares. If Jupiters is unable, or otherwise fails, to redeem the Jupiters RPS on the Maturity Date where it is required to do so, investors can elect to convert some or all of their Jupiters RPS into Ordinary Shares.

Ranking

Jupiters RPS are shares, not debt instruments.

The rights of Jupiters RPS holders to receive a return of capital on a winding up rank after the claims of other creditors. However, Jupiters RPS rank in priority to Ordinary Shares. Jupiters has the right to issue further Jupiters RPS which rank equally with the Jupiters RPS. The issue of other preference shares which rank in priority to Jupiters RPS must be approved by an ordinary resolution of the holders of Jupiters RPS at a separate meeting.

As Jupiters RPS rank after other creditors, there is a risk that in the event of a winding up of Jupiters there will be insufficient funds to provide a return of some or all of the capital to holders of Jupiters RPS.

Credit Rating

There is a risk that the credit rating of Jupiters may change as a result of changes in Jupiters' operating performance or capital structure.

Tax

A general description of the Australian taxation consequences of investing in Jupiters RPS is set out in the letter by Arthur Andersen to Jupiters in section 8. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor. **Accordingly, investors should seek independent advice in relation to their individual tax position.**

Future Securities

Jupiters is entitled to issue further Jupiters RPS that rank equally with the Jupiters RPS that may be issued under this Prospectus without the approval of holders.

Jupiters may also issue other securities that rank for dividend or payment in a winding up, equally or behind Jupiters RPS without the approval of the holders of Jupiters RPS.

If Jupiters wishes to issue any other preference shares which rank in priority to Jupiters RPS in respect of dividends or distributions of capital in a winding up, the approval of holders of Jupiters RPS will be required.

A holding of Jupiters RPS does not confer any right to participate in future issues by Jupiters whether of equity, debt or some other security.

Other entities may issue other securities with the same or different dividend or interest rates and on the same or different Terms and Conditions as Jupiters RPS.

No prediction can be made as to the effect, if any, such future issues of securities by Jupiters or other entities may have on the market price of Jupiters RPS.

5.2 RISKS ASSOCIATED WITH JUPITERS

Set out below are examples of risks associated with Jupiters. It is not a comprehensive list. These risks will be relevant to an investment in Jupiters RPS as they may affect the ability of Jupiters to meet its obligations under Jupiters RPS.

Macro Economic Risks

Jupiters depends upon discretionary spending by Australian and overseas businesses and individuals. The general state of the Australian and world economies will influence the level of profitability of Jupiters and its ability to pay Dividends on the Jupiters RPS.

The US economy is experiencing a marked slowdown. Domestic growth has also slowed and the rate of slowdown has been influenced by conditions in the United States.

Company and Industry Specific Risks

There are a number of risk factors which arise directly from the operations of Jupiters as a major participant in the gaming industry and from the specific structure of Jupiters.

- ***Impact of Global Economic Developments.*** The worsening of adverse economic conditions could have a material adverse effect on Jupiters' premium player business, domestic and international tourism in Australia and the demand for Jupiters' products and services.

  Terrorist attacks in the United States of America may affect economic conditions in Australia and Jupiters' business. In particular, the downturn in the American airline industry could have a material adverse impact on Jupiters' overseas tourist market.

  Jupiters markets to Asia for premium player business. Economic difficulties in Asia could negatively affect this business.

- ***Government Regulation.*** If additional regulations are adopted in any jurisdiction where Jupiters has or may in future establish operations, such regulations could impose restrictions or costs that could have a material or adverse effect on Jupiters. Any material increase in taxes or fees could have a material adverse effect on Jupiters' business.

- ***The issues facing one of Australia's major airlines could continue to impact the number of tourists visiting Jupiters' hotel/casino properties.***

- ***Jupiters participates in highly competitive markets and competes with other Australian and international casinos for premium players, with clubs and hotels for local patrons, Australian and international providers of internet gaming services and government sponsored lotteries.***

- ***Commission premium player business can be volatile.*** The volatility of commission premium player business in the future may result in significant periodic declines in operating revenues and operating profit.

- ***Centrebet's operations could be found to violate laws outside the Northern Territory.*** While legal in the Northern Territory, where Centrebet's licence was granted, gambling on the Internet is generally considered to be illegal under U.S. federal law, some U.S. state laws and the laws of some other jurisdictions. Jupiters has adopted procedures designed to prevent the acceptance of bets from persons located in the United States. It intends to continue to comply with the laws of the Northern Territory and will continue to review the applicability of U.S. laws and the laws of other jurisdictions. Centrebet's Internet operations and any future Internet operations conducted by Jupiters, however, could be found to violate laws outside the jurisdiction in which the operations may be licensed. Any violation could have a material adverse effect on Jupiters' business, financial condition or results of operations.

  In fiscal 2001, approximately 54% of Centrebet's turnover was derived from Denmark, Norway, Finland and Sweden. Any changes in laws which restrict sportsbetting in those countries could have a material adverse effect on Jupiters' business, financial condition or results of operations. Any changes in Australian laws which prevent Centrebet from holding a licence to operate an internet sports betting business could have a material adverse affect on Jupiters' financial performance and prospects.

- ***Certain of Jupiters' gaming licences may not be renewed.*** Certain of Jupiters' gaming licences have been issued for a finite term including the Club Keno licence and the gaming machine monitoring licence both of which expire in 2007. Jupiters cannot be certain when or whether these licences will be renewed by the applicable Governments or that licences will not be issued to competing third parties.

- ***The policy of the New South Wales government regarding responsible gambling practices may change and adversely affect Jupiters' capacity to expand its activities in that state.***

- ***Gold Coast Convention & Exhibition Centre.*** Jupiters bears the risk of cost overruns in the construction of the Gold Coast Convention & Exhibition Centre. Jupiters has thoroughly reviewed the cost plan and believes adequate contingencies have been provided for civil and building risks. Under the management agreement Jupiters has entered into with the State Government, Jupiters is responsible for any operating losses on the Centre. Jupiters believes the risk of material and sustained operating losses is low.

The above summary is not exhaustive and prospective investors should read this Prospectus in its entirety and consult their broker, accountant or other professional adviser before deciding whether to apply for Jupiters RPS.

Information about Jupiters

6.1 OVERVIEW OF JUPITERS

Jupiters is a publicly listed diversified gaming and wagering enterprise whose activities include the operation of hotel casino properties on the Gold Coast and in Brisbane, management of a hotel casino property in Townsville, the operation of wide area keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. The Company is also a supplier of wagering and gaming systems to licensed operators internationally. Jupiters considers other investment opportunities in the tourism, leisure and gaming industry as they arise.

The following graph shows the closing price of Jupiters' Ordinary Shares for the period from 5 January 1996 to 22 February 2002.


Share Price History
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1996
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2001
2002

Past share price performance is not necessarily indicative of future share prices. Nothing in this section should be taken as a forecast or prediction of the future price of Jupiters' Ordinary Shares.

6.2 HISTORICAL PERFORMANCE

The following graphs demonstrate recent growth trends in net operating profit and dividends as well as Jupiters' success in growing revenue and diversifying revenue sources.


Net Operating Profit
A$ million
41.3
37.7
44.6
67.4
77.1
1997
1998
1999
2000
2001
Net Operating Profit


Dividends Per Share
Dividend (cents per share)
13
13
14
17
19
1997
1998
1999
2000
2001
Dividend Per Share


Revenue Sources
Revenue (A$ million)
370
119
388
118
44
394
114
60
448
117
109
482
125
164
1997
1998
1999
2000
2001
Casino Revenue
Hotel Revenue
Other (excludes interest revenue)

6.3 JUPITERS' EVOLUTION

Jupiters' strategy has been to expand its existing operations and diversify its business within the tourism, leisure and gaming industries in Australia and overseas. Jupiters evaluates development and acquisition opportunities in its current gaming markets as well as other markets throughout Australia and overseas. Jupiters' expansion has involved the following:

- In 1985, Jupiters' first wholly owned hotel/casino, Conrad Jupiters, was opened. At 31 December 2001, Conrad Jupiters featured 109 table games, 1,197 gaming machines, 603 hotel rooms, a showroom with a seating capacity of approximately 1,125, 5 restaurants and 9 bars.
- In 1994, Jupiters acquired an interest in Breakwater Island Trust, the owner of Sheraton Townsville (renamed Jupiters Townsville in 1999).
- Also in 1994, Jupiters entered the gaming technology industry through the acquisition of an electronics business. Jupiters has subsequently expanded its gaming technology operations to include the development of hardware and software for a real-time, wide-area keno system, gaming machine monitoring and progressive jackpot systems and a sports betting operating system.
- In 1995, Jupiters opened Conrad Treasury, Brisbane's only hotel/casino complex. At 31 December 2001, Conrad Treasury featured 90 table games, 1,216 gaming machines, 130 hotel rooms, 4 restaurants and 7 bars.
- In 1997, Jupiters obtained a licence to operate keno in Queensland casinos, clubs, hotels and TABs on an exclusive basis. At 31 December 2001, Jupiters operated keno in over 820 venues throughout Queensland.
- In 1998, Jupiters purchased substantially all of the assets of Centrebet, a sportsbetting business. At 31 December 2001, Centrebet's Internet web site serviced over 100,000 registered customers in 6 languages.
- In 1999, Jupiters began providing monitoring and progressive jackpot services for gaming machines in Queensland, where Jupiters holds one of four licences to monitor over 13,000 gaming machines in clubs and hotels.
- In 1999, the Queensland Government announced Jupiters as the preferred developer and operator of the Gold Coast Convention and Exhibition Centre. This Government funded project is to be located adjacent to Conrad Jupiters. Construction commenced in February 2002 and the facility is expected to open in 2004.
- In 1999, Jupiters completed the acquisition of the various interests held by Starwood Pacific Hotels Pty Ltd in Breakwater Island Limited and Breakwater Island Trust. This resulted in Jupiters becoming the operator of the newly named Jupiters Townsville Hotel and Casino as well as holding 47.5% of the units in Breakwater Island Trust. At 31 December 2001, Jupiters Townsville featured 25 table games, 255 gaming machines, 192 hotel rooms, 3 restaurants and 5 bars.
- In 2000, Jupiters completed the acquisition of AWA Limited and its controlled entities. The acquisition afforded Jupiters control over a joint licence to operate keno in New South Wales clubs on an exclusive basis. At 31 December 2001, Jupiters operated keno in over 1,000 venues throughout New South Wales. The acquisition of AWA Limited also resulted in Jupiters owning and operating the businesses of AWA Technology Services, a nation-wide information technology service and support business and Jupiters International, a gaming technology sales business.
- In 2000, Jupiters acquired a gaming machine monitoring business which resulted in Jupiters monitoring close to the regulated maximum of 40% of the gaming machines in Queensland clubs and hotels.

Jupiters currently employs over 5,200 people across its divisions.

6.4 JUPITERS' RESULTS - SIX MONTHS TO 31 DECEMBER 2001

Jupiters reported a net profit for the six months ended 31 December 2001 of $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result was a provision of $10.0 million that was raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex.

The reduction in the company tax rate impacted the result positively by approximately $2.8 million.

Revenues increased $13.3 million to $405.7 million but earnings before interest, tax, depreciation and amortisation (EBITDA) was slightly lower at $105.7 million (pcp $106.8 million). Earnings per share were 15.0 cents (pcp 17.6 cents).

The Directors declared an interim fully franked dividend of 10 cents per share representing an increase of 1 cent per share over the pcp.

6.5 JUPITERS' OUTLOOK

The difficulties faced by tourism operators in the Australian market since 'September 11' have been offset to some degree by a very successful domestic holiday season in South East Queensland. With the end of this domestic season the industry moves to a reliance on international visitors in the period from February 2002 to June 2002. Forward hotel and convention bookings for this period are down significantly compared to the same period last year, however, forward bookings beyond June 2002 are showing a strong positive trend.

Jupiters continues to explore opportunities in international markets. The Company's trial of keno in the United Kingdom, initially intended to last for three months, has been extended for a further period to allow for some modification to the marketing and promotion of the product.

The strong growth profile for Centrebet is expected to continue with initiatives underway to improve the speed and functionality of its web site and to increase geographical coverage. The soccer world cup scheduled from 31 May 2002 to 30 June 2002 is expected to generate significant additional turnover.

Financial Implications

7.1 PRO-FORMA FINANCIAL STATEMENTS

The following historical and pro-forma financial statements are derived from the Company's audited financial statements.

The pro-forma Statement of Financial Position as at 31 December 2001 has been prepared on the basis that 40,011,700 shares are acquired under the Buy-Back at a price of $4.54 and that the Buy-Back cost, including transaction costs, will be funded entirely from the issue of Jupiters RPS.

The pro-forma Statement of Financial Performance for the 12 months to 31 December 2001 and the table of Key Statistics as at 31 December 2001 have been prepared on the basis that the Restructure occurred on 1 January 2001 and therefore take account of the financial impact of the Restructure over the full year to 31 December 2001.

Statement of Financial Position (as at 31 December 2001)

($ million)	Actual (Audited)	Pro-forma after Restructure[1]
CURRENT ASSETS:		
Cash assets	90.8	90.8
Receivables	43.8	43.8
Inventories	15.9	15.9
Prepayments	10.9	10.9
Total current assets	161.4	161.4
NON-CURRENT ASSETS:		
Property, plant and equipment	786.1	786.1
Intangibles[5]	123.2	129.2
Other	50.2	50.2
Total non-current assets	959.5	965.5
Total assets	1,120.9	1,126.9
CURRENT LIABILITIES:		
Payables	105.6	105.6
Interest bearing liabilities	1.8	1.8
Tax liabilities	17.6	17.6
Other provisions	49.5	49.5
Total current liabilities	174.5	174.5
NON-CURRENT LIABILITIES:		
Interest bearing liabilities[2][5]	286.6	476.3
Deferred tax liabilities	16.1	16.1
Other provisions	10.1	10.1
Total non-current liabilities	312.8	502.5
Total liabilities	487.3	677.0
Net assets	633.6	449.9
EQUITY:		
Contributed equity[3]	466.1	310.0
Retained profits[3]	136.1	108.5
Chief entity interest	602.2	418.5
Outside equity interest	31.4	31.4
Total equity	633.6	449.9

Statement of Financial Performance (Year ended 31 December 2001)

($ million)	Actual (Audited)	Pro-forma after Restructure[4]
Operating Revenue	784.3	784.3
EBITDA	197.5	197.5
Depreciation & Amortisation[5]	(51.4)	(52.0)
Net Interest & Finance Charges[2][5]	(20.5)	(36.6)
Net Profit before Tax	125.6	108.9
Income Tax Expense[6]	(53.2)	(48.2)
Net Profit after Tax	72.4	60.7
Outside Equity Interests	(1.5)	(1.5)
Net Profit	70.9	59.2

Key Statistics (as at 31 December 2001)

	Actual	Pro-forma after Restructure[4]
Ordinary shares on issue (million)	241.4	201.4
Diluted Earnings Per Share[7] (cents)	29.37	29.40
Change		*0.1%*
Return on Equity	11.2%	13.2%
Net Assets per Share	$2.62	$2.23
Net Tangible Assets per Share	$2.11	$1.59
Net Debt ($ million)[8]	148.8	338.5
Net Debt / (Net Debt + Equity)	19.0%	42.9%
Net Debt / EBITDA	0.7x	1.7x
EBITDA / Net Interest & Finance Charges	9.6x	5.4x
Franking Account Balance[3] ($ million)	160.2	133.0

Assumptions:

1) The pro-forma Statement of Financial Position assumes Restructure took place on 31 December 2001
2) Jupiters RPS are treated as debt for accounting and tax purposes, the dividend rate on the Jupiters RPS is 8.5% and dividend payments on the Jupiters RPS are treated as interest expense. This dividend rate reflects the rate used in section 2.5 of the Information Memorandum and does not necessarily reflect the dividend rate which will be paid on the Jupiters RPS
3) 85% of the total Buy-Back price, excluding fees associated with the issue of Jupiters RPS, is debited to contributed equity and 15% to retained earnings. The franking account balance will be reduced by 15% of the costs of the Buy-Back (excluding transaction costs)
4) Pro-forma Statement of Financial Performance and pro-forma Key Statistics are based on the assumption that the issue of 1.90 million Jupiters RPS to fund the cost of the Buy-Back, including transaction costs, had been completed on 1 January 2001
5) 100% of the cost of the Buy-Back including $8 million in transaction costs are funded through the issue of Jupiters RPS. Fees of $6 million, related to the issue of Jupiters RPS are capitalised, treated as deferred borrowing expenses (an intangible asset) and amortised over ten years
6) Jupiters will receive a tax deduction equal to the annual dividend on the Jupiters RPS. The effect of this will be to reduce the annual tax liability of the Company by 30% of the annual dividend paid on the Jupiters RPS
7) Under AASB 1027 Earnings Per Share are not diluted for the potential issue of ordinary shares
8) Net debt represents interest bearing liabilities less cash assets and an amount of $48.8 million recorded as receivable under an existing hedge contract

7.2 ISSUED CAPITAL

As a result of the Buy-Back, Jupiters will cancel 40,011,700 Ordinary Shares. The cancellation of these shares will result in Jupiters having fewer Ordinary Shares on issue and, as such, each non-Founder shareholder will increase their percentage shareholding in the Company.

Upon cancellation of the shares, Jupiters will debit its share capital account with an amount equal to 85% of the total Buy-Back price and debit 15% of the total Buy-Back price from its retained earnings account. The total Buy-Back price excludes fees associated with the issue of Jupiters RPS. The dividend component will be fully franked. These accounting adjustments will lead to a reduction in both contributed equity and retained earnings as they appear in the financial statements.

7.3 PRO-FORMA EARNINGS PER SHARE

The Buy-Back is expected to result in a marginal improvement in Jupiters' calendar year 2001 pro forma earnings per share. While Jupiters' net profit after tax will be lower due to the tax-deductible interest expense of the Jupiters RPS, the net profit after tax will be divided by a smaller number of Ordinary Shares on issue.

7.4 NET TANGIBLE ASSETS

The Buy-Back is expected to reduce Jupiters' net tangible assets by an amount equal to the total Buy-Back price, including certain costs. This amount is expected to be approximately $190 million if 40,011,700 shares are bought back.

7.5 TAXATION

The Buy-Back is an "off-market" buy-back offer for the purposes of the Income Tax Assessment Act 1936. The Australian Taxation Office has issued a ruling confirming that the split of the total Buy-Back price between capital of 85% and retained earnings of 15% is acceptable to it. The Buy-Back has no other direct taxation implications for Jupiters.

Jupiters has received a private ruling from the Australian Taxation Office confirming that the dividends payable on the Jupiters RPS will be tax deductible to the Company.

7.6 DIVIDENDS AND FRANKING CREDITS

The Directors do not expect the Buy-Back to impact Jupiters' dividend policy. The capacity to pay dividends will be influenced by the fact that the Jupiters RPS will rank ahead of Ordinary Shares in the payment of dividends. Additionally, under the terms of the Company's US Senior Notes Indenture, Jupiters' ability to pay dividends on both Ordinary Shares and Jupiters RPS is also restricted.

As at 31 December 2001, Jupiters had unused franking credits of $160.2 million after allowing for the payment of accrued income tax and the interim dividend. The balance of the unused franking credits is expected to reduce to approximately $133 million if 40,011,700 shares are bought back at $4.54 per share.

Dividends on the Jupiters RPS will not be franked and therefore Jupiters' surplus franking credit balance after the Buy-Back, and franking credits generated from the future payment of tax on Australian earnings, are expected to allow the Company to fully frank dividends on its Ordinary Shares for the foreseeable future.

7.7 RATINGS

The corporate credit rating of Jupiters is currently BB+ as rated by Standard & Poor's and Ba2 by Moody's Investors Services.

Standard & Poor's has confirmed that Jupiters' corporate credit rating will be maintained at BB+ following the Restructure.

Moody's has advised that the Jupiters' corporate credit rating has been placed under review for a possible downgrade following the announcement of the Restructure on 20 February 2002.

7.8 FUTURE FINANCING

Following the Buy-Back and the Jupiters RPS issue, on the basis that the 31 December 2001 cash and financing facilities are maintained, Jupiters expects to have at least a total of $250 million of cash and/or undrawn bank debt capacity available under its banking facilities.

Whilst the Buy-Back will decrease Jupiters' interest cover ratio, and increase debt levels and gearing, in the short term, the Buy-Back is not expected to impact the Company's ability to finance its operating or development activities.

Jupiters LIMITED

Taxation Implications

ANDERSEN

The Directors
Jupiters Limited
Level 9, Niecon Tower
17 Victoria Avenue
BROADBEACH QLD 4218

Arthur Andersen
A Member Firm of Andersen Worldwide SC
363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia
Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney
www.andersen.com

28 February 2002

Dear Sirs

Jupiters Limited
Australian Tax Consequences of Investing in Reset Preference Shares

We have prepared this letter to provide a broad summary of the income tax considerations for investors for the purpose of inclusion in a Prospectus dated 28 February 2002 for the issue of reset preference shares ("Jupiters RPS") in Jupiters Limited ("Jupiters" or "the Company").

This letter is intended as a guide only. Taxation is a complex area of law and the taxation implications to an investor may differ from those described in this letter depending on the particular circumstances of the investor. Accordingly, this letter should not be relied upon as a substitute for professional advice and anyone who is contemplating investing in Jupiters RPS should ensure they seek professional advice specific to their circumstances.

The summary that follows is intended as a brief guide for Australian tax residents only. In particular, non-residents should obtain their own advice. The advice is also limited to the income tax implications to investors holding their investment on capital account. The advice does not consider the application of the law to banks, insurance companies, superannuation funds and to an investor who is regarded as a trader, who holds their investment as part of a business or profit making undertaking or scheme or who otherwise holds the investment on revenue account.

You should note that our comments have been restricted to the Australian tax implications pursuant to the Income Tax Assessment Act 1936 ("ITAA 1936"), the Income Tax Assessment Act 1997 ("ITAA 1997") and A New Tax System (Goods and Services Tax) Act 1999 ("GST Act").

Unless otherwise defined in this letter, terms used in this letter that commence with capital letters have the same meaning ascribed to them in the Prospectus.

Our letter is based on the law as it stands as at the date of this letter. During the life of the Jupiters RPS, the taxation laws in Australia and/or their interpretation may be subject to change. In particular, it does not describe nor take into account tax reform proposals or legislation that has been introduced but has not passed both Houses of Federal Parliament.

Debt and Equity Rules

The New Business Tax System (Debt and Equity) Act 2001 inserted a new Division ("Division 974") into ITAA 1997. The purpose of Division 974 is to distinguish debt and equity interests for taxation purposes. In making this distinction the new rules focus on the economic substance rather than the legal form of a transaction.

Subject to the comments below, in our view, even though Jupiters RPS are preference shares in legal form, Jupiters RPS would satisfy, at the time they come into existence, the test for a "debt interest" and as such would constitute a debt interest for the purposes of Division 974.

Important Aspects of Division 974

Under Division 974, Jupiters RPS would fall within the definition of an "interest that will or may convert into another interest". The occurrence of a conversion of Jupiters RPS into Ordinary Shares will give rise to a new interest under the provisions of Division 974. The tests contained in Division 974 would then have to be reapplied to this new interest to ascertain whether it would be a debt or an equity interest.

The Terms and Conditions provide for the terms of Jupiters RPS to be varied in certain circumstances. Any variation in this manner could give rise to a "material change" under the provisions of Division 974 such that the existing debt interest ceases and a new interest comes into existence at the time the material change occurs.

Even if there is no material change in Jupiters RPS, if the Company subsequently enters into a separate scheme that is deemed to be related, for the purposes of Division 974, to the Jupiters RPS, and this related scheme and the Jupiters RPS together give rise to an equity interest, the equity interest is deemed to commence, and the debt interest is deemed to cease at the time the related scheme comes into existence.

Division 974 provides for the Commissioner of Taxation to be able to make determinations in a number of instances, either on his initiative or on application by a taxpayer. Further, Division 974 provides for regulations to be made to clarify the meaning of certain words and provide guidance on the detailed operation of particular provisions.

If a determination and/or regulations are made in the future, it could cause the Jupiters RPS to fail the debt test and as such Jupiters RPS would not be treated as a debt interest.

The Commissioner of Taxation has advised the Company that the Jupiters RPS will be treated as a debt interest under Division 974. While the holders may not rely on Commissioner's ruling it is consistent with the comments made above.

Tax Treatment of Dividends Paid on Jupiters RPS

Any amount paid as a Dividend, Additional Amount or Outstanding Dividend will constitute a dividend for the purposes Australian corporations law.

Whilst the Jupiters RPS constitute a debt interest for income tax purposes, any dividend paid to holders in respect of Jupiters RPS, in the form of a Dividend, Additional Amount or Outstanding Dividend will not be capable of being franked.

Dividends, Additional Amounts and Outstanding Dividends that Jupiters pay to holders during the life of Jupiters RPS will need to be included in the assessable income of the holder and should be so included in the income year in which the dividends are paid.

As any dividends paid are unable to be franked, holders will only be required to bring into assessable income the actual amount of the dividend paid by Jupiters. However, no franking rebate will be available to any holder in respect of that dividend.

Until Jupiters declares a Dividend, Additional Amount or Outstanding Dividend no amount in respect of the Dividend, Additional Amount or Outstanding Dividend will need to be included in the assessable income of the holder.

Taxation Treatment of Conversion of Jupiters RPS to Jupiters Ordinary Shares

If Jupiters RPS are converted to Ordinary Shares in Jupiters, the Company will vary the status of, and the rights attaching to, the Jupiters RPS so that they will become Ordinary Shares in the Company.

This process will not constitute a cancellation, redemption or termination of Jupiters RPS, nor the issue, allotment or creation of new shares (other than the additional Jupiters Ordinary Shares discussed below).

In such a case, it is our view that the conversion would not trigger a capital gains tax event ("CGT event") or give rise to a disposal for tax purposes in respect of the Jupiters RPS.

Taxation Treatment of Additional Shares Issued on Conversion of Jupiters RPS

Each holder whose Jupiters RPS are converted on a Conversion Date will be issued with additional Ordinary Shares over and above Jupiters RPS that are converted into Ordinary shares of the Company by the variation of rights as discussed above.

We consider that this additional allotment of Ordinary Shares will be treated as a bonus issue for the purposes of ITAA 1936 and ITAA 1997.

If no part of the bonus issue is taken to be a dividend, the cost base of the Jupiters RPS converted will be apportioned in a reasonable way over both the Ordinary Shares into which the Jupiters RPS are converted by variation of rights, and the additional Ordinary Shares issued to the holder on the occurrence of the bonus issue. The additional Ordinary Shares will be taken to be acquired at the time the Jupiters RPS that are converted were acquired.

Under the Terms and Conditions, on a conversion, holders may in certain circumstances be entitled to receive additional Ordinary Shares in final satisfaction of amounts representing the Outstanding Dividend.

To the extent the holder has a choice whether to be paid a dividend or to be issued Ordinary Shares under the bonus issue, and the holder chooses to be issued with Ordinary Shares, a dividend is taken to be paid to the holder and should be included in the assessable income of the holder as ordinary income and will not be capable of being franked.

If part of the bonus issue is a dividend, the cost base of the Jupiters RPS converted into the additional Ordinary Shares will be apportioned in a reasonable way over the Ordinary Shares into which the Jupiters RPS are converted. Further, the cost base of the additional Ordinary Shares allotted to holders will include any part of the shares that is a dividend. The additional Ordinary Shares allotted are taken to be acquired when they are issued.

Taxation Treatment of Repurchase or Disposal of Jupiters RPS

The Terms and Conditions allow Jupiters to Repurchase Jupiters RPS by way of share buy-back, redemption or cancellation in any manner permitted by law, except that on the Maturity Date Jupiters may only redeem Jupiters RPS. Holders may also sell Jupiters RPS to third parties during the life of the investment.

Capital Reduction or Buy-Back of Jupiters RPS

On a Repurchase of Jupiters RPS by way of a share buy-back or capital reduction, the amount not debited against amounts standing to the credit of the share capital account of the Company will be taken, for income tax purposes, to be a dividend paid by the Company and will need to be included by holders in assessable income as ordinary income and will not be capable of being franked.

Redemption of Jupiters RPS

On a Repurchase or on the Maturity Date, Jupiters may redeem Jupiters RPS on the terms on which they were issued. Under the provisions of Australian corporations law, Jupiters RPS which are issued as redeemable preference shares, may only be redeemed out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.

To the extent that the redemption amount represents the paid-up capital on Jupiters RPS, it will not constitute a dividend. However, any excess of the redemption amount over the paid-up capital on Jupiters RPS will constitute a dividend paid by the Company and will need to be included by holders in assessable income as ordinary income and will not be capable of being franked.

Taxation Treatment of Disposal of Jupiters RPS

If Jupiters RPS are sold to a third party or are subject to a Repurchase by Jupiters, a capital gains tax event ("CGT event") will arise.

In the case of a sale of the Jupiters RPS to a third party, the capital proceeds will be equal to the proceeds received by a holder on the disposal of a Jupiters RPS.

In the case of a share buy-back or capital reduction of Jupiters RPS by the Company, the capital proceeds will be equal to the proceeds received by the holder less any amount that is a dividend or is taken to be a dividend that is included in the holder's assessable income for any year of income.

In the case of a redemption of Jupiters RPS by the Company the capital proceeds will be equal to the full amount of the proceeds received by the holder. A capital gain will arise equal to the difference between the capital proceeds the holder receives for the disposal of the Jupiters RPS and the cost base of Jupiters RPS and reduced by any amount of the capital proceeds that is treated as a dividend.

A capital gain will arise equal to the difference between the capital proceeds the holder receives for the disposal of the Jupiters RPS and the cost base of Jupiters RPS where the capital proceeds exceed the cost base. The cost base of the Jupiters RPS will broadly equal the sum of the holder's acquisition costs and any incidental costs of acquisition and disposal (eg. brokerage) that are not deductible against ordinary income to the holder.

Individuals or trustees that acquired their Jupiters RPS at least twelve months prior to disposal will be entitled to discount the capital gain, after application of capital losses, by 50%. In the case of a trustee, whether or not the beneficiary can enjoy the discount on the gain will depend on the legal status of the beneficiary.

Conversely a capital loss might arise if the capital proceeds received are less than the reduced cost base of Jupiters RPS disposed of.

Capital Streaming

ITAA 1936 contains anti-avoidance provisions relating to the provision or streaming of capital benefits to shareholders. If these anti-avoidance provisions were to apply, the amount of the capital benefit would be taken to be an unfranked dividend paid by Jupiters to the relevant shareholder.

Whether these anti-avoidance provisions apply will depend, to a large degree, on the facts and circumstances at the relevant time. In our view, although we cannot be definitive at this stage, in the circumstances of the Jupiters RPS offer we believe it unlikely that the capital streaming provisions would apply.

Quotation of Tax File Number

A holder need not quote a Tax File Number ("TFN") when applying for the Jupiters RPS. However, if a TFN is not quoted, or no appropriate TFN exemption information is provided, tax is required to be deducted by Jupiters from any dividend at the highest marginal tax rate plus Medicare Levy (currently 48.5%). This deduction should be refundable to the holder against assessment of tax.

Goods and Services Tax

The following transactions should not be subject to Goods and Services Tax:

- The investment of cash in Jupiters RPS;
- The receipt of cash proceeds on the sale of Jupiters RPS to a third party;
- The conversion of Jupiters RPS into Ordinary Shares in the Company;
- The issue of Ordinary Shares in the Company under the Terms and Conditions.

* * * *

Yours faithfully

Arthur Andersen

Section 9

Additional Information

9.1 TERMS AND CONDITIONS OF THE ISSUE

The rights attaching to the Jupiters RPS will be governed by:

- the Constitution; and
- the Terms and Conditions of the Jupiters RPS set out in Appendix A.

The rights attaching to Ordinary Shares, into which Jupiters RPS may be converted in certain circumstances, are set out in the Constitution. It is proposed to amend the Constitution in the manner set out in the Notice of Meeting to shareholders dated 20 February 2002.

9.2 DEFOUNDERING AND SHARE BUY-BACK

Jupiters holds a casino licence in Queensland for each of the Conrad Jupiters and Conrad Treasury Casinos. As a casino licence holder the Company must comply with a strict regulatory regime.

The current regulatory regime requires Jupiters to have cornerstone shareholders known as Founders whose right to transfer their shares (Founder Shares) is restricted. The Current Founders are BI Gaming and CSS/PSS. The Founders also have certain other rights and obligations including the right to appoint Directors.

Jupiters has proposed to the Queensland Government and the Founders an alternative regulatory and ownership model to replace the Founder regime. Defoundering will involve removing the need for Jupiters to have Founders, removing the rights and obligations specific to Founders and adopting new shareholding restrictions. It is also proposed that the Queensland Government's foreign ownership restrictions be removed.

Defoundering will effect the removal of:

- the restrictions on the transferability of Founder Shares;
- the obligation on the Founders to hold a specified number of shares as Founder Shares;
- the Founder's right to appoint a Director for each parcel of 16 million shares that they hold as Founder Shares; and
- the right for a Founder's Voting Power to be up to 25%.

In place of these restrictions, a Voting Power limit of 10% will be introduced (see section 9.5).

Defoundering will simplify Jupiters' ownership structure, remove the differences between Founder Shares and all other Ordinary Shares and allow all Ordinary Shares to be traded on the stock exchange in the normal manner. Defoundering will also bring the Company's shareholding restrictions broadly into line with those which apply to the other major gaming companies operating in Australia and reduce barriers to Jupiters' participation in corporate transactions.

Removal of the Queensland Government foreign ownership restrictions is also expected to lower the monitoring and compliance costs Jupiters faces.

In conjunction with Defoundering, the Company is proposing to acquire, by way of a selective buy-back, a minimum of 40,011,700 shares held by the current Founders at a price of $4.54 per share. The number of shares to be acquired under the Buy-Back is dependent upon the success of the Jupiters RPS issue. However, the Company does not expect it will acquire more than 40,011,700 shares.

The Founder Shares acquired under the Buy-Back will be cancelled by Jupiters. As a result the number of Ordinary Shares on issue will decrease by the number of shares acquired. This will have the effect of increasing the percentage shareholding of each current shareholder remaining after the Buy-Back.

9.3 INFORMATION MEMORANDUM

Jupiters issued an Information Memorandum including a Notice of Meeting, explanatory statement and an independent experts' report, for the purpose of obtaining shareholder approval of the Defoundering, Buy-Back and issue of Jupiters RPS. Jupiters lodged the Information Memorandum with ASIC and ASX on 20 February 2002. The Information Memorandum is taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

The Notice of Meeting sets out the resolution Jupiters is seeking from shareholders (Resolution). The Information Memorandum provides information to assist shareholders in understanding the terms, purpose and effect of the Defoundering, Buy-Back and issue of Jupiters RPS. It includes an overview of the proposals, the benefits of each proposal, Directors' recommendations, an explanation of the existing regulatory framework and proposed new regulatory regime, shareholder approval requirements and the consequences and financial implications of the Restructure.

Listing Rule 10.10 requires that the Notice of Meeting be accompanied by a report from an independent expert as to whether the proposed Buy-Back is fair and reasonable to the non-Founder shareholders. The independent expert commissioned to provide a report, PricewaterhouseCoopers Securities Ltd, concluded that the Buy-Back is fair and reasonable to the non-Founder shareholders.

Jupiters will provide a copy of the Information Memorandum free of charge to any person who requests a copy during the application period for the Prospectus.

9.4 CONDITIONS PRECEDENT TO THE ISSUE

The issue of Jupiters RPS is conditional on satisfaction or waiver of the conditions precedent to completion of the Buy-Back. The following conditions precedent remain outstanding at the date of this Prospectus:

- the Company must obtain all regulatory approvals required under:

  (a) the Constitution;

  (b) the Casino Agreements; and

  (c) the Foundation Agreement,

  to effect the Defoundering, to complete the Buy-Back, to issue the Jupiters RPS and to appoint new Directors to fill the casual vacancies on the Board resulting from the Defoundering;
- shareholders must approve the terms of the Buy-Back and the issue of the Jupiters RPS as set out in the Notice of Meeting;
- the Company must raise sufficient funds through the issue of the Jupiters RPS to fund the Buy-Back; and
- the Queensland Parliament must pass the amendments to the Brisbane Casino Agreement Act and the Jupiters Casino Agreement Act and the Company and the State of Queensland must enter into deeds to amend the Casino Agreements. The form of the amendments have been agreed between Jupiters and the State. Jupiters anticipates that the deeds giving effect to the amendments to the Casino Agreements will be signed shortly after the amendments to the Acts are passed by Queensland Parliament.

If these conditions are unable to be satisfied or waived by 31 May 2002 (subject to an extension of one month if Jupiters reasonably believes all of the conditions can be satisfied within the additional period), the allotment of Jupiters RPS will not proceed and all Application Monies will be promptly refunded to applicants (without interest).

9.5 RESTRICTIONS ON OWNERSHIP

Preference Shares

The Constitution contains provisions which:

(a) restrict the ability of a person to have a relevant interest in more than 5% of the Jupiters RPS on issue, except if the person is an Approved Holder; and

(b) prohibit the holders of preference shares (which will include Jupiters RPS) from converting their securities into Ordinary Shares if the conversion would cause that holder's Voting Power to exceed 5% unless they hold prior written Government approval.

Ordinary Shares

If the Restructure proceeds, it will effect various amendments to the Company's Constitution. The Constitution will then contain the following shareholding restrictions in respect of Ordinary Shares:

- the Voting Power of any person in Jupiters (other than grandfathered shareholders) must not exceed 5% except with prior written Government approval;
- the Voting Power of any person in Jupiters (other than grandfathered shareholders) must not exceed 10% other than in the case of a full takeover (ie an entity acquiring 100% of the Company);
- the approval of the Government will be required for a full takeover; and
- the grandfathered shareholders will be permitted to sell-down Ordinary Shares that they hold that comprise their grandfathered holding without requiring any further approval. The grandfathered shareholders will not however be entitled to acquire additional Ordinary Shares unless their Voting Power in the Company is less than 10% and then only up to the 10% limit.

The grandfathered shareholders will be those persons:

- whose Voting Power in the Company immediately after the Buy-Back is in excess of 10% and which immediately prior to the Buy-Back were Founders; or
- who, immediately before the Buy-Back have Government approval for their Voting Power to exceed 5% and whose Voting Power in the Company exceeds 10% solely as a result of the Buy-Back.

The extent of the grandfathered holdings were determined when the Restructure was announced by Jupiters to ASX.

A person will cease to be a grandfathered shareholder when their Voting Power in Jupiters ceases to exceed 10%.

9.6 UNDERWRITING AGREEMENT

On 28 February 2002 Salomon Smith Barney and UBS Warburg entered into the Underwriting Agreement with Jupiters to underwrite the issue of the Underwritten Shares in the Offer. The Underwritten Amount is $160 million.

Under the Underwriting Agreement:

(a) Jupiters appointed the Underwriters as its agent to arrange and manage the Offer, including:
  - to act as bookrunner for the Offer; and
  - to nominate in their absolute discretion the allottees of all or any of the Underwritten Shares after consultation with Jupiters.

(b) Jupiters agreed not to allot any Underwritten Shares under the Offer without prior consultation with and approval of the Underwriters.

(c) The Underwriters acknowledged that Jupiters has the right to nominate the allottees of any and all Additional Shares in the Offer after consultation with the Underwriters.

(d) The parties acknowledged that Jupiters may accept oversubscriptions for up to 0.4 million

Additional Shares ($40 million) in the Offer and that the issue of Additional Shares under any such oversubscriptions is not underwritten by the Underwriters.

(e) Jupiters agreed to pay the Underwriters upon allotment of the Underwritten Shares and any Additional Shares under this Prospectus:

- an underwriting commission of 2.75% of the Underwritten Amount ($160 million); and
- a selling fee of 1.75% of the gross proceeds received for oversubscriptions of Additional Shares accepted in the Offer.

(f) Jupiters agreed to pay or reimburse the Underwriters for certain other costs and expenses incurred in connection with the Offer including the Underwriters' reasonable legal costs and disbursements up to $50,000.

If the Underwriting Agreement is validly terminated by both Underwriters Jupiters will not be liable to pay the underwriting commission or selling fee referred to in paragraph (e) to either Underwriter.

The Underwriters' obligations under the Underwriting Agreement are conditional on:

(a) the satisfaction of the conditions precedent to the selective buy-back of shares by Jupiters as set out in the Buy-Back Agreements relating to:

(i) obtaining relevant regulatory approvals (Condition Precedent 1);

(ii) obtaining necessary approvals, waivers and modifications under each of the Facility Agreement and the Multi-Option Syndicated Revolving Facility Agreement between Jupiters, Australian and New Zealand Banking Group Limited and others (Condition Precedent 2);

(iii) the "Defoundering Resolution" (as defined in the Information Memorandum) being approved by the requisite majority of Jupiters' shareholders (Condition Precedent 3 and part of Condition Precedent 4 and becoming unconditional);

(iv) ASX approving the amendments to the Company's constitution described in the Information Memorandum (Condition Precedent 6);

(v) the Queensland Government passing amendments to the Brisbane Casino Agreement Act and the Jupiters Casino Agreement Act and executing agreements to amend the Brisbane Casino Agreement and the Jupiters Casino Agreement (Condition Precedent 7);

by 11 April 2002.

(b) the Underwriters receiving a closing certificate from Jupiters on or before the time specified for the delivery of a Shortfall Notice in clause 5.1 of the Underwriting Agreement;

(c) Jupiters becoming capable of accepting applications in respect of the Offer in accordance with section 727(3) by 19 March 2002;

(d) lodgement at ASIC of the Prospectus in a form in which the Underwriters have consented to be named on or before 28 February 2002;

(e) ASX indicating in writing that it will grant permission for the official quotation of Jupiters RPS (subject only to customary pre-quotation conditions) on or before 5.00pm on 11 April 2002.

Each Underwriter may at any time in their sole discretion waive the breach or non-fulfilment of these conditions.

Each Underwriter may terminate its obligations under the Underwriting Agreement if any of these conditions is not satisfied by the date specified.

Clause 10.1 of the Underwriting Agreement provides that each Underwriter may (whether or not with the consent of the other Underwriter but only after consultation with the other Underwriter) terminate all further obligations of that

Underwriter under the Underwriting Agreement (including the obligation to subscribe for shortfall shares) by notice to Jupiters and the other Underwriter at any time before allotment of the Underwritten Shares if the first mentioned Underwriter becomes aware of the happening of any one or more of the following events:

(a) (disclosures in Prospectus) a statement contained in the Prospectus is misleading or deceptive, or a matter required by the Corporations Act is omitted from the Prospectus (having regard to the provisions of sections 711, 713 and 716 and ASIC Class Order 00/195); or

(b) (disclosures in Due Diligence Report) any information supplied by or on behalf of Jupiters to the Underwriter in relation to Jupiters or the Offer as part of the due diligence process is misleading or deceptive; or

(c) (credit rating) the credit rating assigned to Jupiters by Standard and Poor's (Australia) Pty Limited as at the date of the Underwriting Agreement is downgraded or withdrawn or that credit rating is placed on credit watch negative; or

(d) (market conditions) there occurs any of the following:

(i) a suspension or material limitation in trading in securities of Jupiters generally on ASX without the Underwriter's consent or approval;

(ii) a change or development involving a prospective change in Australian taxation adversely affecting Jupiters or Jupiters' group, Jupiters RPS or the transfer thereof;

(iii) any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the United States of America or the international financial markets or any change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the reasonable opinion of the Underwriter reached in good faith, impracticable to market the Offer or to enforce contracts to issue and allot Jupiters RPS or is reasonably likely to materially and adversely affect the success of the Offer; or

(e) (adverse change) any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of Jupiters and Jupiters' group (insofar as the position in relation to an entity in Jupiters' group affects the overall position of Jupiters), including:

(i) any change in the earnings, future prospects or forecasts of Jupiters or an entity in Jupiters' group;

(ii) any change in the nature of the business conducted by Jupiters or an entity in Jupiters' group;

(iii) the insolvency or voluntary winding up of Jupiters or an entity in Jupiters' group or the appointment of any receiver, receiver and manager, liquidator or other external administrator;

(iv) any change in the assets, liabilities, financial position or performance, profits, losses or prospects of Jupiters' group from those respectively disclosed in the Prospectus or in public and other media statements made by or on behalf of Jupiters in relation to the affairs of Jupiters or the Offer; or

(f) (new circumstance) there occurs a new circumstance that has arisen since the Prospectus was lodged that would, in the reasonable opinion of the Underwriter, have been required to be included in the Prospectus if it had arisen before the Prospectus was lodged in relation to Jupiters or any entity in Jupiters' group; or

(g) (material contracts) termination of any material contracts of Jupiters; or

(h) (hostilities) hostilities not presently existing commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, the United States of America, the United Kingdom, any member state of the European Union, Japan or the Peoples Republic of China, or a terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world; or

(i) (change of law) there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia, Queensland, New South Wales or the Northern Territory a new law, or the Reserve Bank of Australia, or any Commonwealth, Queensland, New South Wales or Northern Territory authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or is likely to prohibit or regulate the Offer, capital issues or stock markets; or

(j) (change in management) a change in the board of directors of Jupiters occurs other than as described in the Information Memorandum; or

(k) (legal proceedings and offence by directors) any of the following occurs;

(i) a Director is charged with an indictable offence;

(ii) the commencement of legal proceedings against Jupiters or any Director; or

(iii) any Director is disqualified from managing a corporation under section 206A of the Corporations Act; or

(l) (change to constitution) prior to the Allotment Date, a change to the Constitution occurs (except as described in the Information Memorandum); or

(m)(compliance with regulatory requirements) a contravention by Jupiters or any entity in Jupiters' group of the Corporations Act, its Constitution, or any of the ASX Listing Rules; or

(n) (Prospectus to comply) the Prospectus or any aspect of the Offer does not comply with the Corporations Act, the ASX Listing Rules or any other applicable law or regulation; or

(o) (Quotation approvals) approval is refused or not granted, other than subject to customary conditions, to the official quotation of all of the Jupiters RPS on ASX on or before 11 April 2002, or if granted, the approval is subsequently withdrawn, qualified or withheld before the issue of any Jupiters RPS; or

(p) (notifications) any of the following notifications are made:

(i) ASIC issues an order under section 739;

(ii) an application is made by ASIC for an order under Part 9.5 in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cwlth) in relation to the Prospectus;

(iii) any person gives a notice under section 733(3) or any person who has previously consented to the inclusion of its name in the Prospectus (or any supplementary prospectus) or to be named in the Prospectus withdraws that consent;

(iv) any person gives a notice under section 730 in relation to the Prospectus; or

(v) Jupiters or an entity in the Jupiters Group issues a public statement concerning the Offer which has not been approved by the Underwriter under clause 8.1(f) of the Underwriting Agreement; or

(q) (withdrawal) Jupiters withdraws the Prospectus or the Offer; or

(r) (default) a default by Jupiters in the performance of any of its obligations under the Underwriting Agreement occurs;

(s) (representations and warranties) any representation or warranty contained in the Underwriting Agreement on the part of Jupiters is in any material respect not true or correct; or

(t) (lodgement of Prospectus) Jupiters fails to lodge the Prospectus with ASIC on 28 February 2002 except where the sole reason for failing to lodge is an act or omission of the Underwriter;

(u) (market fall) the All Industrials Index of ASX is at the close of normal trading on ASX on any 3 consecutive Business Days prior to Allotment Date lower than 90% of the level of that Index as at the close of normal trading on ASX on the date of the Underwriting Agreement; or

(v) (market fall) the All Industrials Index of ASX is at the close of Normal Trading on ASX on any Business Day prior to, or up to allotment on the Allotment Date lower than 85% of the level of that Index as at the close of normal trading on ASX on the date of the Underwriting Agreement; or

(w) (timetable) an event specified in the timetable in the Underwriting Agreement is delayed for more than three Business Days other than as the direct result of actions taken by the Underwriters (unless those actions were requested by Jupiters) or the actions of Jupiters (where those actions were taken with the Underwriters' prior consent); or

(x) (termination by Underwriter) the other Underwriter lawfully terminates its obligations under the Underwriting Agreement under clause 10.1 of the Underwriting Agreement.

Any rights or powers of the Underwriters to lawfully terminate their obligations under clause 10.1 of the Underwriting Agreement may be exercised severally. If one Underwriter terminates, and the other Underwriter does not terminate, the Underwriter that does not terminate will continue to be entitled to all of the rights and liable for all of the obligations of the Underwriters under the Underwriting Agreement.

In particular the Underwriter that does not terminate will be entitled to all fees under the Underwriting Agreement.

If an event referred to in paragraph (d), (e), (f), (g), (h), (i), (j), (k), (m), subparagraph (v) of (p), (r) or (s) above occurs, an Underwriter may not terminate its obligations under clause 10.1 of the Underwriting Agreement unless it has reasonable grounds to believe and does believe that the event has or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to a material liability of the Underwriter under any law or regulation.

Jupiters unconditionally and irrevocably agreed in the Underwriting Agreement to indemnify each Underwriter, its officers, employees and related bodies corporate ("the Indemnified Parties") and to keep them indemnified against all losses, demands, damages, costs, expenses, liabilities ("Losses") and all allegations, debts, causes of action, liabilities, claims, proceedings, suits or demands ("Claims") incurred directly or indirectly (including Losses arising out of or in connection with the preparation for or involvement in investigations conducted by ASIC) as a result of:

(a) any statement in the offer documents (including the Prospectus) or in public and other media statements made by or on behalf of Jupiters in relation to the affairs of Jupiters or the Offer being misleading or deceptive (including, without limitation, misleading representations within the meaning of section 728(2)) or containing an omission;

(b) any of the representations and warranties by Jupiters contained in the Underwriting Agreement not being true and correct;

(c) the distribution of the offer documents (including the Prospectus) and the making of the Offer;

(d) any advertising or publicity of the Offer issued with the knowledge and consent of Jupiters, including any roadshow presentation or announcement;

(e) the allotment of Jupiters RPS to investors; and

(f) any breach of or failure to perform this agreement by Jupiters or Jupiters failing to perform any of its other obligations relating to the Offer.

The indemnity does not extend to an indemnity against any Losses of an Indemnified Party if those Losses are finally judicially determined to result primarily from any fraud, recklessness, wilful misconduct or gross negligence of that Indemnified Party.

9.7 AVAILABILITY OF DOCUMENTS

Jupiters is a disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules. Jupiters will provide a copy of any of the following documents free of charge to any person who requests a copy during the application period in relation to this Prospectus:

- the financial statements of Jupiters for the year ended 30 June 2001 (being the most recent annual financial report lodged with ASIC before the lodgement of this Prospectus) and the profit announcement for half-year ended 31 December 2001. The half-year report to shareholders will be lodged with ASIC on 11 March 2002 and will be available after that date;
- any continuous disclosure notices lodged by Jupiters with ASIC or ASX after the lodgement of the annual financial report for the year ended 30 June 2001 and before lodgement of this Prospectus with ASIC;
- Jupiters' Constitution; and
- Jupiters' Information Memorandum incorporating the Notice of Meeting dated 20 February 2002.

Copies of the documents lodged with ASIC in relation to Jupiters, not being a document referred to in section 1274(2)(a) of the Corporations Act, may be obtained from, or inspected at, an office of ASIC.

9.8 RESIDENTS OF THE UNITED STATES

The Offer of Jupiters RPS has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Therefore, Jupiters RPS may not be offered or sold, directly or indirectly, within the United States. Accordingly, the Offer is not being made in the United States or to holders of Ordinary Shares with registered addresses in the United States and neither the Prospectus nor the Application Form will be sent to the United States or to persons with registered addresses in the United States. Envelopes containing Application Forms should not be postmarked or otherwise despatched from the United States and all persons subscribing for Jupiters RPS must provide addresses within Australia for the return of holding statements for Jupiters RPS. Jupiters reserves the right to treat as invalid any Application Form (i) postmarked in or which otherwise appears to have been despatched from the United States, (ii) that provides an address in the United States for delivery of holding statements for Jupiters RPS or (iii) which does not make the representation and warranty set out in the Application Form that the person acquiring the Jupiters RPS is not in the United States and is not acting for the account or benefit of a person within the United States, unless the accepting person is so acting as an authorised employee of such other person or with investment discretion with respect to an account of such other person. Any person who is unable to make the representation and warranty set out in the Application Form is not entitled to acquire Jupiters RPS pursuant to this Prospectus.

Until 40 days after the commencement of the Offer, an offer or sale of Jupiters RPS within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

For the purposes of this Prospectus and the Application Form, "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

9.9 CONSENTS

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in the Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that party as specified below.

- Salomon Smith Barney Australia Securities Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- UBS Warburg Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- UBS Warburg Private Clients Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Bell Potter Securities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Corrs Chambers Westgarth has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Computershare Investor Services Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Arthur Andersen has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion in this Prospectus of its Taxation Letter to Jupiters in the form and context in which it is included and to be named in this Prospectus in the form and context in which it is named.
- PricewaterhouseCoopers Securities Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion by reference in this Prospectus of its independent expert's report, on the fairness and reasonableness of the share Buy-Back on non-Founder shareholders (which is included in the Information Memorandum), and references to its independent expert's report in the Information Memorandum, in the form and context in which they are included.

9.10 INTERESTS OF ADVISERS

Salomon Smith Barney Australian Securities Pty Limited has acted as Joint Bookrunner and Joint Lead Manager for the Offer and in respect of the Offer is entitled to receive the fees and commissions described in section 9.6. Salomon Smith Barney will also be paid a fee of $500,000 for advisory services provided on the Restructure.

UBS Warburg Australia Limited has acted as Joint Bookrunner and Joint Lead Manager for the Offer and in respect of the Offer is entitled to receive the fees and commissions described in section 9.6. UBS Warburg will also be paid a fee of $500,000 for advisory services provided on the Restructure.

Corrs Chambers Westgarth has acted as solicitors to Jupiters and has performed work in relation to preparing the due diligence and verification program and performing due diligence required on legal matters. In respect of this work Jupiters estimates that it will pay approximately $115,000 (excluding disbursements and GST) to Corrs Chambers Westgarth. Further amounts may be paid to Corrs Chambers Westgarth in accordance with its normal time based charges.

Arthur Andersen is Jupiters' auditor and tax adviser. Arthur Andersen has prepared the Taxation Letter to Jupiters and has assisted with other due diligence matters. Jupiters estimates that it will pay approximately $113,120 to Arthur Andersen for this work.

Except as set out above, no

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Lead Manager,

holds at the time of lodgement of this Prospectus with ASIC, nor has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Jupiters; or
- the Offer; or
- any property acquired or proposed to be acquired by Jupiters in connection with its formation or promotion of Jupiters or the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of Jupiters or the Offer.

9.11 DIRECTORS' INTERESTS

No Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Jupiters; or
- the Offer; or
- any property acquired or proposed to be acquired by Jupiters in connection with its formation or promotion of the Offer,

except:

- as described in the Information Memorandum; and
- Mr John Story is a partner of Corrs Chambers Westgarth. Corrs Chambers Westgarth will receive the fees for the provision of services related to the Offer set out in section 9.10.

At the time of lodgement of this Prospectus with ASIC or in the two years before lodgement of this Prospectus with ASIC, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of Jupiters or the Offer.

Refer to Jupiters' annual report for the year ended 30 June 2001 for details of the remuneration and other interests of each Director.

9.12 ASX RELIEF

ASX has granted Jupiters the following waivers:

- Listing Rule 7.3.8 has been waived to the extent necessary to permit Jupiters' Notice of Meeting to include the voting exclusion statement in the form it appears in the Notice of Meeting.
- Listing Rule 7.1 has been waived to the extent necessary to permit Jupiters to issue Ordinary Shares on conversion of the Jupiters RPS without further approval of shareholders.
- Listing Rule 7.40 has been waived with the effect that hard copies of this Prospectus may be despatched to shareholders the Business Day prior to the opening of the Offer, rather than 10 Business Days prior to the opening of the Offer as prescribed in Appendix 7A of the Listing Rules. This waiver has been granted on the condition that at least eight Business Days prior to the opening of the Offer this Prospectus is posted on Jupiters' website and a copy of this Prospectus is lodged with ASIC.
- Listing Rule 10.11 has been waived so that Directors and their related parties can participate in the issue of Jupiters RPS without obtaining shareholder approval provided that each Director and their related parties are restricted to applying for Jupiters RPS with a face value not exceeding $50,000.

9.13 ASIC MODIFICATIONS

ASIC has granted a modification of subsection 711(3) of the *Corporations Act* to restrict the disclosures required by that subsection to the period of two years prior to the time of lodgment of the Prospectus with ASIC.

The modification also requires disclosure of any material amounts or benefits given or agreed to be given during the five years prior to the time of lodgment of the Prospectus with ASIC.

ASIC has granted an exemption under subsection 741(1)(a) of the Corporations Act from the requirement in subsection 716(2) from obtaining the consent of Standard & Poors and Moody's Investors Services to the statements contained in this Prospectus in relation to Jupiters' credit rating.

9.14 CONSENTS TO LODGEMENT

Each Director of Jupiters has consented to the lodgement with ASIC of this Prospectus and has not withdrawn their consent prior to lodgement.

Appendix A

Terms and Conditions

1. ISSUE OF JUPITERS PREFERENCE SHARES

On and subject to these Terms and Conditions and the Constitution of Jupiters Limited each Jupiters Reset Preference Share ("Jupiters RPS") will be issued with an Issue Price of $100. Jupiters RPS are 10 year redeemable preference shares paying an unfranked, cumulative dividend. As the Jupiters RPS will be treated as debt for tax purposes, the dividend will not be franked.

2. DIVIDENDS

2.1 Dividends

A Holder on the relevant Record Date is entitled to receive a Dividend per Jupiters RPS on each relevant Dividend Payment Date, subject to clause 2.3, calculated in accordance with the following formula:

$$\text{Dividend} = \frac{DR \times \$100 \times D}{365}$$

Where:

DR is the Dividend Rate in respect of that Dividend Payment Date;

D is the number of days from (and including) the immediately prior Dividend Payment Date or, in the case of the first Dividend Payment Date, from (and including) the Issue Date to (but excluding) the current Dividend Payment Date.

Where a Dividend is not paid under this clause, an Additional Amount will be payable on the next Dividend Payment Date (as well as the Dividend calculated under this clause for that Dividend Payment Date), subject to clause 2.3.

2.2 Additional Amount

Dividends are cumulative so that if a Dividend is not paid on a Dividend Payment Date it is deferred to the next Dividend Payment Date on which the Dividend Payment Test is satisfied. As a consequence, where a Dividend is not paid under clause 2.1, an Additional Amount will be payable on the next Dividend Payment Date equal to the amount of the Dividend and any Additional Amount not paid on any prior Dividend Payment Date because of clause 2.3 grossed up by a further amount calculated in accordance with the following formula:

$$\text{Additional Amount} = UD + \frac{IR \times UD \times D}{365}$$

Where:

IR is the Dividend Rate plus 2.00% per annum in respect of that Dividend Payment Date;

UD is the amount of Dividend (and any Additional Amount payable on the preceding Dividend Payment Date) that has not been paid the preceding Dividend Payment Date as a result of the operation of clause 2.3; and

D is the number of days from (and including) the immediately prior Dividend Payment Date to (but excluding) the current Dividend Payment Date.

2.3 Payment of Dividend

Dividends calculated under clause 2.1 and/or Additional Amounts calculated under clause 2.2 are only required to be paid on the Dividend Payment Date if the Directors, at their absolute and unfettered discretion, declare the

Dividend and/or Additional Amount to be payable or otherwise resolve to pay the Dividend and/or Additional Amount ("Dividend Payment Test").

2.4 Calculation of Dividends

All calculations of Dividends will be to four decimal places. For the purposes of making any Dividend or Additional Amount payment in respect of a Holder's aggregate holding of Jupiters RPS, any fraction of a cent will be disregarded.

2.5 Suspension of Payments

If the Company fails to pay a Dividend on any Dividend Payment Date, the Company must not pay any dividend, make any other payments or distributions, or return any capital on, redeem, cancel, buyback or otherwise acquire Ordinary Shares or share capital ranking equally or subordinate with Jupiters RPS unless and until the Company pays all Outstanding Dividends.

2.6 Withholding Obligations

The Company will be entitled to deduct from any amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted from it. Where any such deduction is made:

(a) the Company will pay the amount required to be deducted to the relevant revenue or collection authority within the time allowed for such payment;

(b) the Holder will be paid the balance of the amount after allowance for the payment referred to in paragraph (a) above; and

(c) upon compliance by the Company with paragraphs (a) and (b) above, the Holder will be deemed to have been duly paid the amount by the Company.

2.7 Record Dates

The Holders entitled to be paid a Dividend and/or Additional Amount (if applicable) will be those persons registered as Holders of Jupiters RPS on the relevant Record Date for that Dividend.

3. RESET NOTICES

3.1 Reset Notice

The Company may, at least 50 Business Days prior to the Reset Date and in relation to each of the Jupiters RPS, give written notice to each Holder of:

(a) the Dividend Rate (which shall not be less than the Swap Rate) applicable between the Reset Date and the Maturity Date ("Reset Period");

(b) the Conversion Minimum, the Conversion Maximum, the conversion discount and the Capital Distribution applicable to the Reset Period;

(c) the method of calculating VWAP for the Reset Period; and

(d) the Dividend Payment Dates during the Reset Period.

3.2 No Reset Notice

If the Company does not give a Reset Notice in accordance with clause 3.1, the Company shall be deemed to have given a Reset Notice under which:

(a) the Dividend Rate shall be the higher of the Swap Rate and the Dividend Rate applying prior to the Reset Date, provided that where the Dividend Rate is the Swap Rate, the Company will give the Holder notice of that Swap Rate within 10 Business Days after the Reset Date;

(b) the Conversion Maximum, Conversion Minimum and method of calculating VWAP for the Reset Period shall be those applying prior to the Reset Date; and

(c) the Dividend Payment Dates following the Reset Date shall be 1 August and 1 February and the Conversion Date if this is not already a Dividend Payment Date (other that a Conversion Date relating to the exercise of a Special Conversion Right under clause 4.3), or where such date is not a Business Day, the next occurring Business Day following that date.

4. CONVERSION BY HOLDERS

4.1 Standard Conversion Right

Subject to these Terms and Conditions, if the Company has not delivered a notice under clause 5.1, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company not later than 35 Business Days (but no more than 3 months) prior to the Reset Date or the Maturity Date.

4.2 Trigger Event Conversion Right

(a) The Company shall, by notice in writing, notify the Holders of the occurrence of a Trigger Event as soon as reasonably practicable after it becomes aware of such occurrence;

(b) Subject to these Terms and Conditions, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company during the 20 Business Days after the date of any notice issued by the Company under clause 4.2(a); and

(c) Subject to these Terms and Conditions, where the Trigger Event comprises a failure by the Company to Repurchase the Jupiters RPS on the Maturity Date in accordance with clause 7(c), a Holder has the right to convert some or all of its Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company during the 30 Business Days after the Maturity Date.

4.3 Special Conversion Right

In addition to the conversion rights set out in clause 4.1 and clause 4.2, subject to these Terms and Conditions, a Holder has the right to convert all or some of their Jupiters RPS into Ordinary Shares by delivering a Conversion Notice to the Company at any time except during periods where the Holder has a right to convert their Jupiters RPS under clause 4.1. For the avoidance of doubt, on an exercise of the Special Conversion Right:

(a) the Conversion Ratio is the Conversion Minimum number; and

(b) the Holder will not receive the Outstanding Dividend on conversion.

4.4 No withdrawal

A Conversion Notice, once given by a Holder, can not be withdrawn without the consent in writing of the Company.

4.5 Conversion Notices

(a) A Conversion Notice must specify which conversion right the Holder is exercising under these Terms and Conditions and refer to the relevant clause of these Terms and Conditions under which that right is being exercised.

(b) A Conversion Notice must be accompanied by evidence of title reasonably acceptable to the Company for the Jupiters RPS the subject of the Conversion Notice and is not taken to be a valid notice unless and until such evidence is received by the Company.

(c) Where the Company has received a valid Conversion Notice in respect of any particular Jupiters RPS, any Conversion Notice subsequently issued will apply only to Jupiters RPS which were not the subject of the prior

Conversion Notice. The Directors may apply such adjustments (if any) as the Directors consider to be reasonably necessary to reflect that the subsequently issued Conversion Notice will apply to a lesser holding of Jupiters RPS.

5. COMPANY'S OPTIONS

5.1 Options on Reset Date and Maturity Date

The Company may, by notice in writing to each Holder, given not later than 50 Business Days prior to the Reset Date or the Maturity Date, elect to Repurchase Jupiters RPS pursuant to clause 7.

5.2 Options on Conversion Notice (Standard Conversion Right)

The Company may, upon receipt by it of a Conversion Notice given under clause 4.1, by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not later than 30 Business Days prior to the Reset Date or Maturity Date, elect to do all or some of the following:

(a) to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7; or

(b) to arrange for the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, to be acquired by a third party pursuant to clause 8,
and the Company is not required to give effect to the relevant Conversion Notice.

To the extent that an election above is not made, then the Company is required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.

5.3 Options on Conversion Notice (Trigger Event Conversion Right)

The Company may, upon receipt by it of a Conversion Notice given under clause 4.2 (other than a Conversion Notice given under clause 4.2(c)), by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not later than 20 Business Days prior to the Conversion Date, elect to do all or some of the following:

(a) to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7; or

(b) to arrange for the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, to be acquired by a third party pursuant to clause 8,

and the Company is not required to give effect to the relevant Conversion Notice.

To the extent that an election above is not made, then the Company is required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.

5.4 Options on Conversion Notice (Special Conversion Right)

The Company may, upon receipt by it of a Conversion Notice given under clause 4.3, by notice in writing to the Holder who gave the Conversion Notice, which notice is to be given to that Holder not later than 10 Business Days prior to the Conversion Date, elect to Repurchase the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, pursuant to clause 7 and the Company is not required to give effect to the relevant Conversion Notice.

To the extent that an election above is not made, then the Company is required to convert the Jupiters RPS held by the Holder, which are the subject of the Conversion Notice, into Ordinary Shares pursuant to clause 6.

5.5 Options on Tax Event

Upon the occurrence of a Tax Event, the Company may, by notice in writing to each Holder, elect to do all or some of the following:

(a) to Repurchase the Jupiters RPS held by the Holder pursuant to clause 7; or

(b) convert the Jupiters RPS held by the Holder to Ordinary Shares pursuant to clause 6.

5.6 No withdrawal

A notice, once given by the Company under this clause 5, can not be withdrawn without the consent of the relevant Holder who received that notice.

6. CONVERSION OF JUPITERS RPS

6.1 Method of conversion

On each Conversion Date:

(a) each Jupiters RPS which is to be converted on that Conversion Date under clauses 4 or 5 will be converted into, and have the same rights as, one Ordinary Share; and

(b) each Holder whose Jupiters RPS are converted on that Conversion Date under clauses 4 or 5 will be allotted on that Conversion Date a number of additional Ordinary Shares in respect of each Jupiters RPS calculated in accordance with the following formula:

$$AS = CR - 1$$

Where:

AS is a number of additional Ordinary Shares; and

CR is the Conversion Ratio,

provided that if AS is less than zero it shall be deemed to be zero.

Where the total number of additional Ordinary Shares to be allotted to a Holder on a conversion includes fractions, that fraction will be disregarded

In addition, in final satisfaction of all amounts owing, Holders will be entitled to receive on the Conversion Date:

(a) to the extent permitted by law, payment from the Company of an amount equal to the Outstanding Dividend whether by way of dividend, Additional Amount or otherwise; or

(b) otherwise additional Ordinary Shares on conversion of their Jupiters RPS through an adjustment to the amount of "A" in the calculation of the Conversion Ratio as set out in clause 6.2, in which case there will be no continuing obligation on the Company to pay any amount under subclause (a) above.

6.2 Conversion Ratio

For the purpose of these Terms and Conditions, the Conversion Ratio is the number calculated in accordance with the following formula (except in relation to the Special Conversion Right):

$$CR = \frac{A}{VWAP - (CD \times VWAP)}$$

Where:

A = $100 and the amount equal to any Outstanding Dividend which has not been paid by the Company on the Conversion Date on the Jupiters RPS to be converted in accordance with clause 6.1;

CR is the Conversion Ratio;

CD means the conversion discount of 5.0%;

VWAP means the VWAP during the Reference Period; and

Reference Period means the 20 Business Days immediately preceding, but not including:

- If the Company's Ordinary Shares are suspended on the Conversion Date, the first day of suspension; and
- Otherwise, the Conversion Date,

provided that the Conversion Ratio may never be:

(a) less than the Conversion Minimum number; or

(b) greater than the Conversion Maximum number.

For the purposes of conversion by a Holder on exercise of the Special Conversion Right, the Conversion Ratio is the Conversion Minimum number.

6.3 Effect of Conversion

Any conversion of a Jupiters RPS under clause 6.1(a) will:

(a) constitute the variation of the status of, and the rights attaching to, a Jupiters RPS so that it becomes an Ordinary Share; and

(b) not constitute a cancellation, redemption or termination of a Jupiters RPS, nor the issue, allotment or creation of a new share.

6.4 Adjustment to VWAP

For the purposes of calculating VWAP in the formula in clause 6.2:

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as *cum* dividend or *cum* any other distribution or entitlement and the Jupiters RPS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement **(Ex Date)**, then the VWAP on the Business Days on which those shares have been quoted *cum* dividend or *cum* entitlement shall be reduced by an amount **(Cum Value)** equal to:

(1) (in the case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend is franked the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

(2) (in the case of an entitlement which is traded on ASX on any of those Business Days), the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(3) (in the case of an entitlement not traded on ASX during the Reference Period for more than three Business Days), the value of the entitlements as reasonably determined by the Directors; and

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted *ex* dividend, ex distribution or *ex* entitlement, and the Jupiters RPS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted *ex* dividend, ex distribution or *ex* entitlement shall be increased by the Cum Value.

6.5 Adjustments For Bonus And Rights Issues

(a) Subject to paragraphs (b) and (c) below, if the Company makes a pro rata bonus issue or a rights issue of Ordinary Shares to holders of Ordinary Shares generally, the Conversion Minimum number and Conversion Maximum number shall be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

Where:

CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula as provided for in clause 6.2;

CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula as provided for in clause 6.2;

P means the VWAP during the period from the first Business Day after the announcement of the bonus or rights issue to ASX up to and including the last Business Day of trading cum rights or bonus issue;

A means the subscription or unit price per Ordinary Share for the rights issue and is zero in the case of a bonus issue;

RN means the number of Ordinary Shares issued pursuant to the rights or bonus issue; and

RD means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the rights or bonus issue.

(b) No adjustment to the Conversion Minimum number or Conversion Maximum number shall occur if A exceeds P.

(c) Paragraph (a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan or a dividend reinvestment plan.

6.6 Adjustments for Off Market Buy-backs

(a) Subject to paragraph (b) below, if the Company undertakes an off market buy-back of Ordinary Shares (other than the selective buy-back of Ordinary Shares subject to approval by shareholders on 4 April 2002), the Conversion Minimum number and Conversion Maximum number shall be adjusted immediately in accordance with the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

Where:

CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula as provided for in clause 6.2;

CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula as provided for in clause 6.2;

P means the VWAP during the 20 Business Days prior to the announcement of the Buy-Back;

A means the Buy-Back price per Ordinary Share;

BN means the number of Ordinary Shares bought back; and

BD means the number of Ordinary Shares on issue immediately prior to the Buy-Back.

(b) No adjustment to the Conversion Minimum number or Conversion Maximum number shall occur if P exceeds A.

6.7 Adjustment for Return of Capital or Capital Distribution

If the Company makes a return of capital or there is a Capital Distribution to holders of Ordinary Shares (other than by way of a share buyback) the Conversion Minimum number and Conversion Maximum number shall be adjusted in accordance with the following formula:

$$CN = CNo \times \frac{P}{(P - C)}$$

Where:

CN means the Conversion Minimum number and Conversion Maximum number respectively applying immediately after the application of this formula as provided for in clause 6.2

CNo means the Conversion Minimum number and Conversion Maximum number respectively applying immediately prior to the application of this formula as provided for in clause 6.2

P means the VWAP during the period from the first Business Day after the announcement of the return of capital to ASX up to and including the last Business Day of trading *cum* the return of capital; and

C means:

(a) with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero); and

(b) with respect to a Capital Distribution, the amount of such Capital Distribution as defined in clause 14.

6.8 Adjustment for Capital Reconstruction

If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 6.5) into a lesser or greater number of securities, the Jupiters RPS must, in accordance with the ASX Listing Rules (as they apply to the Company), be reconstructed, consolidated, divided or reclassified by the Directors on the same basis and the Issue Price (for the purpose of calculating the Dividends on the Jupiters RPS and the Conversion Ratio in clause 6.2) shall be adjusted by the Directors as appropriate and to the extent that there are Outstanding Dividends, then the amount of the Dividend per Jupiters RPS shall also be adjusted by the Directors as appropriate.

6.9 Adjustment to the Conversion Ratio for a Takeover or scheme of arrangement

In the case of conversion under clause 4.2(b) where the Trigger Event is a Control Event, the denominator of the formula in clause 6.2 will be the lesser of:

(a) 95% of the amount calculated as follows (Offer Price):

(1) in the case of an off market bid (as defined in the Corporations Act) or a scheme of arrangement under Part 5.1 of the Corporations Act:

(A) the cash consideration offered (as at the date when the Conversion Notice is given) in respect of each Ordinary Share under the bid or scheme of arrangement; plus

(B) if the consideration offered for each Ordinary Share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the directors (who shall act as an expert) proposed at the time of announcement of the scheme of arrangement or, in the case of a bid, at the date of the announcement or, if the non-cash consideration has been increased after announcement, the date of the most recent increase prior to the date when the Conversion Notice is given; or

(2) in the case of a market bid, the cash price offered under the bid as at the time when the Conversion Notice is given; and

(b) the VWAP over the 20 Business Days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 75% of the amount calculated by subtracting the VWAP from the Offer Price.

6.10 Discretion in Adjustment of Conversion Mechanism

Where:

(a) any of the adjustment provisions set out in clauses 6.4 to 6.9 or the number of additional Ordinary Shares to be allotted on conversion of the Jupiters RPS, is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence); or

b) the Company makes a distribution other than by way of dividend in the ordinary course of business or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in any company other than the Company in a way which does not, in the reasonable opinion of the Directors, result in an appropriate adjustment to the Conversion Minimum number or Conversion Maximum number; or

(c) any other event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the Ordinary Shares, and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the Jupiters RPS and the Ordinary Shares,

the Directors may:

(d) make such alterations to the Conversion Minimum number or the Conversion Maximum number or the Conversion Discount (as defined in clause 6.2) as the Directors reasonably consider appropriate or necessary to maintain that relativity; or

(e) extend an entitlement to the holders of the Jupiters RPS to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those holders would have been entitled if their Jupiters RPS had been converted on a date nominated by the Directors and adapting the formula in clause 6.2 as the Directors reasonably consider appropriate to maintain the relativity.

7. REPURCHASE OF JUPITERS RPS

(a) The Company may, where it has given a notice pursuant to clauses 5.1, 5.2, 5.3 or 5.5 that it proposes to Repurchase Jupiters RPS, Repurchase the Jupiters RPS the subject of that notice on the relevant Conversion Date. The consideration for any Repurchase of Jupiters RPS under this clause will be the Repurchase Amount plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

(b) The Company may, where it has given a notice pursuant to clause 5.4 that it proposes to Repurchase Jupiters RPS, Repurchase the Jupiters RPS the subject of that notice on the relevant Conversion Date. The consideration for any Repurchase of Jupiters RPS under this clause will be the Conversion Minimum number multiplied by VWAP during the 5 Business Days prior to the Conversion Date. For the avoidance of doubt, where the Repurchase occurs in accordance with this subclause (b), the Holder will have no entitlement to receive any Outstanding Dividend on conversion.

(c) On the Maturity Date, unless the Company has given a notice pursuant to clauses 5.1 or 5.2, the Company will Repurchase by way of redemption the Jupiters RPS under this clause for the Issue Price plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

(d) Each Holder appoints the Company and each of the Directors, jointly and all severally, to be the lawful attorneys of the Holder to accept all offers and to execute all notices and other documents necessary or desirable to effect a Repurchase of Jupiters RPS pursuant to this clause 7.

8. THIRD PARTY ACQUISITION

(a) The Company may, where it has given a notice pursuant to clause 5.2 or clause 5.3 that it wishes to arrange for the acquisition of a Jupiters RPS by a third party, procure that a third party acquire the Jupiters RPS the subject of that notice on the Conversion Date for a cash consideration per Jupiters RPS equal to the Repurchase Amount plus the Outstanding Dividend amount that has not been paid on the Conversion Date which may be satisfied by the payment of the Outstanding Dividend to the Holder.

(b) Each Holder appoints the Company and each of the Directors, jointly and all severally, to be the lawful attorneys of the Holder to execute all notices and other documents necessary or desirable to effect a transfer of Jupiters RPS pursuant to this clause 8.

9. VOTING

9.1 Notice of Meetings

(a) Holders will be entitled to receive notice of any general meeting of the Company and a copy of every report, audited accounts, circular or other like document sent out by the Company to holders of Ordinary Shares and to attend any general meeting of the Company.

(b) Failure by the Company to provide any notice of any documents referred to in paragraph (a) will not affect the validity of any meeting (or any proceedings at any meeting), transaction or document connected with the document which was not received by a Holder.

9.2 No general right to vote

The Holder will not be entitled to vote at a general meeting of the Company except in the following circumstances:

(a) if at the time of the meeting, a Dividend (or part of a Dividend) in respect of the Jupiters RPS is in arrears or there is any Outstanding Dividend in respect of the Jupiters RPS;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects the rights attaching to a Jupiters RPS;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(g) during the winding up of the Company; or

(h) as otherwise required under ASX Listing Rules from time to time,

in which case the Holders will have the same rights as to manner of attendance and as to voting in respect of each Jupiters RPS as those conferred on holders of Ordinary Shares in respect of each Ordinary Share.

9.3 Voting at general meetings

At a general meeting of the Company, where Holders are entitled to vote pursuant to clause 9.2, Holders are entitled:

(a) on a show of hands, to exercise one vote; and

(b) on a poll, to one vote for each fully paid Jupiters RPS.

10. PARTICIPATION IN NEW ISSUES

Prior to a conversion of a Jupiters RPS in accordance with clause 6, a Jupiters RPS will confer no rights on its Holder to subscribe for new securities of the Company or to participate in any bonus issues of the Company.

11. ENTITLEMENT AND RANKING

11.1 Ranking

Other than as expressly contemplated by these Terms and Conditions, Jupiters RPS rank equally amongst themselves in all respects.

11.2 Priority over Ordinary Shares

Jupiters RPS rank in priority to Ordinary Shares for the payment of Dividends. If there is a return of capital on a winding up of the Company, the holders of Jupiters RPS will be entitled to receive out of the assets of the Company available for distribution to holders of Ordinary Shares, in respect of each Jupiters RPS held, a sum equal to the Repurchase Amount before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the Jupiters RPS.

11.3 Shortfall on a Winding up

If, upon such return of capital, there are insufficient funds to pay in full the amounts referred to in clause 11.2 and the amounts payable in respect of any other shares or securities in the Company ranking as to such distribution equally with Jupiters RPS on a winding up, then the holders of Jupiters RPS and the holders of any such other shares or securities will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

11.4 Participation in Surplus Assets

Jupiters RPS do not confer on their Holders any further right to participate in the surplus assets or profits of the Company on a winding up.

11.5 Ranking on Conversion

The Ordinary Shares arising upon conversion of Jupiters RPS shall from the Conversion Date rank *pari passu* in all respects with all other Ordinary Shares then on issue.

11.6 Issue of Further Jupiters RPS

The Company reserves the right to issue further Jupiters RPS which rank equally with the existing Jupiters RPS in respect of dividends or distributions of capital on a winding up.

The issue of any other preference shares, which rank in priority to Jupiters RPS in respect of dividends or distributions of capital in a winding up constitutes a variation of the rights attaching to Jupiters RPS (refer clause 13).

12. QUOTATION

The Company will apply for official quotation on the Official List of ASX of Jupiters RPS and of any Ordinary Shares as a result of a conversion pursuant to clause 6.

13. VARIATION OF TERMS AND CONDITIONS

13.1 In accordance with clause 9 of the Company's Constitution the Terms and Conditions may be varied in accordance with the procedure set out below.

13.2 Other than in accordance with clause 13.6, the Terms and Conditions may be varied, modified abrogated or altered in any way:

(a) with the approval of an ordinary resolution of the Holders at a separate meeting of Holders convened for that purpose; or

(b) with the written approval of the Holders of at least 50% of the Jupiters RPS.

13.3 All the provisions of the Corporations Act and the Company's Constitution as to resolutions and general meetings shall be deemed to apply mutatis mutandis to every such resolution and meeting.

13.4 The accidental omission to give notice to, or the non-receipt of notice by any Holder does not invalidate any provision of these Terms and Conditions relating to the giving of notice to Holders or the proceedings at any meeting of Holders.

13.5 Any variation to the Terms and Conditions proposed by the Company in accordance with this clause and approved by the Holders is binding on all Holders.

13.6 Subject to complying with all applicable laws, the Company may without the authority, assent or approval of the Holders amend or add to these terms of issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

14. NOTICES

14.1 A notice is taken to be given by the Company for the purpose of these Terms and Conditions when it is mailed in a prepaid envelope to an address, or sent to a fax number or electronic address, permitted by the Company's constitution, irrespective of when it is actually received by the Holder. This clause does not limit the means by which the Company may serve notices on the Holder.

14.2 A notice is taken to be given by the Holder for the purposes of these Terms and Conditions when it is received by the Company.

15. DEFINITIONS AND INTERPRETATION

15.1 Definitions

In these Terms and Conditions:

"Additional Amount" has the meaning given to that term in clause 2.2

"ASX" means Australian Stock Exchange Limited or any successor body;

"ASX Business Rules" *means the business rules of ASX as amended or replaced from time to time;*

"ASX Listing Rules" means the listing rules of ASX as amended or replaced from time to time;

"Bonus Issue" means a pro rata issue made to holders of Ordinary Shares of any Securities credited as fully paid by way of capitalisation of profits, reserves or otherwise, but excluding any issue of securities made either in lieu of a cash payment or as a dividend under the constitution of the Company;

"Bonus Securities" means Securities issued under a Bonus Issue;

"Business Day" has the meaning given to that term in the ASX Listing Rules;

"Capital Distribution" is the amount by which the sum of all dividends per Ordinary Share paid by the Company in respect of a financial year exceeds the relevant amount shown below for that financial year or part financial year as applicable:

30 June 2002	$0.20
30 June 2003	$0.24
30 June 2004	$0.29
30 June 2005	$0.35
30 June 2006	$0.42
30 June 2007	$0.50

"Company" means Jupiters Ltd (ABN 78 010 741 045);

"Control Event" means:

(a) a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional; and

(i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or

(ii) the Directors issue a statement recommending acceptance of the offer;

(b) the Company lodges with ASIC a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented, and either the Company releases to the market an opinion from an independent expert that the proposed scheme is fair and reasonable or the scheme is approved by the Court.

"Conversion Date" means:

(a) subject to paragraphs (b), (c) and (d), on or prior to the Reset Date, in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.1 or a notice under clauses 5.1 or 5.2, the Reset Date;

(b) in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.2(b), a date being 50 Business Days after the notification of a Trigger Event; or

(c) in relation to each Jupiters RPS which is the subject of a Conversion Notice under clause 4.3 (Special Conversion Right), a date being the last Business Day of the month following the month in which the Conversion Notice is received by the Company;

(d) in relation to each Jupiters RPS which is the subject of a notice under clause 5.4, the next occurring Dividend Payment Date; or

(e) in relation to each Jupiters RPS which is outstanding at the Maturity Date, the Maturity Date.

"Conversion Maximum" means:

(a) in relation to the Jupiters RPS until the Reset Date, 200;

(b) after the Reset Date, in relation to Jupiters RPS, the number specified as such in the Reset Notice (or as determined under clause 3.2(b)) .

"Conversion Minimum" means:

(a) until the Reset Date in relation to the Jupiters RPS means the greater of 14.8148 or $100 divided by 125% of the VWAP from (and including) 28 February 2002 to (and including) 3 April 2002;

(b) after the Reset Date in relation to the Jupiters RPS, the number specified as such in the Reset Notice (or as determined under clause 3.2(b));

"Conversion Notice" means a notice from a Holder that requires the Company to convert the number of Jupiters RPS specified in the notice into Ordinary Shares, in such a form as the Directors may from time to time approve, given under clause 4.1, clause 4.2 or clause 4.3;

"Conversion Ratio" means the amount calculated in accordance with clause 6.2;

"Directors" means the directors of the Company;

"Dividend" means a dividend in respect of each Jupiters RPS;

"Dividend Payment Date" means:

(a) until the Reset Date in relation to all Jupiters RPS, 9 October and 9 April and the Conversion Date if this is not already a Dividend Payment Date (other than a Conversion Date relating to the exercise of a Special Conversion Right under clause 4.3); and

(b) *after the Reset Date, in relation to the Jupiters RPS, the dates set out in the Reset Notice as the "Dividend* Payment Dates", applicable to the Jupiters RPS (or as determined under clause 3.2(c)),

or where such date is not a Business Day, the next occurring Business Day following that date;

"Dividend Payment Test" has the meaning given to it in clause 2.3.

"Dividend Rate" means:

(a) until the Reset Date, the higher of 8.15% per annum, and the Swap Rate prevailing on the date the Jupiters RPS are allotted plus a margin of 1.79%; and

(b) from the Reset Date, in relation to the Jupiters RPS, the rate set out in the Reset Notice as the "Dividend Rate" applicable to the Jupiters RPS (or as determined under clause 3.2(a));

"Governmental Agency" means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

"GST" has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) as amended from time to time;

"Holder" means a person whose name is for the time being registered in the Register as the Holder of the Jupiters RPS;

"Issue Date" means the date of issue of a Jupiters RPS;

"Issue Price" means $100.00;

"Jupiters Reset Preference Share" or **"Jupiters RPS"** means a reset preference share issued in accordance with these Terms and Conditions;

"Maturity Date" means 6 April 2012;

"Outstanding Dividend" means, at any time while there are Jupiters RPS on issue, a dividend equal to all Dividends that have not been paid by the Company to Holders including unpaid Dividends and Additional Amounts. In addition, where the Conversion Date is as set out in paragraph (b), (c) or (e) of the definition of Conversion Date, the Outstanding Dividend will be increased to reflect the accrued amount until the Conversion Date (calculated in accordance with the formula in clause 2.1 for the period to the Conversion Date where "Conversion Date" is substituted for "current Dividend Payment Date" in the definition of "D" and with any Additional Amount for the period calculated under clause 2.2 on the same basis). Where the Outstanding Dividend is for purposes of a return of capital on a winding up, the Outstanding Dividend will be increased to reflect the accrued amounts to the date of the commencement of the winding up (calculated in accordance with the formula in clause 2.1 for the period to the date of commencement of winding up with that date substituted for "current Dividend Payment Date" in the definition of "D" and with any Additional Amount for that period calculated under clause 2.2 on the same basis);

"Ordinary Share" means a fully paid ordinary share in the capital of the Company;

"Record Date" in relation to a Dividend means the date on which the books of the Company close for Jupiters RPS Holders in respect of that Dividend;

"Reference Period" means the period referred to in clause 6.2;

"Register" means the register of Jupiters RPS maintained by the Company and includes any sub-register established under the Clearing House Electronic Sub-Register System (as defined in the ASX Listing Rules);

"Related Body Corporate" of a body corporate means another body corporate which is related to the first within the meaning of section 50 of the *Corporations Act*;

"Repurchase" in relation to a Jupiters RPS, means buy-back, redeem or cancel the Jupiters RPS in any manner permitted by law;

"Repurchase Amount" means the greater of the Issue Price, (except in the case of a Trigger Event comprising a Control Event, in which case it is the Issue Price plus 25% of the Offer Price after subtracting the VWAP over the 20 Business Days immediately preceeding the announcement of the takeover or scheme of arrangement), or VWAP during the 20 Business Days preceding the Conversion Date multiplied by the Conversion Minimum;

"Reset Date" means 9 April 2007;

"Reset Notice" means, in relation to a Jupiters RPS, a notice issued by the Company in accordance with clause 3.1;

"Reset Period" in relation to a Jupiters RPS, means the period from the Reset Date relating to that Jupiters RPS to the Maturity Date relating to that Jupiters RPS;

"Special Conversion Right" means conversion by the Holder in accordance with the right set out in clause 4.3;

"Swap Rate" means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average five year swap reference rates at three pre-determined times on Reuters page CMBE (or any page which replaces that page) on the relevant date;

"Tax Act" means:

(a) the *Income Tax Assessment Act 1936* or the *Income Tax Assessment Act 1997* as the case may be as amended;

(b) any other Act setting the rate of income tax payable; and

(c) any regulation promulgated thereunder;

"Tax Event" means if the Directors resolve on reasonable grounds (having obtained an opinion from reputable legal counsel or tax adviser) that a change in any taxation law, interpretation or ruling issued by any relevant governmental body has occurred (or is announced) and that change may result in Jupiters being denied a tax deduction for payments on the Jupiters RPS;

"Terms and Conditions" means these terms and conditions of issue;

"Trigger Event" means any one of the following events:

(a) a Dividend otherwise required to be paid under clause 2.1 is not paid in full and/or an Additional Amount required to be paid under clause 2.2 is not paid in full (only applies where the Dividend Payment Test is satisfied);

(b) the Company resolves in general meeting that it be wound up;

(c) the appointment of a provisional liquidator to the Company;

(d) the making of an order by a Court for the winding up of the Company (other than to effect a solvent reconstruction);

(e) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;

(f) the Company executes a deed of company arrangement;

(g) the Ordinary Shares or Jupiters RPS are suspended from trading on ASX for more than 20 successive Business Days;

(h) the Company announces its intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction);

(i) a Control Event occurs; or

(j) the Company does not Repurchase the Jupiters RPS on the Maturity Date in accordance with clause 7(c);

"VWAP" means the average of the daily volume weighted average sale price of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or the exercise of options over Ordinary Shares.

Glossary

The following is a glossary of the terms used in this Prospectus. The defined terms that are used in the detailed Terms and Conditions of Jupiters RPS in Appendix A are also used in this Prospectus (see page 49).

Additional Shares The number of Jupiters RPS, up to a maximum of 0.4 million Jupiters RPS, for which Jupiters accepts oversubscriptions under the Offer.

Allotment Date The date on which Jupiters RPS are allotted to successful applicants.

Application A valid application made on the conditions set out in this Prospectus by using an Application Form to apply for a specified number of Jupiters RPS.

Application Form Each Application Form attached to or accompanying this Prospectus upon which an application for Jupiters RPS must be made.

Application Monies The monies payable on Application, being the product of multiplying the number of Jupiters RPS applied for by the amount of $100.

Approved Holder An Approved Holder is:

- a body registered under the Life Insurance Act 1995 (Cwlth) if the body, in its last published audited financial statements, held net assets of at least $100 million; or
- a regulated superannuation fund, an approved deposit fund, a pooled superannuation trust, or a public sector superannuation scheme within the meaning of the Superannuation Industry (Supervision) Act 1993 (Cwlth) if the fund, trust or scheme, in its last published audited financial statements, held net assets of at least $100 million; or
- a managed investment scheme within the meaning of the Corporations Act if the scheme, in its last published audited financial statements, held net assets of at least $100 million; or
- a person who is a licensed dealer and a member organisation of an Australian stock exchange within the meaning of the Corporations Act acting as principal, if the licensed dealer, in its last published audited financial statements, held net assets of at least $100 million; or
- an authorised deposit-taking institution that carries on any banking business in Australia within the meaning of the Banking Act 1959 (Cwlth) and their wholly-owned subsidiaries; or
- any building society regulated by the Australian Prudential Regulation Authority and their wholly-owned subsidiaries.

ASIC Australian Securities & Investments Commission.

ASX Australian Stock Exchange Limited.

ASX Listing Rules	The official listing rules of ASX.
BI Gaming	BI Gaming Corporation ARBN 085 083 003.
Board	The Board of Directors of Jupiters from time to time.
Business Days	Has the same meaning as in the ASX Listing Rules.
Buy-Back	Proposed buy-back by Jupiters of 40,011,700 Ordinary Shares from the Founders as outlined in section 2.3 of the Information Memorandum.
Buy-Back Agreements	The Conditional Selective Buy-Back Agreement between Jupiters and BI Gaming dated 20 February 2002 and the Conditional Selective Buy-Back Agreement between Jupiters and CSS/PSS dated 20 February 2002.
Casino Agreements	The Brisbane Casino Agreement and Jupiters Casino Agreement being the agreements between the State of Queensland and Jupiters dated 6 May 1993 and 21 April 1983 respectively.
CHESS	Clearing House Electronic Subregister System.
CSS/PSS	CSS/PSS Pty Ltd ACN 074 070 029.
Closing Date	The last day on which Application Forms will be accepted, being 3 April 2002.
Company	Jupiters Limited.
Computershare Investor Services	Computershare Investor Services Pty Ltd ABN 48 078 279 277.
Conditions Precedent	The conditions precedent to the Buy-Back Agreements outlined in section 9.4.
Constitution	The constitution of Jupiters.
Defoundering	The removal of the requirement for Jupiters to have Founder shareholders as described in the Information Memorandum.
Director	A director of Jupiters.
Foundation Agreement	The agreement between Jupiters and BI Gaming and CSS/PSS dated 4 November 1994, as amended.
Founder Shares	The Ordinary Shares in Jupiters which are held by the Founders and which are subject to the restrictions contained in the Foundation Agreement, Casino Agreements and the Constitution.
Founders	The founding shareholders of Jupiters who are subject to the restrictions contained in the Constitution and the Foundation Agreement, currently BI Gaming and CSS/PSS.

Government	The government of the State of Queensland. Where reference is made to an approval required by Government pursuant to the Casino Agreements, Foundation Agreement, Constitution or other document, the reference is to an approval from the Governor-in-Council for the State of Queensland or the Treasurer or other Minister of the Crown for the time being charged with the administration of the Casino Control Act 1982 (Qld) as required by the relevant document.
Information Memorandum	The Information Memorandum dated 20 February 2002 lodged with ASX on that date.
Issue Price	The price payable for each of the Jupiters RPS under this Offer, being $100.
Joint Lead Managers	Salomon Smith Barney Australia and UBS Warburg.
Jupiters or the Company	Jupiters Limited ACN 010 741 045.
Jupiters RPS	Preference shares in Jupiters issued on the Terms and Conditions.
Notice of Meeting	The notice of meeting dated 20 February 2002 contained in the Information Memorandum.
Offer	The invitation made by this Prospectus for members of the public to make an Application to subscribe for Jupiters RPS.
Opening Date	12 March 2002.
Ordinary Shares	Ordinary shares in Jupiters.
Prospectus	This document including the Terms and Conditions.
Resolution	The resolution to amend the Constitution, approve the terms of the Buy-Back Agreements and the Buy-Back and the issue of a maximum of 2 million Jupiters RPS at an issue price of $4.54 contained in the Notice of Meeting.
Restructure	The changes to the Company's regulatory regime, buy-back of shares from the Founders and the offer of Jupiters RPS as described in the Information Memorandum.
Salomon Smith Barney	*Salomon Smith Barney Australia Securities Pty Limited* ABN 64 003 114 832.
Terms and Conditions	The terms and conditions on which Jupiters RPS are offered as set out in full in Appendix A.
UBS Warburg	UBS Warburg Australia Limited ABN 40 008 582 705.
Underwriters	Salomon Smith Barney and UBS Warburg.

Underwriting Agreement	The underwriting agreement between Jupiters, Salomon Smith Barney and UBS Warburg dated 28 February 2002 under which Salomon Smith Barney and UBS Warburg agreed to jointly and severally underwrite the Underwritten Shares in the Offer.
Underwritten Amount	The amount of $160 million being the amount subscribed for the Underwritten Shares.
Underwritten Shares	1.6 million of the Jupiters RPS offered under this Prospectus.
Voting Power	Has the meaning given by section 610 of the Corporations Act.

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Application Forms

This page left intentionally blank

DO NOT STAPLE

Jupiters LIMITED

ACN 010 741 045

Share Registrars Use Only

Broker Reference - Stamp Only

Broker Code | Adviser Code

APPLICATION FORM

Fill out this Application Form if you wish to apply for Jupiters RPS on the terms set out in the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON REVERSE OF THIS FORM

You should read the Prospectus carefully before completing this Application Form. If you are in any doubt as to how to complete this form, please contact your broker or professional adviser.

Write the number of Jupiters RPS you are applying for here.

Minimum 20 Jupiters RPS **A** [ ] x A$100.00 = **B** A$ .00 (Please make sure that the amount of your cheque(s) equals this amount)

You may be allocated all of the Jupiters RPS above or a lesser number.

Write your name here

C Title, Given Name(s) (no initials) & Surname or Company Name

Joint Applicant 2 or < account name >

Joint Applicant 3 or < account name >

D Enter your Tax File Number(s) (or exemption category)

Write your postal address here

E Number/Street/Box number details

Suburb/Town

F

(__) ____________ Contact Number (work)

(__) ____________ Contact Number (home)

____________ Contact Name (print)

G CHESS Holder Identification Number (HIN)

H

DRAWER	BANK	BRANCH	BSB No.	TOTAL AMOUNT OF CHEQUE ATTACHED A$
DRAWER	BANK	BRANCH	BSB No.	TOTAL AMOUNT OF CHEQUE ATTACHED A$

PLEASE MAKE CHEQUE(S) PAYABLE TO 'JUPITERS RPS OFFER'

I I/We declare that this application is completed according to the declarations on the reverse of this form and agree to be bound by the Constitution of Jupiters Limited.

The return of this Application Form with your cheque(s) for the application monies will constitute your offer to subscribe for Jupiters RPS. NO SIGNATURE IS REQUIRED.

IMPORTANT NOTICE

To meet the requirements of the Corporations Act, this Application Form must not be passed onto another person unless it is attached to or accompanying a complete and unaltered copy of the Prospectus dated 28 February 2002 for the offer of Jupiters RPS by Jupiters Limited. The Prospectus contains information about investing in Jupiters RPS. The Prospectus expires 13 months after 28 February 2002. A person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary prospectus. Upon request, Jupiters Limited or a securities dealer who has provided an electronic copy of the Prospectus will send you, at no charge, a paper copy of the Prospectus, any supplementary prospectus and the Application Form. By applying for Jupiters RPS, you are deemed to declare to Jupiters Limited that you received personally the Prospectus, or a print out of it in full, before applying.

Please complete all relevant sections of the Application Form using BLOCK LETTERS

A) Enter the **NUMBER OF JUPITERS RPS** you wish to apply for.
Applications must be for a minimum of 20 Jupiters RPS as set down on page 10 of the Prospectus.

B) Enter the **TOTAL AMOUNT** of application money payable.
To calculate the amount multiply the number of Jupiters RPS applied for by the amount per Jupiters RPS payable.

C) Enter the **FULL NAME(S)** and **TITLE(S)** of all legal entities that are to be recorded as the registered holder(s).
Refer to the **Name Standards** below for guidance on valid registration.

D) Enter the **TAX FILE NUMBER(s)** (TFN) of the applicants. Where applicable, please enter the TFN for each joint applicant. Collection of TFNs is authorised by taxation laws. It is not compulsory to provide your TFN, however, if you do not provide your TFN tax will be deducted from the unfranked portion of any dividend at the top personal rate plus the medicare levy.

E) Enter the **POSTAL ADDRESS** for all communications from the Company. Only one address can be recorded.

F) Enter telephone numbers and a contact person the registry can speak with if they have any queries regarding this application.

G) If you are a CHESS participant (or are sponsored by a CHESS participant), enter your CHESS HIN. Otherwise leave G blank and an allotment of Jupiters RPS will be sponsored by Jupiters Limited and a Security Reference Number (SRN) will be allocated to you.

H) Payment must be made in **Australian Currency** and cheques must be drawn on an **Australian Bank.**
Cheques or bank drafts must be payable to **JUPITERS RPS OFFER** and crossed **Not Negotiable.**
Cheques not properly drawn may be rejected.
Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

I) DECLARATIONS

Before completing this Application Form the applicant(s) state(s) they have read the Prospectus to which the application relates.
By returning this Application Form and paying the amount of the application monies:

1. I/We agree to take any number of Jupiters RPS equal to or less than the number of Jupiters RPS indicated in Box A that may be allotted to me/us pursuant to the Prospectus.
2. I/We accept the terms and conditions of the Offer of Jupiters RPS contained in the Prospectus.
3. I/We accept and agree to be bound by the Constitution of Jupiters Limited and all the terms and conditions of issue of Jupiters RPS.
4. I/We represent and warrant that I am/we are over the age of 18 and not under any legal disability.
5. I/We represent and warrant that:
   (a) I am/we are not in the United States of America, not a US Person and not acting for the account or benefit of another person within the United States of America; and
   (b) the law of any other place does not prohibit me from being given the Prospectus or making an application on this form.
6. I/We declare that all details and statements made are complete and accurate.

It is not necessary to sign the Application form.

FORWARD YOUR COMPLETED APPLICATION TOGETHER WITH THE APPLICATION MONEY TO:

Jupiters RPS Offer
C/- Computershare Investor Services Pty Limited
GPO Box 523
Brisbane QLD 4001

OR

Jupiters RPS Offer
C/- Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane QLD 4000

APPLICATIONS MUST BE RECEIVED BY NO LATER THAN 5:00PM (BRISBANE TIME) ON 3 APRIL 2002

NAME STANDARDS

TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION	INCORRECT FORM OF REGISTRATION
Individual Use given names in full, not initials.	Mr John Alfred Smith	J A Smith
Company Use the company's full title, not abbreviations.	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names.	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s).	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith *or* John Smith Deceased
Minor (a person under the age of 18) Use the name of a responsible adult with a appropriate designation.	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names.	Mr John Robert Smith &Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names.	Mr John William Alexander Robertson-Smith	Mr John W A Robertson-Smith
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s).	Mr Michael Peter Smith	ABC Tennis Association
Superannuation Funds Use the name of the trustee of the fund.	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

Note that only legal entities are allowed to hold shares. Applications must be in the name of a natural person(s), company of other legal entity acceptable to Jupiters Limited. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registerable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registerable title to the left.

DO NOT STAPLE

Jupiters LIMITED

ACN 010 741 045

Share Registrars Use Only

APPLICATION FORM

Broker Reference - Stamp Only

Broker Code | Adviser Code

Fill out this Application Form if you wish to apply for Jupiters RPS on the terms set out in the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON REVERSE OF THIS FORM

You should read the Prospectus carefully before completing this Application Form. If you are in any doubt as to how to complete this form, please contact your broker or professional adviser.

Write the number of Jupiters RPS you are applying for here.

Minimum 20 Jupiters RPS **A** [ ] x A$100.00 = **B** A$ .00 (Please make sure that the amount of your cheque(s) equals this amount)

You may be allocated all of the Jupiters RPS above or a lesser number.

Write your name here

C **Title, Given Name(s) (no initials) & Surname or Company Name**

Joint Applicant 2 or < account name >

Joint Applicant 3 or < account name >

D ***Enter your Tax File Number(s) (or exemption category)***

Write your postal address here

E **Number/Street/Box number details**

Suburb/Town

F

(__) ________ **Contact Number (work)**

(__) ________ **Contact Number (home)**

________ **Contact Name (print)**

G **CHESS Holder Identification Number (HIN)**

H

DRAWER	BANK	BRANCH	BSB No.	TOTAL AMOUNT OF CHEQUE ATTACHED
				A$
DRAWER	BANK	BRANCH	BSB No.	TOTAL AMOUNT OF CHEQUE ATTACHED
				A$

PLEASE MAKE CHEQUE(S) PAYABLE TO 'JUPITERS RPS OFFER'

I I/We declare that this application is completed according to the declarations on the reverse of this form and agree to be bound by the Constitution of Jupiters Limited.

The return of this Application Form with your cheque(s) for the application monies will constitute your offer to subscribe for Jupiters RPS. NO SIGNATURE IS REQUIRED.

IMPORTANT NOTICE

To meet the requirements of the Corporations Act, this Application Form must not be passed onto another person unless it is attached to or accompanying a complete and unaltered copy of the Prospectus dated 28 February 2002 for the offer of Jupiters RPS by Jupiters Limited. The Prospectus contains information about investing in Jupiters RPS. The Prospectus expires 13 months after 28 February 2002. A person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary prospectus. Upon request, Jupiters Limited or a securities dealer who has provided an electronic copy of the Prospectus will send you, at no charge, a paper copy of the Prospectus, any supplementary prospectus and the Application Form. By applying for Jupiters RPS, you are deemed to declare to Jupiters Limited that you received personally the Prospectus, or a print out of it in full, before applying.

Please complete all relevant sections of the Application Form using BLOCK LETTERS

A) Enter the **NUMBER OF JUPITERS RPS** you wish to apply for.
Applications must be for a minimum of 20 Jupiters RPS as set down on page 10 of the Prospectus.

B) Enter the **TOTAL AMOUNT** of application money payable.
To calculate the amount multiply the number of Jupiters RPS applied for by the amount per Jupiters RPS payable.

C) Enter the **FULL NAME(S)** and **TITLE(S)** of all legal entities that are to be recorded as the registered holder(s).
Refer to the **Name Standards** below for guidance on valid registration.

D) Enter the **TAX FILE NUMBER(s)** (TFN) of the applicants. Where applicable, please enter the TFN for each joint applicant. Collection of TFNs is authorised by taxation laws. It is not compulsory to provide your TFN, however, if you do not provide your TFN tax will be deducted from the unfranked portion of any dividend at the top personal rate plus the medicare levy.

E) Enter the **POSTAL ADDRESS** for all communications from the Company. Only one address can be recorded.

F) Enter telephone numbers and a contact person the registry can speak with if they have any queries regarding this application.

G) If you are a CHESS participant (or are sponsored by a CHESS participant), enter your CHESS HIN. Otherwise leave G blank and an allotment of Jupiters RPS will be sponsored by Jupiters Limited and a Security Reference Number (SRN) will be allocated to you.

H) Payment must be made in **Australian Currency** and cheques must be drawn on an **Australian Bank**.
Cheques or bank drafts must be payable to **JUPITERS RPS OFFER** and crossed **Not Negotiable**.
Cheques not properly drawn may be rejected.
Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

I) **DECLARATIONS**
Before completing this Application Form the applicant(s) state(s) they have read the Prospectus to which the application relates.
By returning this Application Form and paying the amount of the application monies:

1 I/We agree to take any number of Jupiters RPS equal to or less than the number of Jupiters RPS indicated in Box A that may be allotted to me/us pursuant to the Prospectus.
2 I/We accept the terms and conditions of the Offer of Jupiters RPS contained in the Prospectus.
3 I/We accept and agree to be bound by the Constitution of Jupiters Limited and all the terms and conditions of issue of Jupiters RPS.
4 I/We represent and warrant that I am/we are over the age of 18 and not under any legal disability.
5 I/We represent and warrant that:
(a) I am/we are not in the United States of America, not a US Person and not acting for the account or benefit of another person within the United States of America; and
(b) the law of any other place does not prohibit me from being given the Prospectus or making an application on this form.
6 I/We declare that all details and statements made are complete and accurate.

It is not necessary to sign the Application form.

FORWARD YOUR COMPLETED APPLICATION TOGETHER WITH THE APPLICATION MONEY TO:

Jupiters RPS Offer
C/- Computershare Investor Services Pty Limited
GPO Box 523
Brisbane QLD 4001

OR

Jupiters RPS Offer
C/- Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane QLD 4000

APPLICATIONS MUST BE RECEIVED BY NO LATER THAN 5:00PM (BRISBANE TIME) ON 3 APRIL 2002

NAME STANDARDS

TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION	INCORRECT FORM OF REGISTRATION	
Individual Use given names in full, not initials.	Mr John Alfred Smith	J A Smith	Note that only legal entities are allowed to hold shares. Applications must be in the name of a natural person(s), company of other legal entity acceptable to Jupiters Limited. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registerable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registerable title to the left.
Company Use the company's full title, not abbreviations.	ABC Pty Ltd	ABC P/L or ABC Co	
Joint Holdings Use full and complete names.	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams	
Trusts Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust	
Deceased Estates Use the executor(s) personal name(s).	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith *or* John Smith Deceased	
Minor (a person under the age of 18) Use the name of a responsible adult with a appropriate designation.	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith	
Partnerships Use the partners personal names.	Mr John Robert Smith &Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son	
Long Names.	Mr John William Alexander Robertson-Smith	Mr John W A Robertson-Smith	
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s).	Mr Michael Peter Smith	ABC Tennis Association	
Superannuation Funds Use the name of the trustee of the fund.	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund	

Corporate Directory

REGISTERED HEAD OFFICE

Jupiters Limited
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach QLD 4218

JOINT LEAD MANAGER AND UNDERWRITER

Salomon Smith Barney
Australia Securities Pty Limited
Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000

JOINT LEAD MANAGER AND UNDERWRITER

UBS Warburg
Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

CO-LEAD MANAGER

ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

BROKERS TO THE ISSUE

Salomon Smith Barney
Private Clients Pty Limited
Level 14
120 Collins Street
Melbourne VIC 3000

UBS Warburg
Private Clients Limited
Level 8
530 Collins Street
Melbourne VIC 3000

Bell Potter
Securities Limited
Level 33, Grosvenor Place
Sydney NSW 2000

ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

AUDITOR AND TAX ADVISER TO JUPITERS

Arthur Andersen
12 Creek Street
Brisbane QLD 4000

LEGAL ADVISER TO JUPITERS

Corrs Chambers Westgarth
1 Eagle Street
Brisbane QLD 4000

SHARE REGISTRY

Computershare Investor Services Pty Limited
Central Plaza One
Level 27, 345 Queen Street
Brisbane QLD 4001

THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO ACT, PLEASE CONSULT YOUR FINANCIAL ADVISER IMMEDIATELY.

Jupiters LIMITED
ACN 010 741 045

Information Memorandum

including

EXPLANATORY STATEMENT

NOTICE OF GENERAL MEETING &

INDEPENDENT EXPERT'S ADVICE

Financial Adviser to Jupiters	Legal Adviser to Jupiters
SALOMON SMITH BARNEY A member of citigroup	CORRS CHAMBERS WESTGARTH LAWYERS

Important Dates

TUESDAY 2 APRIL 2002 BY 10AM

The Company requests that you return your completed proxy form to Computershare Investor Services Pty Limited using the enclosed reply paid envelope supplied by Computershare. To be valid, proxy forms must be received not less than 48 hours before the time of the Meeting.

TUESDAY 2 APRIL 2002 AT 7PM (SYDNEY TIME)

Time for determining eligibility to vote at the Meeting.

THURSDAY 4 APRIL 2002 AT 10AM

Meeting to consider, and if thought fit, to pass the Resolution.

The Meeting on Thursday 4 April will be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast. Full details of the Meeting are set out in the Notice of Meeting in section 3 of this Information Memorandum.

The Non-associated Directors recommend that shareholders vote in favour of the Resolution and request that shareholders either:

- attend the Meeting on Thursday 4 April 2002 to vote in person; or
- complete the proxy form accompanying this Information Memorandum and send it either by facsimile to (07) 5538 6315 or place it in the enclosed reply paid envelope and mail it to the Company. To be effective, the proxy form must be received by the Company no later than 10am Tuesday 2 April 2002.

The date of this Information Memorandum is 20 February 2002. Except as indicated, all references to time in this Information Memorandum are to Queensland time.

Contents

Chairman's Letter

20 February 2002

Dear Shareholder

CHANGES TO COMPANY'S SHAREHOLDER STRUCTURE AND RELATED CAPITAL RAISING

Your Directors are pleased to announce that, subject to shareholder and Queensland Government approval, agreement has been reached between the Company and its founder shareholders to introduce a new regulatory framework that will replace the existing founder regime. In conjunction with this change to the regulatory framework, the Company is proposing to issue reset preference shares (Jupiters RPS) to fund a selective share buy-back from the Company's founder shareholders.

The Directors believe that the new framework, the buy-back and the capital raising will have significant benefits for all shareholders. The Directors believe that this should result in greater liquidity in the Company's shares and an improvement in earnings per share over time with an increase in the first full year after implementation.

An integral component of the current regulatory framework is the requirement that the Company has founding shareholders. The founder regime has been in place since the Company's inception and was designed to ensure that significant shareholdings in the Company were held by entities that satisfied strict probity and financial criteria set by the Queensland Government. The current founders are BI Gaming Corporation and CSS/PSS Pty Ltd who, under the current regime, are required to hold 48 million and 32 million shares, respectively.

While the founder regime has achieved its probity and control objectives in the past, it has placed certain unique restrictions over the ability of the Company to maximise value to all shareholders.

The new regulatory framework will remove the concept of founder shares and enable all ordinary shares to be traded in the normal manner. The new regulatory regime will retain the requirement that the voting power of any shareholder must not exceed 5% without prior Government approval. The voting power of any shareholder will also be subject to a new legislated limit of 10%. In addition, the current Queensland Government restrictions on foreign ownership will be removed and the Company will now only be subject to the standard Foreign Acquisitions and Takeovers Act provisions applying to all Australian companies.

The buy-back will facilitate a reduction in the shareholdings of the current founders to a level consistent with the new 10% restriction. The buy-back of shares from BI Gaming will also mean that the Company is

Jupiters LIMITED
ACN 010 741 045

no longer categorised as a "foreign company" which requires the Company to make applications to the Foreign Investment Review Board when buying Australian urban land or some types of Australian assets and businesses.

The buy-back of the founder shares will be funded through the issue of up to $200 million of Jupiters RPS. The raising will include a priority offer to shareholders and employees and you will be sent a Jupiters RPS prospectus within the next few weeks. Regardless of whether you participate in this raising, once the restructure is complete you will own a larger percentage of the Company because your current shareholding will represent a larger portion of the Company's ordinary share capital.

PricewaterhouseCoopers Securities Ltd, which has been retained as an independent expert, has reviewed this transaction and has concluded that it is fair and reasonable for the non-founder shareholders. In arriving at its conclusion, the independent expert determined that the value of the shares being bought back by the Company was greater than the amount being paid to the founders. The full report of the independent expert is included in this Information Memorandum.

As this represents a major change to the Company's corporate structure, shareholders will be asked to vote on a special resolution at a general meeting to be held on Thursday 4 April 2002.

Before the restructure can proceed, approvals must also be obtained from the Queensland Government, the Company's bank lenders and the Australian Stock Exchange.

This is an extremely important matter for your Company and I urge you to consider all of the information provided in this Information Memorandum and to participate in deciding your Company's future by voting in favour of the resolution. Should you have any questions in relation to the transaction, please call 1800 500 606.

Yours faithfully

L.J. WILLETT AO
CHAIRMAN OF THE BOARD

Section 1

Transaction Overview

1.1 EXECUTIVE SUMMARY

The Company, with the support of the Queensland Government and its Current Founders BI Gaming and CSS/PSS, is proposing a restructure (**Restructure**) involving:

- a change to aspects of the Company's regulatory regime;
- the buy-back of 40,011,700 shares in total from BI Gaming and CSS/PSS, representing 16.6% of the total ordinary shares on issue at a price of $4.54 per share; and
- an issue of a minimum of 1.6 million Jupiters Reset Preference Shares (**Jupiters RPS**) with a right to accept applications for up to a further 0.4 million Jupiters RPS in over-subscriptions to raise a minimum of $160 million and up to $200 million to fund the buy-back.

In conjunction with the Restructure, BI Gaming has entered into an underwriting agreement for the sale of its remaining shares which are not being acquired by the Company under the buy-back. The sale of BI Gaming's remaining shares is conditional on the Restructure proceeding.

The Restructure proposal is fully described in sections 2 and 4.

1.2 WHY THE RESTRUCTURE IS BENEFICIAL TO NON-FOUNDER SHAREHOLDERS

The Non-associated Directors believe that the Restructure is in the best interests of the Company and the Non-Founder Shareholders.

The changes to the Company's regulatory regime will simplify its ownership structure and will align the rights attaching to all shares so that there are no longer any differences between Founder and Non-Founder Shares. This will allow all ordinary shares in the Company to be traded on the stock exchange in the normal manner. Additionally, Founders will no longer have the capacity to control the Company through their entitlement to appoint Directors to the Board. All non-executive Directors will be appointed by all shareholders at the Company's annual general meeting. After the Restructure, the Voting Power of any shareholder must not exceed 5% without prior Government approval. Additionally, the Voting Power of any shareholder will also be subject to a new legislated limit of 10% except in the case of a full takeover of the Company.

The Directors believe the Restructure will also benefit Non-Founder Shareholders because it will give the Company greater flexibility to pursue growth initiatives and reduce the barriers to participate in corporate transactions. The Restructure will also increase the free float of the Company's ordinary shares which is likely to increase investor demand for, and trading liquidity in, those shares.

The selective buy-back of Founder Shares will facilitate a reduction of the Current Founders' shareholdings in the Company to a level consistent with the new 10% restriction. It also provides the Company with an opportunity to purchase a significant parcel of Founder Shares at a discount to both the prevailing market price and the low end of the value range ascribed to those shares by the Independent Expert.

The issue of Jupiters RPS to fund the buy-back provides the Company with an attractive source of long term funding and preserves the Company's existing debt capacity. The issue of Jupiters RPS also diversifies the Company's funding sources and enables it to maintain a strong balance sheet with financial flexibility, assisting the Company to pursue strategic acquisitions and other growth opportunities. All shareholders and employees of the Company will receive a priority entitlement to participate in the offer of Jupiters RPS.

The buy-back and Jupiters RPS issue, taken together, are expected to improve the Company's earnings per share over time. While they will have little impact on the Company's earnings per share in the current year, they are expected to result in an increase in earnings per share in the first full year after implementation. Following the buy-back, Non-Founder Shareholders will own a larger percentage of the outstanding ordinary shares of the Company for no further outlay and without a material increase in the Company's financial risk. Rating agency Standard & Poors has confirmed that the Company's corporate credit rating will be maintained at BB+ following the Restructure. These factors may have a positive impact on Jupiters' share price.

1.3 INDEPENDENT EXPERT'S REPORT

In accordance with the ASX Listing Rules, the Company has appointed PricewaterhouseCoopers Securities Ltd as an independent qualified person (**Independent Expert**) to prepare a report on whether, in the Independent Expert's view, the proposed buy-back is fair and reasonable to the Non-Founder Shareholders.

The Independent Expert has concluded that the proposed buy-back is fair and reasonable to the Non-Founder Shareholders.

A copy of the Independent Expert's Report is contained in section 5.

1.4 EXPLANATORY STATEMENT

Section 2 contains the Explanatory Statement prepared by the Company to assist shareholders in understanding the terms, purpose and effect of the Restructure.

1.5 SHAREHOLDER APPROVALS

The Directors have convened the Meeting to enable shareholders to consider whether the Restructure should proceed. For the Restructure to take place, shareholders must pass the Resolution. The Resolution is contained in the Notice of Meeting in section 3. The Current Founders and their associates are not permitted to vote on the Resolution.

The Resolution is a special resolution that must be passed by a majority of at least 75% of the total number of eligible votes cast in respect of the Resolution at the Meeting. In addition to shareholder approval, the Restructure is conditional upon a number of other Conditions Precedent. These are explained in more detail in section 2.3.

1.6 NON-ASSOCIATED DIRECTORS RECOMMEND THE RESOLUTION

The Non-associated Directors, being all Directors other than those appointed by BI Gaming and CSS/PSS, recommend that Non-Founder Shareholders vote in favour of the Resolution.

The Non-associated Directors consider that the Restructure is in the best interests of the Company and the Non-Founder Shareholders.

The basis for the Non-associated Directors' recommendation is detailed in sections 2.2 to 2.6.

1.7 YOUR VOTE IS IMPORTANT

If you want the Restructure to take place it is important that you vote in favour of the Resolution. You may vote on the Resolution by attending the Meeting and voting in person or by appointing not more than two proxies or a corporate representative to attend and vote on your behalf. However, you are not obliged to vote.

Details of the Meeting are set out in the Notice of Meeting in section 3. If you are unable to attend the Meeting in person, the Non-associated Directors urge you to complete the proxy form accompanying this Information Memorandum and return it to the Company as soon as possible (see the proxy form for details). For your proxy to be effective, the Company or Computershare Investor Services Pty Limited, must receive your proxy form by 10am Tuesday 2 April.

1.8 ENQUIRIES

It is important that shareholders read this Information Memorandum in its entirety before making a decision as to how to vote on the Resolution at the Meeting.

Shareholders who are unclear in relation to any matter referred to in this Information Memorandum should contact their accountant, solicitor or other professional adviser.

Should you have any questions in relation to the Restructure, please call 1800 500 606.

Section 2
Explanatory Statement

This Explanatory Statement has been prepared to assist shareholders in deciding how to vote on the Resolution under the heading "Business" in the Notice of Meeting that is located in section 3.

2.1 EXECUTIVE SUMMARY AND RECOMMENDATION

Summary of the proposals

The Company, with the support of the Queensland Government and the Current Founders, is proposing a Restructure that will involve:

- changing the current regulatory framework to remove the Founder Regime. The current Founder Regime requires the Company to have cornerstone shareholders known as Founders. Founders have the right to appoint Directors, but transfer of their Founder Shares is restricted. Defoundering will involve removing the need for the Company to have Founders, removing the rights and obligations specific to Founders and adopting new shareholding restrictions;
- a selective buy-back, at a price of $4.54 per share, of 40,011,700 shares in total from BI Gaming and CSS/PSS at a total price of $181.7 million. A buy-back of 50% of the Founder Shares represents 16.6% of the shares on issue and will reduce BI Gaming's shareholding in the Company from 19.9% (as at 31 January 2002) to approximately 11.9% and CSS/PSS' interest in the Company from 14.7% (as at 31 January 2002) to approximately 9.6%; and
- an issue of a minimum of 1.6 million Jupiters RPS with a right to accept up to a further 0.4 million in over-subscriptions at an issue price of $100 per share to raise a minimum of $160 million and up to $200 million to fund the buy-back. Current shareholders and employees of the Company will have the opportunity to participate in the issue of Jupiters RPS on a priority basis.

Resolution

In order for the Restructure to proceed, shareholder approval of the special resolution contained in the Notice of Meeting is required.

Paragraph (a) of the Resolution proposes that various amendments be made to the Constitution of the Company. These amendments are listed at the end of the Notice of Meeting. The purpose and effect of each of the proposed amendments is explained in more detail in sections 2.2 and 2.6.

Paragraph (b) of the Resolution seeks shareholder approval of the buy back of ordinary shares from the Current Founders pursuant to the Buy-Back Agreements. A discussion of important aspects of the buy-back is contained in section 2.3 and the terms of the Buy-Back Agreements are summarised in section 4.1.

At the request of the Board, PricewaterhouseCoopers Securities Ltd has prepared an Independent Expert's Report on the terms of the Buy-Back Agreements. The Independent Expert has concluded that the buy-back is fair and reasonable for Non-Founder Shareholders. The Independent Expert's Report can be found in section 5.

Paragraph (c) of the Resolution seeks shareholder approval for the issue of a maximum of 2 million Jupiters RPS at an issue price of $100 per share. The Jupiters RPS issue is discussed in section 2.4. A summary of the material terms of the Jupiters RPS are set out in section 4.2.

The financial impact of the Restructure is discussed in section 2.5.

Conditions Precedent

The Resolution is conditional upon all of the Conditions Precedent to the Buy-Back Agreements being satisfied or waived, other than the condition precedent to obtain the shareholder approval, which is the subject of the Meeting. The Conditions Precedent are summarised in section 2.3.

Directors' Recommendations

At the date of this Information Memorandum the Directors of Jupiters are:

Lawrence Willett AO	-	Chairman
Robert Hines	-	Managing Director
Sir Francis Moore AO	-	Non-Executive Director
Penelope Morris	-	Non-Executive Director (appointed by CSS/PSS)
Michael Stirling	-	Non-Executive Director (appointed by BI Gaming)
John Story	-	Non-Executive Director

Mr Michael Stirling has been appointed a Director by BI Gaming. Mr Stirling is Senior Vice President, International Operations of Park Place Entertainment Corporation of the USA. BI Gaming is a wholly owned subsidiary of Park Place. In addition, the underwritten sale of BI Gaming's remaining shares in the Company is conditional upon the Restructure occurring. Accordingly, Mr Stirling has not made any recommendation on how shareholders should vote on the Resolution. Mr Stirling has no other interest in the outcome of the Resolution other than in his capacity as a Director.

Mrs Penelope Morris has been appointed a Director by CSS/PSS and has not made any recommendation on how shareholders should vote on the Resolution. Mrs Morris has no other interest in the outcome of the Resolution other than in her capacity as a Director.

The Non-associated Directors have no interest in the outcome of the Resolution other than in their capacity as Directors and shareholders.

Each of the Non-associated Directors recommends that shareholders vote in favour of the Restructure for the reasons set out in this Information Memorandum.

2.2 DEFOUNDERING

The Company is proposing to change the current regulatory regime by removing the requirement for the Company to have Founders.

Benefits of Defoundering

The Non-associated Directors believe that Defoundering is in the best interests of the Company and the Non-Founder Shareholders because it will:

- simplify the ownership structure and align the rights attaching to all shares so that there will no longer be any differences between Founder and Non-Founder Shares. This will allow all ordinary shares in the Company to be traded on the stock exchange in the normal manner;
- provide an orderly mechanism for the Company to reduce the Founders' interests in the Company whilst preserving the benefits of BI Gaming's experience in managing and operating the Company's two wholly owned hotel/casino properties;
- align the interests of all shareholders and the objectives of the Board as the Founders will no longer have the capacity to control the Company through their entitlement to appoint Directors as all non-executive Directors will be appointed by all shareholders at the Company's annual general meeting;
- provide the Company with greater flexibility to pursue growth initiatives and reduce barriers to participation in corporate transactions including mergers and acquisitions;
- remove the Queensland Government foreign ownership limits that placed additional monitoring and compliance obligations on the Company and have potentially limited the Company's ability to market its securities to foreign investors and domestic, foreign-owned institutions;
- increase the free float of the Company's shares as there will no longer be trading restrictions on Founder Shares. This is likely to increase weighting in market indices due to the free transferability of Founder shareholdings and the elimination of the Queensland Government foreign ownership limits. As many Australian domestic institutional investors benchmark their performance against market indices, an increase in the index weighting of the Company is likely to increase investor demand for, and trading liquidity in, its ordinary shares. This increase in demand may increase the Company's share price. Furthermore, if the Company does not Defounder, its weighting for some market indices is likely to decrease following the introduction of proposed changes to index weighting calculations which will affect companies with a significant parcel of shares that are not freely tradeable; and
- bring the Company's shareholding restrictions broadly into line with those which apply to the other major gaming companies operating in Australia.

Existing Regulatory Regime

The Company holds a casino licence in Queensland for each of the Conrad Jupiters and Conrad Treasury Casinos. As a casino licence holder, the Company must comply with a strict regulatory regime that governs all aspects of the Company's activities, including its capital and shareholding structure. The Foundation Agreement, the Casino Agreements and the Constitution are an integral part of this regulatory regime which was designed to ensure that the Company had major shareholders who satisfied strict probity and financial criteria, as established by the Queensland Government.

Under the current regulatory regime, the Company is required to have cornerstone shareholders known as Founders. The Founders are parties to the Foundation Agreement. The Current Founders are BI Gaming and CSS/PSS. Each Founder is required to hold a designated number of ordinary shares in the Company as Founder Shares. CSS/PSS is required to hold 32 million shares as Founder Shares and BI Gaming is required to hold 48 million shares as Founder Shares.

There are a number of restrictions that apply to the Founders. Unless the prior written approval of Government has been obtained:

- the Voting Power of a Founder must not exceed 25% at any time;
- the Company must not register a transfer of Founder Shares by a Founder;
- the Foundation Agreement must not be terminated, varied or amended;
- no party to the Foundation Agreement can be released or discharged from its obligations under the Foundation Agreement;
- no party can be added to the Foundation Agreement; and
- no Founder can hold less than 16 million voting shares as Founder Shares.

In addition, before a new Founder can become a party to the Foundation Agreement, that party must enter into a supplementary agreement with the Company and the remaining Founders, in a form approved by Government, agreeing to be bound by the provisions of the Foundation Agreement in respect of its Founder Shares.

The Founders have the right to appoint a maximum of six Directors. Each Founder is entitled to appoint one Director for each parcel of 16 million shares that they hold as Founder Shares, however while there are only two Founders, BI Gaming can only appoint a maximum of two Directors.

Under the existing regulatory regime there are also more general shareholding restrictions that apply in respect of both voting and non-voting shares of the Company. These shareholding restrictions include a requirement that:

- the total Voting Power of any person, other than a Founder, must not exceed 5% at any time without the prior written approval of Government;
- the aggregate Voting Power of all foreign persons must not exceed 40% without the prior written approval of Government; and
- no person or their associates can have a relevant interest in more than 5% of the total number of shares in any given class of non-voting shares without the prior written approval of Government, except if the person is an approved holder. Only large institutional investors are likely to fall within the definition of approved holders.

Under its Constitution, the Company has the right to divest holders of their shares if they breach the shareholding restrictions listed above. The Constitution also requires the Directors to refuse to register any transfer of Founder Shares where the Company is aware that the transfer will result in a breach of the shareholding restrictions. The Constitution cannot be altered except with the prior written approval of Government.

Defoundering Proposal

The Company has proposed to the Queensland Government and the Founders an alternative regulatory and ownership model to replace the Founder Regime. These parties have supported the Company's Defoundering proposal.

Removal of Current Restrictions

Defoundering will involve the removal of:

- the restrictions on the transferability of the Founder Shares;
- the right for a Founder's Voting Power to go up to 25%;
- the obligation on the Founders to hold a specified number of shares as Founder Shares; and
- the Founders' right to appoint a Director for each parcel of 16 million shares that they hold as Founder Shares.

Steps in Defoundering

In order to effect the Defoundering:

- the Company must obtain all Regulatory Approvals necessary to proceed with the Defoundering;
- the Company and the Current Founders must agree to the termination of the Foundation Agreement;
- the Company must obtain the approval of shareholders to the Resolution which requires shareholders, among other things to approve amendments to the Constitution which remove the Founder concept and substitute an alternative regulatory regime; and
- the Queensland Parliament must pass legislation which will permit the Casino Agreements to be amended to effect the removal of the Founder Regime and incorporate the new regulatory regime into the Casino Agreements.

New Regulatory Regime

The proposed amendments to the Company's Constitution will, in conjunction with the termination of the Foundation Agreement and the necessary amendments being made to the Casino Agreements, establish the following regulatory regime:

- the Voting Power of any person in the Company, other than Grandfathered Shareholders, must not exceed 5% except with prior written Government approval;
- the Voting Power of any person in the Company, other than Grandfathered Shareholders, must not exceed 10% except in the case of a full takeover, that is, a person acquiring 100% of the Company's securities;
- the approval of Government will be required for a full takeover;
- the Grandfathered Shareholders will be permitted to sell-down shares that they hold that comprise their Grandfathered Holding without requiring any further approval. The Grandfathered Shareholders will not however be entitled to acquire additional shares unless their Voting Power in the Company is less than 10%, and then only up to the 10% limit with Government approval;
- all Directors, other than the managing director will be subject to the requirement that one third of their number retire by rotation at each annual general meeting, with reappointment to be voted upon by all shareholders. At present, only those non-executive Directors not appointed by the Founders are subject to this requirement. The existing requirement that Directors be approved by the Minister will remain;
- the existing requirement that except in certain limited circumstances no person must have a relevant interest in more than 5% of the total number of shares in any class of non-voting shares, will remain; and

- except in limited circumstances the Company will still be required to obtain Government approval of the issue of any voting and non-voting shares and to any changes to the Constitution.

The Grandfathered Shareholders will be those persons:

- whose Voting Power in the Company immediately after the buy-back, is in excess of 10% and who immediately prior to the buy-back were Founders; or
- who, immediately before the buy-back have Government approval for their Voting Power to exceed 5%, and whose Voting Power in the Company exceeds 10% solely as a result of the buy-back.

The extent of the Grandfathered Holdings are determined when the Restructure is announced by the Company to ASX.

A person will cease to be a Grandfathered Shareholder when their Voting Power in the Company ceases to exceed 10%.

Shareholders should refer to section 2.3 for an explanation of the steps shareholders may need to take in order to ensure that they do not breach the shareholding restrictions as a result of the buy-back.

Composition of the Board after Defoundering

As a result of Defoundering, Directors appointed by BI Gaming and CSS/PSS will cease to hold their positions on completion of the Buy-Back Agreements. The nominee of BI Gaming is Michael T Stirling. BI Gaming has also nominated Joseph Wallace as a Director, subject to receipt of regulatory approval, which is anticipated shortly.

The Board has resolved to appoint Mrs Penelope Morris as an independent Director to fill a casual vacancy on the Board until the Company's next general meeting at which she will be eligible for re-election.

The Company has also agreed, as a term of the buy-back agreement with BI Gaming, that if following completion of the buy-back the Voting Power of BI Gaming exceeds 5% of the Company, the Board will appoint Mr Stirling of BI Gaming to fill a casual vacancy until the Company's next general meeting. The Company has also agreed to procure that the Board recommend to shareholders the appointment of Mr Stirling as a director at the Company's next general meeting. The Directors are not obliged to make such a recommendation if, in their reasonable opinion, to do so would constitute a breach of any of their fiduciary or Corporations Act duties. BI Gaming has agreed that Mr Stirling shall resign as a director on the first to occur of BI Gaming's Voting Power in the Company becoming less than 5% and the Company's 2003 annual general meeting. Because BI Gaming has entered into an agreement pursuant to which the sale of its remaining shares is underwritten (see section 2.3), it is unlikely that Mr Stirling will be reappointed to the Board.

Relationship with BI Gaming

Pursuant to management agreements between the Company and BI Gaming, BI Gaming manages the operations of Conrad Jupiters and Conrad Treasury.

The agreements expire in April 2010. After the restructure the Company will therefore continue to receive the benefit of BI Gaming's experience in managing and operating such properties.

Shareholder Approval Requirements

Defoundering can only occur if the Constitution is amended in the manner set out in the Notice of Meeting. Section 136(2) of the Corporations Act provides that the Constitution can only be amended by a special resolution of the Company.

2.3 THE BUY-BACK

Overview

An integral aspect of the Defoundering includes the selective buy-back by the Company of 50% of the Founder Shares held by the Current Founders, BI Gaming and CSS/PSS. The purpose of the buy-back is to facilitate a reduction in the Current Founders' shareholdings in the Company to a level consistent with the new 10% restriction.

The Company has entered into a Buy-Back Agreement with each of the Current Founders (**Buy-Back Agreements**). With the exception of the agreement reached with BI Gaming in relation to the appointment of a director of the Company as discussed in section 2.2, the Buy-Back Agreements are the same in all material respects. A summary of the major terms of the Buy-Back Agreements is contained in section 4.1.

Under the Buy-Back Agreements the Company will buy back 40,011,700 shares from the Current Founders. The Buy-Back Agreements provide that, if the Company raises sufficient funds from the issue of Jupiters RPS, the Current Founders have the ability to require the Company to purchase additional shares under the buy-back. The total number of shares that the Current Founders can sell into the buy-back will be limited by the total funds raised by the Company. The Directors do not anticipate raising funds to acquire more than 43 million Founder Shares. However, given that BI Gaming has entered into an underwriting agreement for the sale of the remainder of its shares (conditional on completion of the Restructure), and CSS/PSS has advised that its current intention is to retain its investment in the Company, it is unlikely that the Company will buy back more than 40,011,700 shares.

The price payable by the Company under the Buy-Back Agreements is $4.54 per share. This price is calculated by reference to the 90 calendar day volume weighted average price of ordinary shares in the Company traded on ASX, less a 5% discount. The 90 day period ended on Tuesday 19 February 2002, the day prior to the date of announcement of the Restructure.

The Company will cancel the shares bought back. As a result, the number of the Company's ordinary shares on issue will decrease by the number of shares acquired under the buy-back. This may have consequences for some existing shareholders and is discussed in more detail below.

On the basis that 40,011,700 shares are acquired under the buy-back, and assuming BI Gaming sells its remaining shares, BI Gaming will cease to be a shareholder and CSS/PSS' shareholding will fall from 14.7% to 9.6%.

Benefits of the Buy-Back

The Non-associated Directors believe that the buy-back is in the best interests of the Company and the Non-Founder Shareholders because it will:

- improve, in conjunction with the Jupiters RPS issue, the Company's earnings per share over time. Although the buy-back and the Jupiters RPS issue, taken together, are expected to have little impact on the current year's earnings per share, these actions are expected to result in an increase in earnings per share in the first full year after implementation. This is because the reduction in the number of shares from the buy-back has a greater impact on earnings per share than the reduction in net profit after tax from the cost of funding the buy-back;
- facilitate a reduction of the Current Founders' shareholdings to a level consistent with the new 10% restriction;
- provide the Company with an opportunity to purchase a significant parcel of Founder Shares at a discount to both the prevailing market price and the low end of the value range ascribed to those shares by the Independent Expert. Following the buy-back, Non-Founder Shareholders will own a larger percentage of the Company for no further outlay without a material increase in the Company's financial risk; and

- remove the Company's foreign company status under the Foreign Acquisitions and Takeovers Act upon reduction of BI Gaming's shareholding. Foreign company status requires the Company to make applications to the Foreign Investment Review Board when acquiring Australian urban land and some types of Australian assets and businesses.

Conditions Precedent

The Buy-Back Agreements are conditional upon the following Conditions Precedent being satisfied or waived prior to 31 May 2002:

- the Company must obtain all regulatory approvals required under:

  (a) the Constitution;

  (b) the Casino Agreements;

  (c) the Foundation Agreement; and

  (d) the Company's Northern Territory Sports Bookmaker's Licence held by Centrebet Pty Ltd, a subsidiary of the Company,

  to effect the Defoundering, to complete the buy-back, to issue the Jupiters RPS and to appoint new Directors to fill the casual vacancies on the Board resulting from the Defoundering;

- the Company must obtain all approvals required under its banking facilities;

- shareholders must approve the buy-back and the issue of the Jupiter RPS as set out in the Resolution;

- the Company must raise sufficient funds through the issue of the Jupiters RPS to fund the buy-back;

- ASX must approve the proposed amendments to the Constitution;

- the Queensland Parliament must pass the Act Amendments and the Company and the State of Queensland must enter into a deed to amend the Casino Agreements. The form of the Act Amendments have been agreed between the Company and the State. The Company anticipates that the deed giving effect to the amendments to the Casino Agreements will be signed shortly after the Act Amendments are passed; and

- the Company must obtain a binding tax ruling from the Australian Taxation Office in relation to the tax treatment of the Jupiters RPS in a form satisfactory to the Company.

The passing of the Amendment Acts is at the discretion of the Queensland Parliament. As at the date of this Information Memorandum, the Company anticipates that by the date of the Meeting all other Conditions Precedent except for the issue of the Jupiters RPS will have been satisfied. If the Resolutions are passed and the Jupiters RPS issue is successful, the Jupiters RPS will be issued within three weeks of the Meeting.

Shareholder Approval Requirements

In accordance with relevant provisions of the Corporations Act and the ASX Listing Rules, shareholders are asked to approve at the Meeting the terms of the Buy-Back Agreements and the buy-back of shares from BI Gaming and CSS/PSS, pursuant to the Buy-Back Agreements.

Section 257D(1) of the Corporations Act requires that the buy-back and the terms of the Buy-Back Agreements be approved by a special resolution of shareholders.

In addition, Listing Rule 10.1 requires that shareholder approval be obtained for an entity acquiring a substantial asset from a substantial shareholder. The acquisition by the Company of 50% of the Founder

Shares held by each Current Founder under the buy-back requires shareholder approval in order to comply with this Listing Rule.

BI Gaming and CSS/PSS and their associates cannot vote on the Resolution.

Timetable

The buy-back will not occur until all of the Conditions Precedent are either satisfied or waived by the Company.

If the Conditions Precedent are satisfied or waived, it is anticipated that the buy-back will be completed within three weeks of the Meeting.

Consequences of the buy-back

Effect on the control of the Company

Following the buy-back, the percentage holdings of each shareholder in the Company will change. The Founders will have a lower level of Voting Power whilst the Voting Power of the Non-Founder Shareholders will increase. With the exception of those shareholders that will be Grandfathered (see section 2.2) the Voting Power of any shareholder cannot exceed 10%.

Under the existing regulatory regime the Founders have the capacity to control the Company through their entitlement to appoint Directors to the Board. Following the Restructure, this entitlement will be removed and all non-executive Directors will be elected by all shareholders at the Company's annual general meeting.

If the buy-back had been completed as at 31 January 2002, the impact on the share register would have been as follows.

Shareholder	Current Holding[1]	Pro-forma after 50% buy-back	Pro-forma after buy-back and BI Gaming sell down[4]
		%	%
BI Gaming Corporation[2]	19.9	11.9	0
CSS/PSS Pty Ltd[2]	14.7	9.6	9.6
Perpetual Trustees Australia Limited[3]	9.9	11.9	11.9
ING Australia Limited[3]	6.9	8.2	8.2
Other shareholders	48.7	58.4	70.8
	100.0	100.0	100.0

Note

1) As at 31 January 2002

2) Includes Non-Founder shares and shares held by associates as advised by Computershare Registry Services

3) Number of shares as advised by shareholders in correspondence to the Company

4) Assumes CSS/PSS and ING Australia Limited do not participate in the sale of BI Gaming's remaining shares

In the event that BI Gaming sold its remaining shares it would cease to be a shareholder of the Company, as shown in the table above.

Shareholding Restrictions

The Constitution provides that the Voting Power of any person in the Company must not exceed 5%. Where the 5% limit is exceeded, the Company has the power to divest those shares held in breach of the limit.

The buy-back may result in some shareholders exceeding the 5% limit. Any shareholder whose shareholding exceeds the 5% limit as a result of the buy-back will need to either obtain Government approval for their holding to exceed the 5% limit or divest a sufficient number of shares in the Company to ensure they remain below the limit.

Assuming the Current Founders do not elect to sell back additional shares, 40,011,700 shares will be bought back by the Company and each shareholder's percentage holding in the Company will increase. If additional shares are bought back an announcement will be made to ASX.

Following completion of the buy-back and the sale of its remaining shares, BI Gaming will no longer be a shareholder in the Company.

Intentions of Current Founders regarding their remaining shares

CSS/PSS has advised the Company that it is not its current intention to sell the balance of its investment in the Company following the buy-back.

BI Gaming has entered into an underwriting agreement with Salomon Smith Barney Australia Securities Pty Ltd and UBS Warburg Australia Limited for the sale of those shares not being acquired by the Company under the buy-back. That underwriting agreement is, and any sale of the remaining shares will be, conditional upon completion of the Restructure.

Independent Expert's Report

Listing Rule 10.10 requires that the Notice of Meeting be accompanied by a report from an independent expert as to whether the proposed buy-back is fair and reasonable to the Non-Founder Shareholders.

The Independent Expert, PricewaterhouseCoopers Securities Ltd, has concluded that the proposed buy-back is fair and reasonable to the Non-Founder Shareholders.

A copy of the Independent Expert's Report is located in section 5. The Independent Expert has given, and has not withdrawn, its consent to this Information Memorandum containing the Independent Expert's report in the form and context in which it appears.

2.4 PREFERENCE SHARE ISSUE

Overview

The Company is proposing to fund the buy-back by issuing a minimum of 1.6 million Jupiters RPS with a right to accept applications for up to a further 0.4 million Jupiters RPS in oversubscriptions at an issue price of $100 per share to raise a minimum of $160 million and a maximum of $200 million. A summary of the terms of issue of the Jupiters RPS is located in section 4.2.

It is proposed that part of the offer will be underwritten, however no underwriting arrangements have been entered into as at the date of this Information Memorandum.

Benefits of Issuing Jupiters RPS

The Non-associated Directors believe that issuing the Jupiters RPS to fund the buy-back is in the best interests of the Company and the Non-Founder Shareholders because it will:

- diversify the Company's funding sources and provide an attractive source of long term financing. Because the Jupiters RPS have a reset feature, selected terms of the Jupiters RPS can be altered at the end of five years;
- maintain the Company's strong balance sheet, and preserve the Company's financial flexibility, assisting it to pursue strategic acquisitions and other growth opportunities;
- preserve the Company's existing debt capacity whilst complying with the terms of the Company's US Senior Notes Indenture;

- provide all shareholders with a priority entitlement to participate in the issue of Jupiters RPS; and
- not materially increase the Company's financial risk given the less onerous covenants and restrictions which apply to the Jupiters RPS versus other forms of non-equity funding such as senior debt. Rating agency Standard & Poor's has confirmed that Jupiters' corporate credit rating will be maintained as BB+ following the Restructure.

Allocation

The Jupiters RPS is a public offer.

The Company's shareholders and employees will receive a priority allocation of 30 Jupiters RPS which is subject to reduction to a minimum allocation of 20 Jupiters RPS if there is excess demand. The shareholder and employee allocation will be in priority to any other applicants, save for the jurisdictions in which it is not practicable to make an offer of the Jupiters RPS, given the cost and time constraints of complying with the relevant regulatory regime. The Company will treat shareholders and employees fairly and equitably. Current shareholders and employees will receive a prospectus by mail in the next few weeks.

Timing

The Company anticipates that the Jupiters RPS will be allotted within three weeks of the date of the Meeting. The Jupiters RPS will be allotted no later than three months after the date of the Meeting.

Terms of Issue

The terms of the Jupiters RPS are summarised in section 4.2.

Shareholder Approval Requirements

Section 254A(2) of the Corporations Act provides that the Company may only issue preference shares if various rights attaching to those shares are set out in the Constitution or have been approved by a special resolution of the Company. The terms of the Jupiters RPS are not contained in the Constitution. It is therefore necessary for the Company to obtain shareholder approval of the rights attaching to the Jupiters RPS and their other terms of issue.

Additionally, ASX Listing Rule 7.1 provides that an entity must not, except with shareholder approval, issue securities amounting to more than 15% of its ordinary securities within any 12 month period. Because the proposed issue of the Jupiters RPS will result in the Company exceeding the 15% limit, shareholder approval is required.

Future Preference Share Issues

Under the Corporations Act, the Company may only issue preference shares if the following rights attaching to those preference shares are either set out in the Constitution or are approved by special resolution of shareholders:

(1) repayment of capital;

(2) participation in surplus assets and profits;

(3) cumulative and non-cumulative dividends;

(4) voting; and

(5) priority of payment of capital and dividends in relation to other shares or classes of preference shares.

To ensure that the Company has the flexibility to undertake an issue of preference shares at any time in the future, it is proposed to amend the Constitution to include the matters required by the Corporations Act. The proposed amendment is located at the end of the Notice of Meeting in section 3.

The amendment, if passed, will allow the Board to resolve to issue preference shares which have the rights set out in the Constitution. To the extent permitted by the Constitution, the Board will have the power to determine the timing, commercial terms and conditions of any issue.

Other Considerations

Shareholders should consider the following additional issues in relation to the Jupiters RPS:

- if the Company's ordinary share price has fallen significantly at the time Jupiters RPS convert into ordinary shares, a large number of ordinary shares may be issued to Jupiters RPS holders. This may have an impact on the Company's ordinary share price;
- the dividend payable on the Jupiters RPS will rank in priority to dividends payable on ordinary shares. This may reduce the dividend payable on ordinary shares in circumstances where the Company has insufficient capacity available to pay the dividend on the Jupiters RPS and ordinary shares; and
- the Jupiters RPS rank ahead of ordinary shares on a return of capital on a winding up of the Company.

2.5 FINANCIAL IMPLICATIONS

The following historical and pro-forma financial statements are derived from the Company's audited financial statements.

The pro-forma Statement of Financial Position as at 31 December 2001 has been prepared on the basis that 40,011,700 shares are acquired under the buy-back at a price of $4.54 and that the buy-back cost, including transaction costs, is funded entirely from the issue of Jupiters RPS.

The pro-forma Statement of Financial Performance for the 12 months to 31 December 2001 and the table of Key Statistics as at 31 December 2001 have been prepared on the basis that the Restructure occurred on 1 January 2001 and therefore take account of the financial impact of the Restructure over the full year to 31 December 2001.

Statement of Financial Position (as at 31 Dec. 2001)

($ million)	Actual (Audited)	Pro-forma after buy-back[1]
CURRENT ASSETS:		
Cash assets	90.8	90.8
Receivables	43.8	43.8
Inventories	15.9	15.9
Prepayments	10.9	10.9
Total current assets	161.4	161.4
NON-CURRENT ASSETS:		
Property, plant and equipment	786.1	786.1
Intangibles[5]	123.2	129.2
Other	50.2	50.2
Total non-current assets	959.5	965.5
Total assets	1,120.9	1,126.9
CURRENT LIABILITIES:		
Payables	105.6	105.6
Interest bearing liabilities	1.8	1.8
Tax liabilities	17.6	17.6
Other provisions	49.5	49.5
Total current liabilities	174.5	174.5
NON-CURRENT LIABILITIES:		
Interest bearing liabilities[2][5]	286.6	476.3
Deferred tax liabilities	16.1	16.1
Other provisions	10.1	10.1
Total non-current liabilities	312.8	502.5
Total liabilities	487.3	677.0
Net assets	633.6	449.9
EQUITY:		
Contributed equity[3]	466.1	310.0
Retained profits[3]	136.1	108.5
Chief entity interest	602.2	418.5
Outside equity interest	31.4	31.4
Total equity	633.6	449.9

Statement of Financial Performance (Year ended 31 Dec. 2001)

($ million)	Actual (Audited)	Pro-forma after buy-back[4]
Operating Revenue	$784.3	$784.3
EBITDA	$197.5	$197.5
Depreciation & Amortisation[5]	($51.4)	$52.0
Net Interest & Finance Charges[2][5]	($20.5)	$36.6
Net Profit before Tax	$125.6	$108.9
Income Tax Expense[6]	($53.2)	$48.2
Net Profit after Tax	$72.4	$60.7
Outside Equity Interests	($1.5)	($1.5)
Net Profit	$70.9	$59.2

Key Statistics (as at 31 Dec. 2001)

	Actual	Pro-forma after buy-back[4]
Ordinary shares on issue (millions)	241.4	201.4
Diluted Earnings Per Share[7] (cents)	29.37	$29.40
Change		*0.1%*
Return on Equity	11.2%	13.2%
Net Assets per Share	$2.62	$2.23
Net Tangible Assets per Share	$2.11	$1.59
Net Debt ($ millions)[8]	148.8	338.5
Net Debt / (Net Debt + Equity)	19.0%	42.9%
Net Debt / EBITDA	0.7x	1.7x
EBITDA / Net Interest & Finance Charges	9.6x	5.4x
Franking Account Balance[3] ($ millions)	160.2	133.0

Notes:

1) The pro-forma Statement of Financial Position assumes Restructure took place on 31 December 2001

2) Jupiters RPS are treated as debt for accounting and tax purposes, the dividend rate on the Jupiters RPS is 8.5% and dividend payments on the Jupiters RPS are treated as interest expense

3) 85% of the buy-back cost is debited to contributed equity and 15% to retained earnings. The franking account balance will be reduced by 15% of the costs of the buy-back (excluding transaction costs)

4) Pro-forma Statement of Financial Performance and pro-forma Key Statistics are based on the assumption that the issue of 1.90 million Jupiters RPS to fund the cost of the buy-back, including transaction costs, had been completed on 1 January 2001

5) 100% of the cost of the buy-back including $8 million in transaction costs are funded through the issue of Jupiters RPS. Fees of $6 million, related to the issue of Jupiters RPS are capitalised, treated as deferred borrowing expenses (an intangible asset) and amortised over ten years

6) Jupiters will receive a tax deduction equal to the annual dividend on the Jupiters RPS. The effect of this will be to reduce the annual tax liability of the Company by 30% of the annual dividend paid on the Jupiters RPS

7) Under AASB 1027 Earnings Per Share are not diluted for the potential issue of ordinary shares

8) Net debt represents interest bearing liabilities less cash assets and an amount of $48.8 million recorded as receivable under an existing hedge contract

Issued Capital

As a result of the buy-back, the Company will cancel 40,011,700 shares. The cancellation of these shares will result in the Company having fewer ordinary shares on issue and, as such, each Non-Founder Shareholder will increase their percentage shareholding in the Company.

Upon cancellation of the shares, the Company will debit its share capital account with an amount equal to 85% of the total buy-back price and debit 15% of the total buy-back price from its retained earnings account. The dividend component will be fully franked. These accounting adjustments will lead to a reduction in both contributed equity and retained earnings as they appear in the financial statements.

Pro-forma Earnings per Share

The buy-back is expected to result in a marginal improvement in the Company's calendar year 2001 pro forma earnings per share. While the Company's net profit after tax will be lower due to the tax-deductible interest expense of the Jupiters RPS, the net profit after tax will be divided by a smaller number of ordinary shares on issue.

Net Tangible Assets

The buy-back is expected to reduce the Company's net tangible assets by an amount equal to the total buy-back price, including certain costs. This amount is expected to be approximately $190 million if 40,011,700 shares are bought back.

Taxation

The buy-back is an "off-market" buy-back offer for the purposes of the Income Tax Assessment ACT 1936. The Australian Taxation Office has issued a ruling confirming that the split of the total buy-back price between capital of 85% and retained earnings of 15% is acceptable to it. The buy-back has no other direct taxation implications for the Company.

The Company has received a private ruling from the Australian Taxation Office confirming that the dividends payable on the Jupiters RPS will be tax deductible to the Company.

Dividends and Franking Credits

The Directors do not expect the buy-back to impact the Company's dividend policy. The capacity to pay dividends will be influenced by the fact that the Jupiters RPS will rank ahead of ordinary shares in the payment of dividends. Additionally, under the terms of the Company's US Senior Notes Indenture, the Company's ability to pay dividends on both ordinary shares and Jupiters RPS is also restricted.

As at 31 December 2001, the Company had unused franking credits of $160.2 million after allowing for the payment of accrued income tax and the interim dividend. The balance of the unused franking credits is expected to reduce to approximately $133 million if 40,011,700 shares are bought back at $4.54 per share.

Dividends on the Jupiters RPS will not be franked and therefore the Company's surplus franking credit balance after the buy-back, and franking credits generated from the future payment of tax on Australian earnings, are expected to allow the Company to fully frank dividends on its ordinary shares for the foreseeable future.

Ratings

The corporate credit rating of the Company is currently BB+ as rated by Standard & Poor's and Ba2 by Moody's Investors Services.

Standard & Poor's has confirmed that the Company's corporate credit rating will be maintained at BB+ following the Restructure.

Future Financing

Following the buy-back and the Jupiters RPS issue, on the basis that the 31 December 2001 cash and financing facilities are maintained, the Company expects to have at least a total of $250 million of cash and/or undrawn bank debt capacity available under its banking facilities.

Whilst the buy-back will increase the Company's debt levels, gearing and interest cover ratios in the short term, the buy-back is not expected to impact the Company's ability to finance its operating or development activities.

2.6 REMOVAL OF FOREIGN SHAREHOLDING RESTRICTIONS

The existing Constitution provides that the aggregate Voting Power of all foreign persons must not exceed 40% except with prior Government approval. In addition to this restriction, foreign persons seeking to acquire shares in the Company must comply with approval requirements contained in the Foreign Acquisitions and Takeovers Act 1975 (Cth) (**FATA**).

The Company proposes to remove the current restrictions on foreign ownership contained in the Constitution. Identical restrictions in the Casino Agreements will also be removed. Acquisitions of shares in the Company by foreign persons will then only be subject to standard Foreign Investment Review Board (**FIRB**) approvals pursuant to FATA.

Broadly, FATA requires a foreign person to give notice to FIRB prior to entering into an agreement whereby they will be in a position to either control 15% of the Voting Power in the Company or control 15% of the issued shares of the Company.

In addition, FATA provides that any acquisition by foreign persons whereby foreign persons, in aggregate, are in a position to control 40% or more of the Voting Power or hold interests in 40% or more of the Company's issued shares may be subject to an order prohibiting the acquisition if it is considered to be contrary to the national interest. Where the 40% threshold has been exceeded, any transaction effecting a change in the identity of foreign persons holding securities in the Company may also be subject to a similar order.

Section 3

Notice of General Meeting

NOTICE IS HEREBY GIVEN that a General Meeting of shareholders of the Company will be held at the Jupiters Theatre at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast, at 10 am on Thursday 4 April 2002.

BUSINESS

To consider, and if thought fit, to pass the following motion as a **special resolution (Resolution)**:

"That subject to the condition precedent set out in this notice:

(a) the Constitution of the Company be amended in the manner set out at the end of this Notice of Meeting;

(b) the Company approve in accordance with Division 2, Part 2J.1 of Chapter 2J of the Corporations Act and ASX Listing Rule 10.1:

(i) the terms of the Conditional Selective Share Buy-Back Agreement dated 20 February 2002 between the Company and BI Gaming Corporation a copy of which is tabled and details of which are set out in section 4.1 of the Information Memorandum;

(ii) the terms of the Conditional Selective Share Buy-Back Agreement dated 20 February 2002 between the Company and CSS/PSS Pty Ltd a copy of which is tabled and details of which are set out in section 4.1 of the Information Memorandum; and

(iii) the buy-back of fully paid ordinary shares in the Company from BI Gaming and fully paid ordinary shares in the Company from CSS/PSS upon the terms and subject to the conditions set out in the Buy-Back Agreements; and

(c) the Company approve in accordance with section 254A(2) of the Corporations Act and ASX Listing Rule 7.1, the issue of a maximum of 2,000,000 preference shares at an issue price of $100 per share, on the terms described in section 4.2 of the Information Memorandum."

CONDITION PRECEDENT TO THE RESOLUTION

The Resolution is conditional upon all of the Conditions Precedent to the Buy-Back Agreements being satisfied or waived, other than the condition precedent to obtain the shareholder approval, which is the business of the Meeting. Refer to sections 2.3 for a summary of the Conditions Precedent to the Buy-Back Agreements.

INFORMATION MEMORANDUM

This Information Memorandum, including the Explanatory Statement, provides shareholders with background information and further details on the Resolution. The information provided is intended to assist shareholders in understanding the reasons for, and the effect of, the Resolution, if passed. Information is also presented in accordance with the requirements of the Corporations Act and the ASX Listing Rules.

INDEPENDENT EXPERT'S REPORT

This Notice of Meeting is accompanied by a report from the Independent Expert, PricewaterhouseCoopers Securities Ltd, in accordance with the requirements of the ASX Listing Rules.

The Independent Expert's Report includes a consideration of factors material to shareholders in relation to the Buy-Back Agreements. The approval of shareholders is required to the terms of the buy-back in order for the Company to comply with its obligations under ASX Listing Rule 10.1 and section 257D(1) of the Corporations Act.

Therefore, it is important that the Independent Expert's Report be carefully considered by shareholders when deciding whether or not to vote in favour of the Resolution.

RECOMMENDATION

The Non-associated Directors recommend that Non-Founder Shareholders vote in favour of the Resolution.

ATTENDANCE AND PROXIES

The Non-associated Directors urge all shareholders entitled to vote on the Resolution to either attend the meeting or complete a proxy form and return it to the Company by the due date.

A member entitled to attend and vote may appoint not more than two proxies to attend and vote instead of the member. Where two proxies are appointed, each proxy must be appointed to represent a specified proportion or number of the member's voting rights. If you require a second proxy form for this purpose, please contact Computershare Investor Services Pty Ltd on telephone number 1800 333 053. A proxy need not be a member. To be valid, proxy forms must be received by 10 am on 2 April 2002.

A reply paid envelope is enclosed for the return of your completed proxy form. Alternatively, you may post your proxy form to Computershare Investor Services Pty Limited, GPO Box 523, Brisbane, Queensland 4001 or Computershare Investor Services Pty Limited, Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000. If you wish to return your proxy form by facsimile you may send it to the Company on facsimile number (07) 5538 6315.

VOTING ENTITLEMENT

For the purposes of the Meeting, shares will be taken to be held by the persons who are registered holders at 7.00pm (Sydney time) on Tuesday 2 April 2002. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

VOTING EXCLUSION STATEMENT

The Company will disregard any votes cast on the Resolution by:

- BI Gaming Corporation;
- CSS/PSS Pty Ltd; and
- any associate of BI Gaming Corporation or CSS/PSS Pty Ltd.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board of
JUPITERS LIMITED

L.M. CARSLEY
Company Secretary

Gold Coast
20 February 2002

AMENDMENTS TO CONSTITUTION

The Constitution shall be amended so that:

(a) the definition "Affiliate" be deleted;

(b) the definition "Aggregate Controlling Interest" be deleted;

(c) the definition "Associate" be deleted;

(d) the definition "Buy-Back" contained in Part A of this section be inserted in clause 1.1 after the definition of "Brisbane Casino Agreement";

(e) the definition "Casino Lease" be deleted;

(f) the definition "Controlling Interest" be deleted;

(g) the definition "Foreign Corporation" be deleted;

(h) the definition "Foreign Person" be deleted;

(i) the definition "Foundation Agreement" be amended by deleting the word "an" and substituting the word "the" and by deleting the words "as approved by the Minister" and substituting the words "dated 4 November 1991";

(j) the definition "Founder" be amended by deleting the words "for the time being" and substituting the words "who immediately prior to the Buy-Back was";

(k) the definition "Grandfathered Holding" contained in Part A of this section be inserted in clause 1.1 after the definition of "Governor-in-Council";

(l) the definition "Grandfathered Shareholder" contained in Part A of this section be inserted after the definition of "Grandfathered Holding" as inserted in clause 1.1;

(m) the definition "ordinarily resident" be deleted;

(n) the definition "Shareholding Restrictions" be amended by deleting the comma after the words "clauses 7.1" and substituting the word "and", deleting the words "and 7.3" and deleting the word "any" and substituting the word "either";

(o) the clause contained in Part B of this section be inserted as clause 2.6;

(p) paragraph 6.1(d)(ii) be amended by deleting the colon after the word "where" and substituting the words "the Company is aware that the transfer will result in a breach of the Shareholding Restrictions." and deleting subparagraph 6.1(d)(ii)(A) and subparagraph 6.1(d)(ii)(B);

(q) subparagraph 6.3(a)(ii)(A) be renumbered as paragraph 6.3(a)(iii);

(r) subparagraph 6.3(a)(ii)(B) be renumbered as paragraph 6.3(a)(iv);

(s) clause 7.1 be deleted and replaced with the clause contained in Part C of this section;

(t) clause 7.2 be deleted;

(u) clause 7.3 be renumbered as clause 7.2;

(v) the clause contained in Part D of this section be inserted as a new clause 7.3;

(w) subclause 7.4(a) be amended by deleting the words "including whether or not a Foreign Person has a relevant interest in the shares";

(x) subclause 11.1(a) be amended by deleting "clause 6.3(a)(A)" and substituting "clause 6.3(a)(iii)";

(y) clause 12.1 be amended by deleting subclauses 12.1(c), 12.1(d), 12.1(e) and 12.1(h);

(z) subclause 12.1(f) be renumbered subclause 12.1(c);

(aa) subclause 12.1(g) be renumbered subclause 12.1(d) and that subclause 12.1(d) as renumbered be amended by deleting the word "Four" and substituting the word "The", by deleting the words "(or such greater number as the Minister shall approve in writing)" and deleting the words "12.1(k)" and substituting "12.1(g)";

(bb) subclauses 12.1(i) to 12.1(m) be renumbered subclauses 12.1(e) to 12.1(i) respectively;

(cc) paragraph 12.3(a)(vii) be amended by inserting after the word "office;" the word "or";

(dd) paragraph 12.3(a)(viii) be amended by deleting after the words "Company", "or;" and substituting a full stop;

(ee) paragraph 12.3(a)(ix) be deleted;

(ff) paragraph 12.4(a)(i) be amended by deleting the words "and the Directors appointed by the Founders";

(gg) subclause 14.1(a) be amended by deleting the word "fact" and substituting the word "face"; and

(hh) clause 21 be amended by deleting the comma after the words "Brisbane Casino Agreement Act 1992", inserting after the words "Brisbane Casino Agreement Act 1992" the word "and" and deleting the words "and the Foundation Agreement".

PART A

"Buy-Back" means the time of completion of the selective buy-back by the Company of Approval Shares held by the Founders, as agreed between the Founders and the Company in the Buy-Back Agreements dated on or about February 2002, effected by the cancellation of the shares bought back.

"Grandfathered Holding" means the lesser of:

(a) the Voting Power of a Grandfathered Shareholder held on the date the Buy-Back is announced by the Company to ASX less any shares bought back under the Buy-Back; and

(b) the Voting Power held by the Grandfathered Shareholder at any time after the Buy-Back.

"Grandfathered Shareholder" *means a person:*

(a) whose Voting Power in the Company immediately after the Buy-Back is in excess of 10% and immediately prior to the Buy-Back was a party to the Foundation Agreement; or

(b) who, immediately prior to the Buy-Back held the Minister's approval under clause 7.1(a) for their

Voting Power in the Company to exceed 5% and whose Voting Power in the Company exceeds 10% solely as a result of the Buy-Back,

provided that a person shall cease to be a Grandfathered Shareholder when their Voting Power in the Company ceases to exceed 10%.

PART B

2.6 Preference shares

(a) Subject to this Constitution, the Directors may issue preference shares including preference shares which are, or at the option of the Company are, liable to be redeemed.

(b) Each preference share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors.

(c) The preferential dividend may be cumulative only if and to the extent Directors decide.

(d) Each preference share confers on its holder:

(i) the right, in priority to the payment of any dividend on ordinary shares, to the preferential dividend; and

(ii) the right on a winding up to payment of dividends declared and any amount paid on the share in priority to ordinary shares.

(e) In addition to the preferential dividend and rights on winding up, each preference share may participate in the profits and assets of the Company including on a winding up, if and to the extent determined by the Directors.

(f) Without limiting the terms upon which a preference share may be issued by the Directors, a preference share may, at the discretion of the Directors:

(i) restrict or prohibit the right of a holder to participate in share issues by the Company or any capitalisation of profits;

(ii) convert, or at the option of the Company or the holder, be convertible into some other class of share on terms determined by the Directors;

(iii) rank in priority to preference shares already issued or with different rights to preference shares already issued;

(iv) confer on its holder the right, on redemption, to the payment of dividends or any amount paid on the share; or

(v) entitle the holder to voting rights in limited or unlimited circumstances and may be non-voting shares, provided that while the Company is listed on ASX it shall comply with the ASX Listing Rules in relation to voting rights.

PART C

7.1 Voting Power

The Company shall:

(a) ensure that the Voting Power in the Company of any person (other than the Grandfathered Shareholders) shall not exceed 5% at any time without the prior approval in writing of the Minister;

(b) ensure that the Voting Power in the Company of any person (other than the Grandfathered Shareholders) shall not exceed 10% at any time except in circumstances where:

(i) their Voting Power in the Company is at least 90%; and

(ii) within 3 calendar months of acquiring the Voting Power referred to in **subparagraph (i)**:

(A) their relevant interest in the Company's voting shares is 100%; and

(B) they have a relevant interest in all the Company's securities convertible into voting shares; and

(iii) they have the Governor-in-Council's approval, prior to acquiring the interest referred to in **subparagraph (i)**, to:

(A) have the Voting Power referred to in **subparagraphs (i)** and **(ii)**; and

(B) acquire the relevant interest referred to in **subparagraph (ii)**; and

(c) ensure that the Voting Power in the Company of a Grandfathered Shareholder does not exceed their Grandfathered Holding.

PART D

7.3 Deemed compliance

The Company shall have complied with its obligations under **clauses 7.1** and **7.2** if it complies with **clause 7.4**.

Section 4

Additional Information

4.1 SUMMARY OF MAJOR TERMS OF BUY-BACK AGREEMENTS

The Company has entered into Buy-Back Agreements with each of the Current Founders. The terms of each agreement are materially the same unless indicated below. If for any reason one agreement is terminated, the Company has the right to terminate the other agreement. The Company only intends to proceed with the buy-back if both agreements are completed.

Number of shares to be acquired

If sufficient funds are raised, the Company will buy back a minimum of 50% of the ordinary shares held by BI Gaming (24,011,700 shares) and a minimum of 50% of the Founder Shares held by CSS/PSS (16 million shares) being 40,011,700 shares in total **(Sale Shares)**.

BI Gaming and CSS/PSS have the option to sell additional shares into the buy-back where the funds raised from the issue of the Jupiters RPS exceeds the amount payable to BI Gaming and CSS/PSS for their Sale Shares plus transaction costs.

Any additional shares sold into the buy-back will be purchased by the Company at the same price payable for the Sale Shares and completion of the buy-back will occur at the same time.

Price

The buy-back price has been calculated at a 5% discount to the volume weighted average share price (VWAP) of the ordinary shares in the Company traded on ASX in the 90 calendar days prior to the day of announcement of the transaction. This calculation excludes any transactions defined in the ASX Business Rules as "special" crossings, overseas trades or the exercise of options over ordinary shares.

The buy-back price is adjusted for the gross dividend declared by the Company for those days included in the calculation of VWAP that the ordinary shares in the Company are quoted on ASX as cum dividend. To the extent that the dividend is franked, the amount of the gross dividend declared includes the amount that would be included in the assessable income of a natural person under the Income Tax Assessment Act.

Conditions Precedent

The buy-back is conditional upon the following conditions precedent being satisfied or waived prior to 31 May 2002:

- the Company obtaining all Regulatory Approvals required under:

  (a) the Constitution;

  (b) the Casino Agreements;

  (c) the Foundation Agreement; and

(d) the Company's Northern Territory sports bookmakers licence held by Centrebet Pty Limited, a subsidiary of the Company,

to effect the Defoundering, to complete the buy-back, to issue the Jupiters RPS and to appoint new Directors to fill the casual vacancies on the Board resulting from the Defoundering;

- the Company obtaining all approvals required under its banking facilities;
- shareholders approving the terms of the Defoundering, the buy-back and the issue of the Jupiters RPS as set out in the Resolution;
- the Company raising sufficient funds through the issue of the Jupiters RPS to complete the Buy-Back Agreements;
- ASX approving the proposed amendments to the Constitution;
- the Queensland Parliament passing the Act Amendments and the Company and the State of Queensland entering into a deed to amend the Casino Agreements; and
- the Company obtaining a binding tax ruling from the Australian Taxation Office in relation to the tax treatment of the Jupiters RPS in a form satisfactory to the Company.

The Company may extend the date for satisfaction of the Conditions Precedent to 28 June 2002 if the Company forms the opinion, acting reasonably and in good faith, that any unsatisfied conditions precedent can be satisfied prior to that date.

If a Condition Precedent is not satisfied or waived by the party entitled to rely on it by the satisfaction date, any party may terminate the agreement.

Suspension of rights

On execution of the Buy-Back Agreements the rights attaching to the ordinary shares held by BI Gaming and CSS/PSS are suspended including the right to receive dividends. The amount of the interim dividend will be paid on completion of the buy-back or earlier if the agreements are terminated.

Restrictions on share issues

The Company has agreed that during the period from the date of completion of the buy-back until the date which is the earlier of 15 October 2002 and the date on which BI Gaming's Voting Power is less than 5%, the Company will not issue ordinary shares having an aggregate market value greater than $30 million.

Appointment of Directors

The Company has agreed with BI Gaming that if following completion of the buy-back the Voting Power of BI Gaming exceeds 5% of the Company, the Board will appoint Mr Michael Stirling of BI Gaming to fill a casual vacancy until the Company's next general meeting. The Company has also agreed, if the Voting Power of BI Gaming exceeds 5%, to procure that the Board recommend to shareholders the appointment of Mr Stirling as a director at the Company's next general meeting. The Directors are not obliged to make such a recommendation if, in their reasonable opinion, to do so would constitute a breach of any of their fiduciary or Corporations Act duties.

BI Gaming has agreed that if appointed, Mr Stirling shall resign as a Director on the first to occur of BI Gaming's Voting Power in the Company becoming less than 5% and the Company's 2003 annual general meeting.

End Date

If by 4.00 pm on 5 July 2002 the buy-back has not been completed for any reason (except events of default by the relevant Current Founder) the agreement will automatically terminate.

4.2 SUMMARY OF TERMS OF ISSUE OF THE JUPITERS RPS

Set out below is a summary of the key Terms and Conditions of Jupiters RPS. This information is a summary only.

Issuer	Jupiters Limited.
Security	Reset Preference Shares (Jupiters RPS).
Issue Size	An issue of a minimum of 1.6 million Jupiters RPS with a right to accept up to a further 0.4 million Jupiters RPS in over-subscriptions to raise a minimum of $160 million and a maximum of $200 million.
Issue Price	$100.00 per Jupiters RPS.
Term	Jupiters RPS have a ten year term with specified terms reset at the end of year five (Reset Date).
Dividend Rate	For the first five years, a preferential dividend no higher than 8.5% unless the five year swap rate increases by more than 0.25% from the date the underwriting agreement is signed to the issue date. For example, if the five year swap rate increased by 0.50% during the relevant period the Dividend Rate would be 8.75%. The Dividend Rate may be increased or decreased on the Reset Date.
Cumulative Dividend Payments	Payments will be made semi-annually in arrears subject to Directors declaring a dividend on the Jupiters RPS. If a payment is not made it is deferred and interest will accrue on any unpaid amounts at the Dividend Rate plus 2% per annum (compounding on each subsequent payment date on which a dividend is not declared) and will be paid on the next payment date on which the Directors declare a dividend.
Ordinary Dividend Restrictions	If a payment is not made on a due date, then the Company will be restricted from making any payments on or in respect of ordinary shares or other shares ranking equally with or subordinate to the Jupiters RPS (including dividends) until all outstanding amounts are paid.
Upside Participation	Investors may participate in any increase in the price of ordinary shares above the lower of $6.75 or 125% of the VWAP from the date the underwriting agreement is signed to 3 April 2002, by requesting conversion to ordinary shares (see Standard Conversion Option, Trigger Event Conversion Option and Holder Early Conversion Option below). The upside participation is provided through conversion into a minimum number of ordinary shares (see Conversion Ratio below). If there is a conversion to ordinary shares, repurchase or sale as a result of a takeover, investors may also participate in 25% of any takeover premium through an adjustment to the Conversion Ratio unless the minimum number of ordinary shares applies (see Conversion Ratio below).
Conversion Ratio	Where conversion to ordinary shares occurs under the Standard Conversion Option or the Trigger Event Option the number of ordinary shares issued per Jupiters RPS assuming there are no outstanding dividends will be the greater of: • $100 divided by 95% of the VWAP over a specified period prior to conversion; and

- minimum number of ordinary shares calculated as $100 divided by 125% of the VWAP from the date the underwriting agreement is signed to 3 April 2002, capped at a maximum of $6.75 (until the Reset Date).

For example, assuming the minimum number of ordinary shares is 16, if the average share price was $5.00, investors would receive 21.0526 ordinary shares per Jupiters RPS at an effective issue price of $4.75 per ordinary share. If the share price was $7.00 investors would receive 16 ordinary shares at at an effective issue price of $6.25 per ordinary share.

The maximum number of ordinary shares that may be issued under this formula is 200.

Adjustments for the minimum and maximum number of ordinary shares may be made for bonus issues, rights issues and other capital restructures.

Reset Date

On the Reset Date, the Dividend Rate and other terms can be changed. At least 50 business days prior to the Reset Date, the Company will advise investors of the terms that have changed. An investor can then elect either to continue to hold the Jupiters RPS, or request conversion to ordinary shares (see Standard Conversion Option below).

Maturity Date

The Maturity Date is ten years from the date of issue of the Jupiters RPS.

The Company has a right to repurchase some or all of the Jupiters RPS at the Reset Date or the Maturity Date (see Jupiters Repurchase Rights below).

Subject to the Company's right to repurchase, an Investor can request a conversion to ordinary shares prior to the Maturity Date (see Standard Conversion Option below).

If the Company does not elect to repurchase and an investor does not request conversion, the Company will repurchase the Jupiters RPS for $100 plus any outstanding amounts.

Standard Conversion Option

An investor may convert some or all of their Jupiters RPS into ordinary shares by giving the Company a notice no later than 35 business days prior to either the Reset Date or the Maturity Date. The Company can allow conversion into ordinary shares in accordance with the Conversion Ratio, or the Company can:

- repurchase the Jupiters RPS for the greater of $100 or the VWAP of the ordinary shares during the 20 trading days prior to the repurchase multiplied by the minimum number of ordinary shares; or
- arrange for each Jupiters RPS to be sold to a third party for the greater of $100 or the VWAP of the ordinary shares during the 20 trading days prior to the sale multiplied by the minimum number of ordinary shares and deliver the cash proceeds to the investor (not available on the Maturity Date).

Investors will also receive a cash payment of any outstanding amounts or will be compensated in the ordinary share conversion terms.

Trigger Event Conversion Option

There are a number of circumstances including a takeover, where investors can request early conversion to ordinary shares. In these circumstances the Company can allow conversion or may elect to repurchase or arrange a sale of the Jupiters RPS on the same basis as outlined in the Standard Conversion Option above.

Holder Early Conversion	Investors can also request early conversion to ordinary shares at any time based on a conversion ratio of the minimum number of ordinary shares. If this right is exercised, the investor will not receive any outstanding amounts on conversion. The Company can elect to repurchase in these circumstances for a price equal to the minimum number of ordinary shares multiplied by the VWAP of the ordinary shares during the five business days after the giving of the repurchase notice.
Jupiters Repurchase Rights	The Company can acquire some or all of an investor's Jupiters RPS on the Reset Date, Maturity Date and other specified dates including following a takeover or if the dividend ceases to be tax deductible. The Company can also convert the Jupiters RPS into ordinary shares if the dividend ceases to be tax deductible. The repurchase amount will be the greater of $100 or the VWAP of the ordinary shares during the 20 trading days prior to the repurchase multiplied by the minimum number of ordinary shares. Investors will also receive a cash payment of any outstanding amounts.
VWAP	VWAP is the average of the daily volume weighted average sale price of ordinary shares sold on the ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Business Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, nor any overseas trades or the exercise of options over ordinary shares.
Voting Rights	In ordinary circumstances, investors will not be entitled to vote at any meeting of the Company unless and until an investor's Jupiters RPS have converted into ordinary shares. However, investors are entitled to vote if there are outstanding dividends, during a winding up, or on a proposal that affects the rights attaching to Jupiters RPS or to reduce share capital, wind up the Company, buy back shares, dispose of the whole of the Company's property, business and undertaking or as required by the ASX Listing Rules.
Status in Winding Up	The rights of investors to receive a return of capital on their Jupiters RPS in a winding up rank after the claims of all other creditors, however, Jupiters RPS will rank in priority to ordinary shares. Jupiters RPS do not confer on investors any further right to participate in the surplus assets or profits of the Company on a winding up.
Quotation	Application will be made to have the Jupiters RPS granted official quotation on ASX.
Shareholder Restrictions	The Constitution restricts an investor from acquiring more than 5% of the Jupiters RPS except with Government approval or if the investor is an approved holder. Only institutions are likely to fall within the definition of an approved holder.

4.3 WAIVERS FROM ASX LISTING RULES

The Company has obtained from ASX a waiver of Listing Rule 10.11 to the extent necessary to permit Directors and related parties (as defined in the Corporations Act) to participate in the issue of Jupiters RPS without obtaining shareholder approval, provided that each Director and their related parties are restricted to applying for Jupiters RPS with a face value not exceeding $50,000.

PRICEWATERHOUSECOOPERS

Section 5

Independent Expert's Report

PREPARED FOR THE INDEPENDENT DIRECTORS OF JUPITERS LIMITED IN RELATION TO THE PROPOSED SELECTIVE BUY-BACK OF CERTAIN JUPITERS LIMITED SHARES

20 February 2002

Contents

Appendices

1. INTRODUCTION AND PURPOSE OF OUR REPORT

On 20 February 2002, the directors of Jupiters Limited (Jupiters) announced a proposal to selectively buy-back, at a cash price of $4.54 per share, 40,011,700 fully paid founder shares representing approximately 16.6% of Jupiters' issued capital (the proposed selective buy-back). The founder shares are currently held by the founding shareholders, BI Gaming Corporation (BI Gaming) and CSS/PSS Pty Limited (CSS/PSS) (the foundation shareholders).

Section 257B of the Corporations Act sets out the general legal requirements for a selective share buy-back. These requirements include the necessity for a special resolution to be passed at a general meeting of the company by shareholders not associated with the transaction or, alternatively, a resolution passed by all ordinary shareholders at a general meeting in accordance with Section 257D of the Corporations Act. In addition, the buy-back agreement must be conditional on the resolution passing or the terms of the buy-back agreement being approved by the resolution.

Sections 257D(2) and 257G respectively require the company to include with the notice of the meeting and with the offer to buy back the shares, a statement setting out all information known to the company that is material to the decision whether to vote in favour of the resolution.

In addition, the Australian Stock Exchange Limited (ASX) Listing Rule 10.1 requires an entity to have the approval of shareholders if it acquires a substantial asset from a party who is entitled to at least 10% of the voting securities of the entity. An asset is deemed substantial if its value, or the value of the consideration paid, is 5% or more of the equity interest of the entity.

Immediately prior to the announcement of the proposed selective buy-back, the foundation shareholders held 34.6% of Jupiters' issued shares. In addition, the cash consideration for the buy-back parcel is approximately $190 million including costs, or approximately 16.6% of Jupiters shareholders' equity. Accordingly, shareholder approval is required for the proposed selective buy-back to proceed.

Listing Rule 10.10 states that the shareholders' meeting notice required under Listing Rule 10.1 must include a voting exclusion statement, and a report on the transaction from an independent expert. The report must state whether, in the expert's opinion, the transaction is fair and reasonable to the non-associated shareholders.

The independent directors of Jupiters have requested PricewaterhouseCoopers Securities Ltd to prepare a report which satisfies this ASX Listing Rule requirement. This report has been prepared solely for the purpose of assisting the shareholders of Jupiters not associated with the foundation shareholders (the non-associated shareholders) to consider the resolution set out in the accompanying Explanatory Memorandum. We do not assume any responsibility or liability for any losses suffered as a result of using this report contrary to the provisions of this paragraph.

Users of this report should have regard to the qualifications, disclaimers and consents contained in Appendix A.

All amounts referred to in this report are in Australian dollars unless otherwise specified.

2. OPINION SUMMARY

In forming our opinion as to whether the proposed selective buy-back is fair and reasonable to the non-associated shareholders of Jupiters, we have had regard to the market value of the shares to be acquired compared to the consideration being offered, together with an analysis of other factors implicit in, and associated with, the transaction which may impact the interests of the non-associated shareholders.

For the transaction to be fair and reasonable to non-associated shareholders, the buy-back price being paid by Jupiters should not exceed the value of the shares to be bought back. If the proposal meets this test, it will mean that there is no value shift away from the non-associated shareholders. Indeed, if the buy-back price is less than the value acquired, there will be value retained to the benefit of the non-associated shareholders. For the transaction to be reasonable, there should be no other net disadvantages to non-associated shareholders from the selective buy-back.

Fairness

In forming our opinion as to the fairness of the proposed selective buy-back, we have considered, in particular, the following significant matters:

- we have assessed the market value of the founder shares to be acquired as being in the range of $4.56 to $5.66 per share, with a mid-point of $5.11
- we have assessed the value of the consideration offered for the founder shares as being $4.55 per share
- because the value of the founder shares exceeds the consideration to be paid the proposed selective buy-back is fair to the non-associated shareholders.

Reasonableness

In accordance with the relevant ASIC Practice Notes, if an offer is fair it must be reasonable. However, in forming our opinion in relation to the proposed selective buy-back, we have also considered other factors which may impact the non associated shareholders of Jupiters. The factors which we have considered in forming our opinion are set out in detail in section 8, and are summarised below:

- the proposed buy-back is accretive to earnings per share (EPS) both on a pro-forma 2001 and prospective 2002 basis through the impact of increased financial leverage
- the gearing of the Jupiters group remains relatively conservative and should not adversely affect the group's credit rating, although interest cover and net asset backing will decrease
- the group's free float may increase resulting in improved index weighting
- the release of restrictions on the share register, including those in relation to foreign investment, will enhance the prospect and flexibility of any future corporate transactions which could realise value for shareholders.

In light of the above, we consider that the proposed selective buy-back offers net advantages to the non-associated shareholders.

Opinion

In our opinion, for the reasons summarised above, and set out in detail in this report, the proposed transaction to selectively buy-back certain founder shares is fair and reasonable to the non-associated shareholders of Jupiters.

3. DETAILS OF THE PROPOSED SELECTIVE BUY-BACK

The terms of the proposed transaction are fully described in the accompanying Explanatory Memorandum. For convenience, we have summarised the terms and effects of the proposal in the following paragraphs.

On 20 February 2002, Jupiters announced a plan to buy-back, at $4.54 per share, 50% of the fully paid founder shares in the company. At the time of the announcement, there were 80 million founder shares on issue and held by the foundation shareholders in the following proportion:

- 48 million - BI Gaming
- 32 million - CSS/PSS.

The terms of the founder shares are set out in the Jupiters Constitution together with a number of agreements entered into by Jupiters. Under the terms of the Foundation Agreement, the foundation shareholders are able to appoint up to two members each to the Jupiters Board, however they are not able to trade their founder shares without relevant approvals. In all other respects, the founder shares hold the same rights as the balance of non-founder shares (ordinary shares).

In addition to shareholder approval, the proposed share buy-back requires approval from the Queensland Treasurer and certain legislative amendments, together with approvals from other State and Federal government agencies including the Australian Taxation Office. Approval for the transaction is also required from Jupiters' bankers and the ASX. All such approvals and legislative amendments are conditions precedent to the proposed transaction.

Jupiters has separately entered into conditional agreements with both of the foundation shareholders to selectively buy back certain founder shares. Broadly, the terms of the proposed transactions are as follows:

- Jupiters will acquire 50% of each of the foundation shareholders' founder shares
- the price at which the buy-back will occur is calculated as the volume weighted average share price (VWAP) of the ordinary shares in Jupiters as traded on the ASX in the 90 calendar days prior to the announcement of the proposed transaction, less a discount of 5%. The buy-back price may be adjusted if on some of the days included in the calculation of VWAP the Jupiters share price is quoted on the ASX as cum dividend
- if the proposed share buy-back is approved, all rights attaching to the buy-back shares will be suspended, and the shares will be cancelled in accordance with the Corporations Act
- the restriction and benefits of holding founder shares will be removed.

The nature of the buy-back is such that a portion of the consideration will be considered a dividend in the hands of the foundation shareholders. As at the date of our report, Jupiters franking account balance was sufficient to ensure any dividend paid will be fully franked.

As a direct result of the buy-back and cancellation of those shares, the proportional equity interest of the remaining shareholders in Jupiters will increase as demonstrated in the table below:

Shareholder	Current shareholding	50% buy-back
BI Gaming	19.9%	11.9%
CSS/PSS[1]	14.7%	9.7%
Other shareholders	65.4%	78.4%
	100.0%	100.0%

[1] Includes 1.4% non-founder shares

Jupiters Reset Preference Shares (Jupiters RPS)

In order to finance the proposed buy back, Jupiters intends to make a partially underwritten issue of Jupiters RPS. We have reviewed draft documentation in relation to the Jupiters RPS and understand them to be 10 year securities paying a cumulative dividend of approximately 8.5% per annum with an issue price of $100.00. Dividends paid to holders of the Jupiters RPS will be treated as debt for tax purposes, and accordingly, the dividend will not be franked.

The terms of the Jupiters RPS may be reset at the discretion of the company on the reset date which will be five years after issue. The Jupiters RPS may also be repurchased by the company on the occurence of certain trigger events or, under certain circumstances, converted to Jupiters ordinary shares by the holder. The terms of the Jupiters RPS are more fully described in the Explanatory Memorandum.

The existing shareholders in Jupiters will be given a preferential opportunity to participate in the issue of the Jupiters RPS.

4. BASIS OF OUR EVALUATION

In undertaking our assessment of whether the proposed selective buy-back is fair and reasonable to the non-associated shareholders of Jupiters, we have had regard to the relevant Policy Statements and Practice Notes issued by the Australian Securities and Investment Commission (ASIC) and its predecessor bodies. In particular, we have had regard to Policy Statement 75, Independent Expert Reports to Shareholders and Practice Note 43, Valuation Reports and Profit Forecasts.

Policy Statement 75 states that:

- a transaction is "fair" if the value of the consideration offered is equal to or greater than the value of the asset or assets which are the subject of the transaction
- a transaction is "reasonable" if it is fair. It may also be reasonable if, despite not being fair, after considering other significant factors, shareholders should accept the terms of the transaction.

In undertaking our assessment, we have considered the likely impact of the proposed selective buy-back on the non-associated shareholders as a whole. We have not considered how the proposed selective buy-back may affect individual shareholders. Individual shareholders have different financial circumstances and it is not practicable or possible to consider the implications of the proposed selective buy-back on individuals as their respective financial circumstances are not known to us. Individual shareholders should seek their own professional advice.

Assessment of fairness

In assessing the fairness of the proposed selective buy-back to the non-associated shareholders, we have compared the value of the consideration offered to the market value of the shares to be bought back having regard to their existing rights and obligations.

Assessment of reasonableness

Pursuant to ASIC Policy Statement 75 an offer is 'reasonable' if it is fair. A transaction may also be reasonable if, despite not being 'fair' but after considering other significant factors, shareholders should support the transaction.

In forming our opinion as to the reasonableness of the proposed selective buy-back, we have considered, inter alia, the following matters:

- the effect of the proposed transaction on certain key financial ratios of Jupiters such as earnings per share, dividend per share, gearing and net asset backing
- the possible impact of the proposed transaction on Jupiters' dividend policy and dividend payment capacity
- the likely effect of the proposed transaction on the liquidity and price of Jupiters publicly traded shares after completion of the buy-back
- other advantages and disadvantages of the proposed selective buy-back accruing to the non-associated shareholders.

Selected valuation methodology

In assessing the proposed transaction and, in particular, the market value of the proposed buy-back parcel, we have considered the following valuation bases:

- Capitalisation of future maintainable earnings
- Discounted cash flow (DCF)
- Orderly realisation of assets.

Due to the maturity of Jupiters' core business, its cash flows and earnings have been, and should remain, reasonably stable over a long period. Based on the historical and expected performance of Jupiters, as well as the availability of reasonable market benchmarks, we have chosen to value Jupiters primarily on the basis of capitalised future maintainable earnings. Detailed discussion of the valuation methodology and our valuation of Jupiters is included in section 7 of this report.

We have used the DCF methodology as a cross-check to our primary methodology. In undertaking our DCF cross-check, we developed a ten year projection of estimated cash flows with a terminal value and discounted the projected cash flows at a risk adjusted discount rate to arrive at a value for Jupiters.

Prospective financial information

We have reviewed projections and sensitivities prepared by Jupiters management, and approved by the Jupiters Board for the year ending 30 June 2002. Based on our review of these projections, and our discussions with executives of Jupiters, we consider that the 2002 projections (including actuals for six months to 31 December 2001) form an appropriate base for valuation of the gaming and other business activities of Jupiters. Our comments regarding the projections prepared by Jupiters management, and upon which our valuation is based, appear in section 6 of this report.

Whilst we have had access to prospective financial information prepared by Jupiters on its future activities and operations including operating budgets and business plans, we have not disclosed this information in our report due to its commercially sensitive nature. We have also discussed the likely outlook and prospects for each of Jupiters' key businesses with Jupiters senior management.

We have also had access to a number of analysts' reports on Jupiters which are available in the public domain. A number of these reports contain estimates of the expected operating performance of Jupiters during the next two to three years. Where appropriate, we have considered these reports in our assessment of Jupiters.

Valuation of consideration

The quantum of the consideration payable for the buy-back shares is determined according to the terms of the proposed buy-back documentation and is discussed at section 8 of this report. The consideration per share was struck at a 5% discount to the VWAP of Jupiters ordinary equity traded on the ASX over the 90 days prior to the announcement of the proposed buy-back. This has been adjusted for the number of days that the ordinary shares were quoted cum dividend.

As mentioned above, a portion of the consideration will be deemed a dividend in the hands of the foundation shareholders. Accordingly, in our assessment of value of the consideration for the buy-back shares, we have considered the additional value of any franking credits which may attach to the dividend.

We have also considered the impact of increasing the marketability of the remaining shares held by the current founding shareholders after the buy-back.

5. THE GAMING AND WAGERING INDUSTRY IN AUSTRALIA

Background

Within Australia, over 7,000 public and privately owned businesses provide gaming and wagering services employing over 100,000 people. Taxation of the industry represents a significant and rising share of State and Territory governments' tax revenue.

Australian gambling expenditure has grown at rates significantly above inflation over the past 10 years. In 1999/2000 gambling turnover amounted to in excess of $113 billion representing a compound average growth rate of 11.7% between 1989/90 and 1999/00. Gaming machines account for half the total revenue collected from all forms of gaming and wagering.

Significant growth in the industry has been driven by product expansion and governmental liberalisation. New developments in technology have led to the proliferation of gaming and wagering products including gaming machines, scratch tickets, keno, and sports betting.

Within the industry, a number of key trends are emerging, including:

- growth in internet and sports betting and the prospect of pay TV and other similar wagering
- increased competition between suppliers of products to the industry
- the development of safeguards to minimise the perceived social impacts.

The casino industry within Australia is an integral component of the gaming industry contributing 20% of total industry turnover during 1999/00. In 1999/00, turnover from casino operations amounted to in excess of $22.6 billion representing a compound annual growth rate of 22.6% between 1989/90 and 1999/00.

Casino gaming is a highly regulated industry within Australia. Casino games have set rules and fixed odds (approved by the relevant regulatory authority) designed to return a percentage from each wager to the casino operator. The minimum percentage of wagers returned to players as winnings at casinos varies between 85% and 90%.

Casinos in Australia

The first casino was opened in Australia in 1973 at Wrest Point in Hobart, Tasmania. A further 13 casinos have since commenced operations.

The table below provides an overview of Australian casinos in order of opening:

Casino	Location	Opening year	Gaming tables	Gaming machines	Hotel rooms[1]	Other facilities
Wrest Point	Hobart TAS	1973	29	600	278	Bars and restaurants Convention centre Sporting facilities
MGM Grand	DarwinNT	1979	28	400	97	7 bars and restaurants Convention centre Nightclub
Country Club	Launceston TAS	1982	25	450	104	Convention centre Golf course Recreation facilities
Lasseters	Alice Springs NT	1982	21	200	74	3 bars and restaurants Convention centre
Burswood	PerthWA WA	1985	111	1,123	417	11 bars and restaurants Exhibition/sports stadium Ballroom Convention centre
Jupiters	Gold Coast QLD	1985	109	1,327	603	14 bars and restaurants Convention centre Theatre Retail outlets
Adelaide	Adelaide SA	1985	89	678	369	Convention centre Bars and restaurants
Breakwater	Townsville QLD	1986	23	225	192	Bars and restaurants Convention centre Marina Entertainment centre
Canberra	Canberra ACT	1992	49	-	293	Adjacent to separately owned hotel facilities
Treasury	Brisbane QLD	1995	90	1,216	130	13 bars and restaurants Retail outlet Banquet hall
Reef	Cairns QLD	1996	47	540	128	Restaurants and bars Nightclub Retail shops Conference centre
Star City[2]	Sydney NSW	1997	200	1,500	491	11 bars and restaurants Lyric theatre Showroom Retail outlets Night club Conference and meeting rooms Ballroom
Crown[2]	Melbourne VIC	1997	350	2,500	487	Bars and restaurants Showroom Retail outlets 15 cinemas Ballroom Conference and meeting rooms Access to private golf course

Source: Approximate estimates based on IBIS, various broker and other reports, and our discussions with casino operators.

Note: [1]Not all of the related hotel operations are owned by casinos

[2]Crown and Star City commenced operations in temporary casinos prior to moving to their permanent premises in 1997.

Casino business activities

Casinos typically derive their revenue from four main sources, being:

- Gaming
- Accommodation
- Food and beverage, and
- Retail and entertainment.

Gaming

Gaming, defined as all legal forms of gambling other than racing and sports betting, is the core business and the main source of revenue for casinos. The most popular forms of gaming offered in Australian casinos include:

- *Table gaming:* Table games are characterised by players who generally remain seated at gaming tables and play against a dealer or banker provided by the house. These games are based on a combination of skill and chance. However, all rules are struck to ensure that, on average, the house has an advantage over all players. This is referred to as the 'house edge'. Typical table games include blackjack, baccarat, roulette, poker and craps
- *Machine gaming:* Gaming machines are mechanical or video based gaming units played by an individual player. Gaming machines do not require a significant level of skill from the player and are normally set to ensure a return to player in excess of 90% still providing a "house edge"
- *Other gaming/wagering:* Casinos generally offer a variety of additional gaming and wagering opportunities specific to a particular country or region. An example is the game of two-up which is provided in some Australian casinos.

Accommodation

While gaming demand is predominantly derived from local sources, the provision of accommodation within a casino is an important component in servicing the needs of other market segments. As discussed later, a small percentage of the market can contribute in excess of 50% to gaming turnover within a casino. Such market segments are typically from international sources and consequently require accommodation and other services.

Casino accommodation rooms in Australia vary from significant supply of 491 rooms at Star City in Sydney to smaller properties of less than 100 rooms (Lasseters in Alice Springs, MGM Grand, Darwin). Typically, casino accommodation is of a four star or higher rating.

Food and beverage

The provision of food and beverage facilities complements the accommodation offering. The variety and number of food and beverage outlets is typically consistent with the quality of the establishment and the nature of its market segments.

Retail and entertainment

Most Australian casinos have associated retail and entertainment facilities (e.g. showrooms) to attract patrons to the facility.

Market demand and segmentation

Casino operators aim to attract a variety of patrons relative to the range of facilities they offer. Typically sources of demand include:

- Local population
- Domestic tourists
- International tourists
- Domestic premium players
- International VIP players.

The main source of demand for the majority of Australian casinos is domestic and typically sourced from the local population living within close travelling proximity to the casino. While this demand is typically characterised by small stake gambling, the size and income of the population mass is a key factor in casino turnover.

The players attracted to casinos in Australia can be broadly divided into the following groups:

- *Grind players* - Casinos in Australia rely on domestic, (non VIP) table game and gaming machine players for a significant portion of their income. These players are generally drawn from local population catchments. In most states of Australia, casinos compete with club or hotel based gaming machines. To encourage grind players to become regular visitors to the casinos, loyalty and other reward programmes, such as giveaways or linked jackpot systems, are promoted
- *High rollers or VIP players* - High rollers or VIP's are individual gamblers who are prepared to offer a high level of gambling turnover. The majority of international high rollers are Asian based gamblers who travel to Australia and other countries on specific gambling trips. To attract such gamblers, casinos offer commissions or rebates based on turnover, or rebates on losses. In addition, casinos offer entertainment, premium hotel and shopping facilities and other activities to differentiate their facilities from competitors.

Junket gamblers are another class of high rollers. They differ from individual high rollers in that their visit to the casino is organised by a third party. The junket organiser is paid a fee, generally based on turnover, for bringing significant customers to the casino.

Domestic and international high rollers or VIP players are a highly valued source of turnover albeit with a higher risk profile than grind players. While only comprising 5% of patrons, they can account for 17% to 22% of a casino's revenue, and up to 50% of turnover (IBIS research). Accordingly, as competition for these players is often worldwide, casinos targeting this elite segment must maintain superior services and management to achieve market share and profitability in this sector of the business.

Competition

Factors which may affect the competitive position and performance of Australian casinos include the tax regime under which the casino operates, proximity of other gaming facilities and substitute product and service offerings. Depending on location, size, reputation and range of facilities, Australian casinos tend to compete on a local, national and international scale.

International competition

Depending on financial capacity, facilities and international reputation, a number of Australian properties compete on an international scale. In an effort to attract international high rollers and VIP players, particularly from Asian source markets, Australian casinos compete directly with properties abroad seeking the same sources of regular demand.

While recent reports in the financial press indicate signs of a pick-up in the numbers of Asian high-rollers visiting Australia following the terrorist attacks in the United States, Australian casinos have been forced to compete more aggressively for a dwindling resource in the wake of the current global economic climate. The appeal of alternative international destinations, including Las Vegas, will continue to provide vigorous competition for Australian casino operators.

National competition

Each Australian State or Territory has at least one casino, and as a result, the vast majority of Australians have ready access (generally less than two hours travel) to a casino facility. Casinos in Australia enjoy geographic monopolies through legislative control, and generally do not have direct casino competitors located within ready access to their operations. As a consequence, there is limited competition between Australian casinos for the domestic gaming market.

Local competition

Locally, casinos typically compete directly with other venues offering gaming facilities such as hotels and clubs within their vicinity. While gaming is the main source of revenue for a casino, other revenue generating departments compete with facilities and operators within the community such as accommodation providers, restaurants and bars and a variety of alternative entertainment options available to the local community.

Interactive gambling competition

In addition to the above mentioned competitive forces, the industry is facing significant competition from the growth in on-line casinos, which theoretically offer lower costs and higher returns to premium players. Technology and interactive (Internet) gaming is a key growth driver within the gambling industry. We assess that the nature of the competitive forces within the industry are set to change as more interactive forms of gambling are developed off shore and as digital TV broadcasting facilitates the community's access to both Pay TV and free to air broadcasters. Current legislation prohibits Australian Internet casino operators from providing on-line casino entertainment to Australian residents.

Gaming turnover and revenue

Gaming and wagering turnover is the amount wagered excluding any additional charges that may also be paid at the point of purchase.

Casino turnover, as part of total turnover, is a combination of turnover and drop. Drop is the amount of money exchanged for gaming chips at a gaming table. As it is difficult, if not impossible, to record the amount of each wager made on a table game, drop is the only amount that can be reported. Accurate turnover data can be collected for computerised games such as keno and machine gaming.

Gaming revenue is the net amount won by the casino, or, in other words, the amount wagered less the amount won, by people who gamble.

Australian gaming turnover and revenue

According to the Tasmanian Gaming Commission statistics, Australian gaming revenue:

- Recorded compound annual growth of 11.7% between the years 1989/90 and 1999/00
- On a per capita basis was $805.19 in 1999/00
- Represented 3.5% of Household Disposable Income in Australia in 1999/00.

The following table summarises Australian gaming turnover and revenue by major segment between 1989/90 and 1999/00.

	Turnover					Revenue				
	1989/90		1999/2000		CAGR[2]	1989/90		1999/2000		CAGR[2]
	$b	%	$b	%	%	$b	Margin %	$b	Margin %	%
Casino[1]	2.9	12.6%	22.6	20.4%	22.6%	0.5	17.2%	2.4	10.6%	23.2%
Racing	6.9	29.8%	9.7	8.7%	3.4%	1.1	15.9%	1.5	15.5%	3.1%
Gaming machines	10.7	45.9%	74.1	66.7%	21.3%	1.4	13.1%	7.7	10.4%	18.5%
Other[3]	2.7	11.7%	4.7	4.2%	5.5%	1.1	40.7%	1.6	34.0%	3.5%
Total	23.2	100.0%	111.1	100.0%	16.9%	4.1		13.2		14.6%

Source: Tasmanian Gaming Commission - 1999/00

Note: [1] The figures reported under casino gaming include table games, gaming machines and keno systems.

[2] CAGR - Compound Annual Growth Rate

[3] Other = Lotteries, Lotto, Instant Lottery, Pools, Minor Gaming and Keno

The statistics demonstrate the considerable growth the Australian gambling industry has experienced over the past ten years, particularly in the casino and gaming machine areas. The increase in casino turnover and revenue is largely attributable to the additional casinos built during this period and the sizeable growth in gaming machine turnover and revenue is principally due to the relaxation of gaming restrictions by governments. There has also been a trend towards machine gaming from table gaming which reflects reduced average margins in casino businesses.

Queensland gambling turnover and expenditure

The following table summarises gaming and wagering turnover and revenue in Queensland by major segment between 1989/90 and 1999/00.

	Turnover					Revenue				
	1989/90		1999/2000		CAGR[2]	1989/90		1999/2000		CAGR[2]
	$m	%	$m	%	%	$m	Margin %	$m	Margin %	%
Casino[1]	784.1	33.9%	5,834.0	39.5%	22.2%	162.3	20.7%	530.7	9.1%	16.0%
Racing	904.2	39.1%	1,525.7	10.3%	5.4%	156.0	17.3%	240.0	15.7%	4.4%
Gaming machines	193.0	8.3%	6,348.1	43.1%	53.7%	27.9	14.4%	871.3	13.7%	53.7%
Other[3]	431.7	18.7%	1,050.2	7.1%	9.3%	172.6	40.0%	363.8	34.6%	7.7%
Total	2,313.0	100.0%	14,758.0	100.0%	20.4%	518.8		2,005.8		14.5%

Source: Tasmanian Gaming Commission - 1999/00

Note: [1] The figures reported under casino gaming include table games, gaming machines and keno systems.

[2] CAGR - Compound Annual Growth Rate

[3] Other = Lotteries, Lotto, Instant Lottery, Pools, Minor Gaming and Keno

We note the increase in casino turnover and revenue is primarily due to opening of Treasury Casino in Brisbane. Other trends are consistent with national statistics.

Casino regulation and taxation environment

Queensland Office of Gaming Regulation

Casinos in Australia are closely regulated by State or Territory gaming legislation with Federal authorities having limited control over gaming activities. This has been considered necessary on criminal and social policy grounds. In the market in which Jupiters' casino operations are conducted, regulation is prescribed in the Casino Control Act and monitored by the Queensland Government through the Queensland Office of Gaming Regulation and the Gambling Policy Directorate of Treasury Office, which collect gambling taxes and provide policy advice to ensure the Queensland community and the State benefit from gambling.

The Queensland Government's key role is to ensure probity in the gambling industry, protect gambling patrons and balance the social and economic costs and benefits of gambling.

In line with the Government's Policy Direction for Gambling in Queensland, support is provided to address problem gambling issues and promote responsible gambling practices in Queensland. In addition, the Gambling Community Benefit Fund and the Casino Community Benefit Fund provide grants for not-for-profit community groups.

Taxation environment

In general, domestic gambling is subject to higher rates of indirect gaming tax than that imposed on international premium players. As discussed above, in the international market, the casinos compete for significant players through schemes involving rebates on loss or commission on turnover, and accordingly, lower international tax rates allow casinos to be competitive in offering inducements to players.

While taxes are collected and administered at a State or Territory level, there are subtle structural differences that allow specific locations to compete more vigorously for specific market segments, for example, different rates applicable to VIP or high-roller players.

A summary of the taxes paid by Australian casinos is set out below:

Casino	Tax Rates		Community
	Tables[1]	Machines[2]	Levy %
Star City	Domestic 20%, International 10%		2%
Crown	Domestic 21.25%		1%
Burswood	15%		1%
Jupiters	Domestic 20%, International 10%		1%
Treasury	Domestic 20%, International 10%		1%
Reef	Commission 10%		1%
Canberra	Domestic 20%		-
Adelaide	13.75%	30%	-
Wrest Point	15%	30%	-
Country Club	15%	30%	-
MGM Grand	8%	15% (25% by 2003)	
Lasseters	8%	15% (25% by 2003)	
Breakwater	Domestic 10%, International 8.5%		1%

Source: Brokers Reports, Industry Reports

Note: [1] Taxes do not include concessions granted on foreign sourced income

[2] Represent those casinos which are subject to a separare machine gaming tax

Agencies

State Governments in a number of cases appoint agencies on their behalf to perform a range of management and regulatory tasks. Most of these roles are undertaken in non-casino gaming activities, particularly gaming machines and keno.

In Queensland, a key role performed by private organisations on behalf of Government is that of Licenced Monitoring Operators (LMOs). These organisations provide monitoring system activities, with basic and value added monitoring services. LMOs are also able to offer a number of additional services including purchasing and leasing of machines, conversions, disposals, management advice, training, marketing and linked jackpots. Four licenced monitoring operators are operational in Queensland.

Non-casino related gaming in Australia

The gaming and wagering industry is essentially comprised of three components:

- Gaming
- Racing
- Sports betting.

As previously mentioned, casino gambling is categorised under gaming. Other forms of gaming include:

- Gaming machines
- Lotto
- Instant lottery
- Keno
- Lottery
- Pools
- Interactive gaming.

Interactive gaming in Australia

Interactive gaming is defined as wagering on activities conducted via an Internet site. Data collection for interactive gaming is still in its infancy, with activity representing only a small proportion of total. It is therefore difficult to assess the impact of this source of gambling.

Interactive gaming provides opportunity for existing forms of gambling to be expanded in terms of public accessibility.

Internet gaming typically provides an easier method of entering the national and international gambling industry. While many countries, including Australia, seek ways to enforce a degree of control over cyberspace gambling, effective regulation has proven particularly difficult.

In Australia, it is legal to host an interactive gambling site. However, under Federal legislation, providers are prohibited from providing interactive gaming services to Australian residents. Australian legislation has been developed in draft form that controls access to Internet gaming sites by using cryptography and digital signatures.

In an effort to implement a degree of control, the Federal Government imposed a 12 month moratorium to May 2001 on the issuing of new Internet gaming licences in Australia, retrospective to May 2000. In March 2001, however, this ban was extended indefinitely and imposed on anyone providing interactive gaming services to Australian residents. The effectiveness of these regulations is yet to be evidenced. Certain types of wagering sites were subsequently exempted.

The Queensland taxation regime contains the following elements relevant to interactive gaming:

- the rate for existing games, where only the entry is facilitated by the use of interactive technology, is set at a rate no higher than that applicable to the similar terrestrial game, or if no similar game exists, at a rate determined in the game approval process
- if the situation above does not apply, then all games conducted by interactive means are taxed at the same rate. The uniform tax level is set at 50%, equivalent to the highest marginal tax rate in all Australian jurisdictions for gaming machines (as at October 1998), and
- charitable games offered through interactive means are exempt from tax.

Australian tourism trends

General

Following the conclusion of the Sydney Olympic Games in September 2000, strong inbound tourism demand growth continued through to January 2001, after which growth was somewhat erratic. According to the Australian Bureau of Statistics (ABS), there were an additional 283,800 international visitors to Australia between October 2000 to September 2001 - up 6.0% compared with the same period the year before. We note, however, that movement in the major tourism events calendar coupled with other market anomalies have influenced the comparability of month on month statistical comparisons. Notwithstanding this, the underlying statistical trend in 2001 has reflected a slow down in post Olympic inbound arrivals growth, with the weaker than expected result concerning tourism industry stakeholders that the Olympics "afterglow" may be dimmer than first expected.

In addition, the impact of events of September 11, 2001 on the country's tourism industry were compounded by the collapse on September 12, 2001, of Ansett Airlines, a major domestic and regional airline with some 40 to 50 percent market share on most major domestic routes. Since then, the Australian tourism industry has faced a challenging time. Contractions to air lift capacity in several key markets resulted in dramatic short term declines in business to hoteliers, tour operators and tourist attractions. Progressively, the lost capacity to key city routes throughout Australia is being absorbed by Qantas and Virgin Blue who are both expanding their services.

Overview of tourism to Queensland

Tourism in Queensland is responsible for 6.2% of the Gross State Product which is significantly higher than tourism's national contribution to Australia's Gross Domestic Product (4.5%). Takings from accommodation establishments for the year ended September 2001 totalled over $630 million which represents an increase of over 9% compared to the prior year.

International tourism

Queensland receives more than 45% of total international visitors to Australia, of which Japan and New Zealand represent the largest source markets. In 1999, Queensland attracted an increase of 7.4% in international visitors compared to the previous year. In the wake of the events of 11 September 2001, inbound tourism projections to Australia have been revised downwards by the Tourism Forecasting Council. Similarly, inbound arrivals into Queensland and are expected to undergo negative growth in the short to medium term as a result.

Domestic tourism

During 2000 more than 25% of total national domestic visitor nights (74 million) were spent in Queensland.

Tourism to Brisbane and the Gold Coast

Brisbane is ranked as the third most visited tourism region in Australia by domestic visitors. Domestic overnight visitors to Brisbane in 2000 totaled 4.4 million, recording a minimal change from the prior year. The majority of domestic visitors to Brisbane are classified as visiting friends and relatives (VFR).

International visitors to Brisbane totaled 704,400 in 1999, representing the fifth most visited tourism region for international visitors to Australia. International visitors to Brisbane increased by 11.5% for 1999, compared to 1998. Holiday is the dominant reason for travelling to Brisbane for international travelers, followed by VFR.

The Gold Coast represents Queensland's most popular holiday destination with more than 3.5 million domestic visits resulting in an estimated 15.7 million visitor nights in 2000. Takings from tourism accommodation in the region represented more than 25% of the state's takings at $274 million between March 1999 and March 2000.

6. OVERVIEW OF JUPITERS LIMITED

Jupiters Limited is a public company that was incorporated under the laws of Queensland in 1987. In 1988, Jupiters was admitted to the Official List of Australian Stock Exchange Limited and acquired the Conrad Jupiters hotel/casino business of Jupiters Trust during the same year. In 1991, Jupiters acquired the Jupiters Trust which was established in 1983 to develop Conrad Jupiters.

Jupiters is principally governed by the Corporations Act, the listing rules of Australian Stock Exchange Limited, the Constitution of the Company, the Foundation Agreement and the Jupiters Casino Agreement Act and the Brisbane Casino Agreement Act, which give force to the Jupiters Casino Agreement and Brisbane Casino Agreement respectively. Additionally, Jupiters businesses are regulated by specific legislation, licences and contractual arrangements.

Nature of operations and principal activities

Jupiters owns and operates a number of businesses in the gaming and wagering sector. A summary of the operations of Jupiters is as follows:

- owns two premier hotel/casino entertainment facilities in Queensland, being Conrad Jupiters and Conrad Treasury
- holds a 47.5% interest in Breakwater Island Trust, the owner of a Townsville based hotel/casino and marina complex
- operates Jupiters Townsville pursuant to a management contract
- operates a real-time, wide-area keno game throughout the Australian states of Queensland (Jupiters Keno) and New South Wales (Club Keno)
- provides monitoring services and progressive jackpot services for gaming machines in Queensland
- owns Centrebet, a Northern Territory based international on-line fixed odds sports book
- operates a nation-wide information technology service and support business for the Australian gaming and other industries
- develops gaming and wagering technology for use by the Company and/or sale or licence to third parties in Australia and offshore.

Jupiters owns/leases its South East Queensland hotel/casino properties and conducts its other businesses either directly or through its wholly owned and controlled subsidiaries, including:

- Jupiters Gaming Pty Ltd holds the licence to operate keno in Queensland and operates the Jupiters Keno business
- Jupiters Machine Gaming Pty Ltd holds the licence to monitor gaming machines in Queensland
- Centrebet Pty Limited holds a licence issued in the Northern Territory to operate an on-line fixed odds sports book
- AWA Limited (AWA) , through certain of its controlled entities, jointly holds with a third party, the licence to operate keno in clubs in New South Wales and operates the Club Keno business. AWA also owns and operates the business of AWA Technology Services, a nation-wide information technology service and support business
- Jupiters International Pty Ltd, a wholly-owned subsidiary of AWA, owns and operates the business of Jupiters International, a gaming and wagering technology sales and licensing business
- Jupiters Technology, a division of Jupiters, provides technical support for the Company's technology based gaming activities
- Jupiters Gaming Services, a business controlled by AWA, holds a Queensland service contractor licence to service gaming machines.

Casino operations

Conrad Jupiters

In 1985, Jupiters Trust established the Conrad Jupiters hotel/casino which remains the only casino resort destination on the Gold Coast. Conrad Jupiters offers a wide array of amenities catering to local patrons, Australian and international tourists and premium players. The Queensland Government awarded Jupiters Trust the casino licence in perpetuity. Conrad Jupiters currently has 109 tables and 1,327 machines installed, with legislative limits of 117 tables and 1,404 machines, leaving some room for expansion of the gaming facility.

The operations of Conrad Jupiters are summarised in the following paragraphs.

Regular or grind gaming

Grind gaming comprises the high volume of patrons who partake in regular table games of low denomination limits (mini-baccarat, blackjack, roulette, poker, craps etc) and play gaming machines. The regular local market gaming operation is conducted on the main gaming floors of Jupiters, and provides approximately 45% of the budgeted total net contribution of the business. As the local market operations are characterised by high volume and low denomination patrons, the trading results of the regular gaming operations are more stable than those of the high roller or VIP gaming operations.

High roller or premium junket gaming

Premium gaming comprises a lower volume of patrons who partake in regular table games of high denomination limits, typically baccarat, although blackjack, roulette and other table games may also be played. Baccarat tends to be the game of choice for the majority of premium players as it has the lowest theoretical win rate (the long term average statistical odds in the casino's favour) of all the regular table games.

The gaming associated with player programs is usually conducted in a venue called Club Conrad, a gaming area with restricted public access located away from the main gaming floor.

Food and beverage

The following table summarises the restaurants featured at Conrad Jupiters:

Dining venue	Description
Andiamo	Italian cuisine and a comprehensive wine list
Charters Towers	Steak and seafood and a comprehensive wine list
Food Fantasy Buffet	Buffet
Spinners	Light meals and snacks
The Prince Albert	English pub atmosphere with a selection of over 50 beers
Zen	Chinese cuisine

Hotel

Conrad Jupiters operates a five star hotel with 603 rooms, including 29 suites.

Show room

Jupiters Theatre has a seating capacity of approximately 1,125. The theatre primarily features live entertainment productions that have an average season of 12 months.

Other facilities

Conrad Jupiters offers health facilities including a pool, gymnasium and an outdoor jogging track. It also has seven on-site speciality guest shops, including a beauty salon and a clothing store. The property's covered parking facility can accommodate approximately 2,400 vehicles.

Casino upgrade

Jupiters commenced an $84 million remodelling project of Conrad Jupiters in 1999. The remodelling comprises a series of projects aimed at improving the efficiency, operation and appeal of the Gold Coast property.

Works undertaken to date include the reconfiguration and relocation of the Keno area of the main gaming floor, conversion of Fortunes Nightclub to a new Club Conrad premium player facility, the development of the Gold Suite, a premium gaming machine area and a new 517 space carpark. Other projects will be undertaken after a further cost-benefit analysis is completed.

Gold Coast Convention and Exhibition Centre (GCCEC)

In December 2000, Jupiters entered into agreements with the Queensland Government to develop and manage the GCCEC which is due to open in 2004. This Queensland Government funded project is to be located adjacent to Conrad Jupiters. The Government-owned $118 million GCCEC has been designed to cater for up to 2,000 convention delegates or up to 6,000 concert or sporting event attendees. Jupiters' role will be to facilitate the development of the GCCEC and operate it under a long-term management agreement. The strategy for the GCCEC is to attract more convention business to the Gold Coast, particularly larger scale international and national conventions and exhibitions.

The operations of Conrad Treasury are summarised in the following paragraphs.

Gaming

As for Conrad Jupiters, Conrad Treasury caters to both grind gaming patrons and high rollers. The casino features 1,216 gaming machines and 90 table games. The table games include blackjack, roulette, baccarat, craps, mini dice, wheel of fortune, pai gow, Caribbean stud poker and sic-bo. Conrad Treasury currently receives an average of approximately 9,300 visitors per day. Historically, there has been increased patronage during December, as well as increased activity levels in international commission premium play during the Chinese New Year season.

Food and beverage

The following table summarises the restaurants featured at Conrad Treasury.

Dining venue	Description
Blackjacks Casino Buffet	Buffet
Café 21	24-hour popular and café-style meals
Marco Polo	Asian cuisine combined with western specialities
Pastano	Pasta and noodle dishes
The Lab	New modern Australian cuisine

Hotel

Conrad Treasury operates a five star hotel with 130 guest rooms. The property's underground parking facility can accommodate approximately 750 vehicles.

Jupiters Townsville

n 1994, Jupiters acquired a 32.2% interest in Breakwater Island Trust, the owner of Sheraton Townsville Hotel & Casino (renamed Jupiters Townsville in 1999). Concurrently, Jupiters acquired an 83.3% interest in Breakwater Island Limited, the Responsible Entity of Breakwater Island Trust (BIT). In December 1999, Jupiters acquired various interests held by Starwood Pacific Hotels Pty Ltd in Breakwater Island Limited and Breakwater Island Trust, resulting in Jupiters becoming the operator of the Trust's hotel/casino complex as well as holding 47.5% of the units in BIT and 100% of the Responsible Entity.

BIT received north Queensland's first casino licence in 1986. Jupiters Townsville is an integrated tourism and leisure facility that caters primarily to local patrons and Australian tourists. The facility includes a 192 room hotel, a casino with 23 table games and 255 gaming machines and 6 restaurants and bars.

BIT also owns the Breakwater Marina, a 241 berth marina in Townsville with an additional 6.4 hectares of undeveloped land and holds a 20% interest in, and operates, the Townsville Entertainment Centre.

Casino management agreements

In 1983, Conrad International Hotels Corporation (CIHC), a wholly owned subsidiary of Hilton Hotels Corporation, became a founder shareholder of Jupiters Trust and commenced managing Conrad Jupiters. Jupiters also engaged CIHC to manage Conrad Treasury when operations commenced in 1995. On 31 December 1998, CIHC transferred its rights to manage Conrad Jupiters and Conrad Treasury and its shares in Jupiters, to BI Gaming, a wholly owned subsidiary of Park Place Entertainment Corporation(Park Place). Park Place was formed as a result of the separation of Hilton's hotel and gaming businesses.

The right to use the Conrad brand name arises for Conrad Jupiters under the management agreement with BI Gaming and for Conrad Treasury under a licence from Hilton Hospitality, Inc.

The terms of the management contracts are as follows:

Property	Manager	Expiry	Terms[3]
Conrad Jupiters	BI Gaming	2010	2% revenue, 5% profit[1]
Conrad Treasury	BI Gaming	2010	2% revenue, 5% profit[1]
Jupiters Townsville	Jupiters	2011[2]	1% Casino revenue, 5% Casino profit 3% Hotel revenue, 9% Hotel profit

Notes: [1] Profit is defined as total income before fixed charges
[2] Plus two renewal option periods of five years subsequent
[3] Exclusive of goods and services tax (GST)

Norfolk Island

In late 2000, Jupiters was awarded an on-line casino licence for Norfolk Island. Plans are yet to be determined for the use of this licence, if any.

Keno operations

Jupiters Keno

In 1997 Jupiters obtained a 25-year licence to operate real-time, wide-area keno game in Queensland casinos, clubs, bars/pubs and TABs. The licence is exclusive for a minimum of ten years in public places in Queensland, although the Queensland Government has various rights to terminate the licence.

Jupiters began operating Jupiters Keno outside its casinos on July 1, 1997 and now serves 581 clubs and bars/pubs, 302 TABs, Conrad Jupiters, Conrad Treasury, Jupiters Townsville and Reef Casino Cairns.

The business is operated by Jupiters-appointed keno agents, who collect turnover and pay out winnings and, in return for a daily connection fee, Jupiters provides the agents with hardware, equipment installation, maintenance, insurance and promotional material.

Jupiters Keno relies upon the Jupiters Technology division to support and enhance its proprietary Jupiters Keno computer systems and is in the process of enhancing Jupiters Keno through:

- introducing new product extensions to the game
- developing a new Keno terminal and graphics display system, and
- increasing on-site staff training, marketing and promotional activities.

Club Keno

The acquisition of AWA in January 2000 resulted in Jupiters acquiring the business of a New South Wales keno operator, Club Keno. The licence to operate keno in clubs in New South Wales is jointly held by Club Gaming Systems Pty Ltd (Club Gaming), a controlled entity of AWA and a third party, Clubkeno Holdings Pty Ltd. Clubkeno Holdings Pty Ltd is controlled by Clubs NSW, a body associated with the registered clubs in that state.

Club Gaming operates real-time, wide-area keno games in New South Wales in over 1,000 clubs and Star City Casino on behalf of the licencees for a fee. The licence expires in July 2007 and Jupiters intends to apply for renewal of that licence in accordance with normal regulatory processes.

Jupiters is currently trialling keno with Stanley Leisure in the United Kingdom, with a view to expanding the game internationally, if successful.

Centrebet

In November 1998, Jupiters purchased substantially all of the assets of Centrebet, an on-line fixed odds racing and sports book operator. Centrebet, located in the Northern Territory, accepts wagers by telephone and through its website on the Internet from both Australian and international customers. In April 2000, Centrebet sold its racing wagering segment and currently focuses on fixed odds sports betting activities. Centrebet uses a sports betting system called Centaur which was developed, and continues to be enhanced, by Jupiters Technology.

The Centrebet operation has experienced significant growth in both revenue and profit since acquisition. Management expects that Centrebet will continue to grow through the addition of both local and overseas customers and new sports betting options.

A Jupiters subsidiary was recently awarded a United Kingdom (UK) Bookmaker's Permit and is currently installing a new server in the UK to provide faster access for patrons from the European betting market.

Jupiters Machine Gaming

Jupiters Machine Gaming was one of eight entities to acquire a ten-year licence to provide monitoring and other services in respect of Queensland's gaming machines in clubs and bars/pubs. The licenced monitoring operators (LMO's) commenced gaming machine monitoring services in 1998. Rationalisation in the industry has resulted in only four licenced operators remaining in the market.

Jupiters currently monitors close to 40% of the gaming machines in Queensland clubs and hotels. The Queensland regulatory authority has set the maximum market penetration at 40% per licencee.

Jupiters' machine gaming monitoring and information system was developed by Jupiters Technology and is comprised of software and hardware that allow gaming machine operators to monitor machine activity, including total amount wagered, number of wagers, denomination and total payout. The system also enables linked jackpots, player tracking and other value-added services to be provided.

Other operations

Jupiters Technology - Jupiters Technology provides technical support for the Company's technology based gaming activities including products and services sold by Jupiters International. Additionally, Jupiters Technology developed the proprietary technology that enables Jupiters to operate Jupiters Keno, gaming machine monitoring services and progressive jackpots across a real-time, wide-area network together with the sports betting operating system currently used by Centrebet.

Jupiters International - Jupiters International is responsible for marketing Jupiters' various internally developed technologies in offshore economies. Jupiters International has supplied gaming and wagering solutions to more than 30 customers in 14 countries. Among the wagering products supported are horse racing, greyhound racing, pacing, Jai Alai and Pari-mutuel sports betting. Gaming products include fixed odds sports betting, single and multi-digit numbers games and keno.

AWA Technology - The acquisition of AWA in January 2000 resulted in Jupiters acquiring the business of AWA Technology Services. AWA Technology Services is the largest independent third party maintenance service provider to the information technology and gaming industries in Australia. The services includes repairs and support of desktop computing and network equipment and installation and maintenance of gaming machines and wagering terminals. AWA Technology Services operates through depots in all Australian capital cities, excluding Darwin in the Northern Territory.

Regulation

As mentioned above, the operation of casinos and other gaming and wagering in Queensland is regulated pursuant to a number of Acts and other legislation. A number of recent regulatory changes have been relevant to the operations of Jupiters, as follows:

- *Note Acceptors* - The Gambling Legislation Amendment Act 2000 was passed by the Queensland Parliament in November 2000 and took effect from 1 December 2000. As a result of this legislation, all bank note acceptors on gaming machines in clubs, hotels and casinos have been limited to accepting $20 notes only from 1 December 2001. Prior to the legislation, approximately 94% of Jupiters' machines accepted $50 and $100 notes. Jupiters has experienced some immediate adverse effects from this change, but is unable to ascertain the long term impact, if any.

- *Non-smoking* - The Queensland Government recently introduced legislation to ban smoking in all gaming areas. The regulations are to take effect from May 2002. Jupiters have been active in implementing non-smoking policies in many of its gaming areas prior to the mandatory date and was granted an exemption for its Club Conrad premium gaming venues. Jupiters believes the approach taken will minimise any long term impact on revenue.

From our discussions with management and industry analysis, we are not aware of any further impending legislative amendments which will impact Jupiters' various business units.

Capital structure

As discussed previously, Jupiters was incorporated in 1987 and its ordinary shares were subsequently listed on the ASX. As at the date of this report there were approximately 241.4 million shares on issue, of which 80 million are founder shares and are held by the foundation shareholders.

The following table sets out the top 20 shareholders in Jupiters as at 31 December 2001.

Name	Shares	%
BI Gaming Corporation	48,023,400	19.90
CSS/PSS Pty Ltd	33,787,284	14.00
Chase Manhattan Nominees	23,503,551	9.74
National Nominees Ltd	12,594,196	5.22
RBC Global Services Australia	10,602,207	4.39
Westpac Custodian Nominees	6,013,635	2.49
NRMA Nominees Pty Ltd	5,434,343	2.25
AMP Life Ltd	5,380,286	2.23
AMP Nominees Pty Ltd	3,326,505	1.38
Queensland Investment Corporation	3,253,663	1.35
MLC Ltd	2,726,200	1.13
Commonwealth Custodial Services Ltd	2,336,012	0.97
Citicorp Nominees Pty Ltd	2,085,650	0.86
HSBC Custody Nominees	1,960,100	0.81
Suncorp General Insurance Ltd	1,761,214	0.73
RBC Global Services Australia Nominees Pty Ltd	1,714,640	0.71
Citicorp Nominees Pty Ltd	1,389,545	0.58
ANZ Nominees Ltd	1,157,978	0.48
Citicorp Nominees Pty Ltd	1,109,713	0.46
Suncorp Life & Superannuation Ltd	1,085,625	0.45
Top 20 shareholders	169,245,747	70.13%
Remaining shareholders	72,111,682	29.87%
	241,357,429	100.00%

Share price history

The company's shares were first quoted on the ASX on 28 July 1988 as a result of an initial public offering. The graph and related notes of Jupiters' share price history shown below provide a useful summary of key events in the company's history.


Jupiters Volume
All Ordinaries
Tourism & Leisure Index
Jupiters Limited
Share Price ($)
Volume (shares)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
18-Feb-00
18-Mar-00
18-Apr-00
18-May-00
18-Jun-00
18-Jul-00
18-Aug-00
18-Sep-00
18-Oct-00
18-Nov-00
18-Dec-00
18-Jan-01
18-Feb-01
18-Mar-01
18-Apr-01
18-May-01
18-Jun-01
18-Jul-01
18-Aug-01
18-Sep-01
18-Oct-01
18-Nov-01
18-Dec-01
18-Jan-02
18-Feb-02

Source: Bloomberg

The share price history of Jupiters has been steadily increasing over the past 2 years. We have noted a number of public events which provide some insight into the historical pattern of the share price in the following points.

- June 2000 - The market reacted positively to an announcement from the group that full-year earnings would surpass analysts' expectations. There was also speculation over a possible takeover by Tab Ltd
- November 2000 - The annual general meeting was held in October 2000 where 30 June 2000 record profits were discussed. Comments were made that dampened concerns about its financial commitments to a convention centre on the Gold Coast, and details were given about the remodelling of Conrad Jupiters
- September 2001 - The share price of Jupiters decreased 13% in a 10 day period, from 10 September 2001 to 20 September 2001. The contributing factor for this was the terrorist attacks on the World Trade Centre and the Pentagon in the United States of America. These attacks had a material adverse impact on general economic conditions, and the Australian share market suffered as a result. The collapse of Ansett Airlines, a major domestic and regional airline also had an unfavourable effect on Australia's economy.
- February 2002 - Jupiters announced positive half yearly results.

Weighted average share price

Jupiters ordinary shares have traded within a range of $3.13 to $5.14 (daily close) over the eighteen months prior to the date of this report. The weighted average share prices, based on weighted daily close prices and daily volumes, are within a range of $4.00 to $4.83 over the eighteen months to 31 January, 2002 as set out in the following table.

Period prior to 31/01/02$	Price(Low) $	Price(High) (million)	Volume of shares traded ($million)	Value of shares traded ($million)	Weighted average (based on daily close)
1 week	4.67	4.80	1,816	8,607	4.74
4 weeks	4.67	5.03	5,081	24,557	4.83
13 weeks	4.31	5.05	17,125	79,817	4.66
26 weeks	3.90	5.05	37,043	164,243	4.43
52 weeks	3.63	5.05	69,908	295,052	4.22
78 weeks	3.13	5.05	113,277	452,929	4.00

Volumes of shares traded have been relatively consistent over the past eighteen months, with an average of approximately 0.56% of total issued shares traded each week.

Liquidity of Jupiters shares

Due to the restrictions on trading founder shares, we note that the Jupiters free float is somewhat lower than the market average. Not withstanding this, the balance of Jupiters shares appear to be well traded when compared to other ASX 200 stocks as demonstrated in the table below.

	Free float	Top 20 shareholders	LTM Turnover
Jupiters (overall)	66.10%	70.40%	32.61%
Jupiters (free float)		-	49.10%
ASX 200 (Simple Average)	84.18%	61.25%	52.40%
ASX 200 (Weighted Average)	91.35%	58.77%	59.14%

Financial position

We have set out below audited summarised balance sheets for Jupiters as at 30 June 2000, and 30 June 2001 and as at 31 December 2001 as prepared by Jupiters management.

Current assets	**30 June 2000 $ million**	**30 June 2001 $ million**	**31 Dec 2001 $ million**
Cash	123	117	91
Receivables	19	31	44
Inventories	14	13	16
Other	8	11	11
Total current assets	164	172	162
Non current assets			
Property, plant and equipment	795	790	786
Intangibles	139	128	123
Total non current assets	934	918	909
Total assets	**1,098**	**1,090**	**1,071**
Current liabilities			
Payables	92	80	106
Borrowings	2	2	2
Provisions	62	71	66
Total current liabilities	156	153	174
Non current liabilities			
Borrowings	321	289	237
Provisions	32	27	26
Total non current liabilities	353	316	263
Total liabilities	**509**	**469**	**437**
Net assets	**589**	**621**	**634**
Key ratios			
Net tangible assets ($million)	450	493	511
Net tangible assets per share	$1.86	$2.04	$2.12
Total liabilities/total assets	46.4%	43.0%	40.8%

The Jupiters balance sheet reflects the mature nature of the business. The net asset position of Jupiters has remained stable over the past eighteen months, and other than the proposed selective buy-back, management do not foresee any major balance sheet restructure in the near future. Pertinent comments on the financial position of Jupiters as at 31 December 2001 are set out below.

Assets

Cash - Jupiters held cash or cash equivalents of around $91 million as at 31 December 2001. Our discussions with management have confirmed that approximately $26 million of cash held is required to fund the operation of the casino, including the cage requirements, ongoing capital expenditure and general working capital. Accordingly, we have treated the balance as a surplus asset.

Receivables - Receivables consist of predominantly debtors in relation to hotel sales and the AWA Technology division. There was a substantial (42%) increase in receivables from 30 June 2001 to 31 December 2001, which was mainly attributable to a large number of undeposited patron cheques being outstanding at 31 December 2001.

Property, plant and equipment - Jupiters property plant and equipment balance as at 31 December 2001 primarily comprised:

- $379.3 million of land and buildings on freehold land (Gold Coast)
- $237.8 million of land, buildings casino licence on leasehold land (Brisbane)
- $173.9 million of plant and equipment.

Intangibles - Jupiters intangibles comprises mainly of acquired goodwill, arising from the purchase of AWA Technology and Centrebet. The goodwill is being amortised in accordance with relevant accounting standards. Casino and other gaming and wagering licences are not carried on the balance sheet. A premium paid to secure the Brisbane Casino licence of $45.1 million is included in property, plant and equipment (written down value at 31 December 2001 of $41.2 million).

Liabilities

Payables - Payables consist primarily of trade creditors in relation to the casino/hotel. Jupiters Casino experienced a substantial increase in creditors from 30 June 2001 to 31 December 2001, with a 31% increase in total payables in this period.

Borrowings - Long term borrowings consist predominantly of unsecured notes and an unsecured commercial bill facility.

The unsecured Senior Redeemable Notes (SRN) were issued to institutional investors in the United States of America in March 1999 at a face value of US$135 million, and will mature in March 2006. The SRN were registered for trading with the U.S. Securities and Exchange Commission in September 1999. In March 1999 Jupiters also entered into a swap contract to protect against currency movements. The swap expires in March 2004 at which time Jupiters will be exposed to the movements in $US exchange rate unless another contract is entered into.

The unsecured commercial bill facility is for $150 million and provided by a syndicate of domestic banks. It was established in April 2001 to refinance a former bi-lateral unsecured commercial bill facility. $20 million of this facility was drawn at 31 December 2001.

Operating performance

The reported operating performance of Jupiters for the two years ended 30 June 2001, and the six months ended 31 December 2001 is summarised in the following table:

	12 months ended 30 June 2000 $ million	12 months ended 30 June 2001 $ million	12 months ended 31 Dec 2001 $ million
Revenue			
Casino	448	482	246
Hotel	117	125	64
Other	113	170	97
Total revenue	678	777	407
EBITDA	169	198	106
Depreciation and amortisation	(45)	(52)	(27)
EBIT	124	146	79
Interest expense	(19)	(20)	(10)
Profit/(loss) before tax	105	126	69
Tax (expense)/benefit	(38)	(47)	(32)
Outside equity interest	-	(2)	(1)
Net profit(loss) after tax	67	77	36
EBITDA/revenue	24.9%	25.5%	26.0%
EBIT/revenue	18.3%	18.8%	19.4%
NPAT/revenue	9.9%	9.9%	8.8%

Commentary on operating performance

Jupiters operating performance is heavily influenced by the Conrad Jupiters and Conrad Treasury hotel and casino operations. Historically, these two properties have accounted for 70% - 80% of the revenues and profits of the business, of which, approximately 80% of the revenues and contributions are from the casino operations.

During the 2001 financial year, Jupiters revenue grew approximately 14%. This growth was driven largely by the Centrebet business, with Jupiters Keno and Conrad Treasury showing slightly positive revenue growth for the year. 2001 was the first year a profit contribution has been received from the Breakwater Island Trust, as well the first full year of operations since the acquisition of the AWA Group.

The six months to 31 December 2001 continued the trend for the previous year, with Centrebet showing strong growth, in contrast to the flat revenues of the hotel and casino operations. Jupiters Keno and AWA Technology services also had growth during the last six months. Preliminary results to 31 January 2002 indicate that performance has exceeded plan for the month.

Strong EBITDA margins have been maintained across most of the business units, with Centrebet achieving a significantly increased margin over that for 2002.

We note that the 2001 financial year operating performance was positively influenced by an above theoretical win rate in the premium play business of approximately $10 million after tax. Jupiters also earned an above theoretical win rate for the 2000 financial year but expects to achieve a theoretical win rate in the long term.

Since 1996, there has been a significant shift in gambling trends away from table games and towards gaming machines. In 1996 and 1997, revenue earned from table games was very similar to that earned from gaming machines. For the 2001 financial year, table games earned less than 40% of the revenue earned from gaming machines. Despite this trend, there has been little change in the number of machine games or the number of tables over this time, as indicated below.

	1997	1998	1999	2000	2001
Gaming machines					
Conrad Jupiters	1,083	1,176	1,163	1,157	1,197
Conrad Treasury	1,101	1,169	1,178	1,186	1,214
Table games					
Conrad Jupiters	105	87	88	90	87
Conrad Treasury	107	94	95	95	99
Average daily patronage					
Conrad Jupiters	N/a	10,037	9,934	9,608	9,828
Conrad Treasury	N/a	13,100	12,501	12,371	11,912

The trend towards gaming machines appears to be stabilising in recent years, however gaming machines continue to be a significant revenue driver for Jupiters. In contrast, average daily patronage has been declining for both Conrad Jupiters and Conrad Treasury.

7. VALUATION OF JUPITERS LIMITED

Valuation methodology

In assessing the market value of the buy-back shares, we have considered the following generally accepted valuation approaches:

- *Capitalisation of future maintainable earnings.* The capitalisation of future maintainable earnings methodology is commonly utilised in the valuation of casinos and primarily requires the identification and assessment of two components:
- a measure of the future maintainable earnings of the business
- an appropriate multiple by which to capitalise those earnings.

Future maintainable earnings are usually derived by reference to readily available proxies such as earnings before interest, tax, depreciation and amortisation (EBITDA), earnings before interest, tax and amortisation of goodwill (EBITA) or net profit after tax (NPAT).

In conducting casino valuations, EBITDA (and to a lesser extent, EBITA) is commonly used as it is not distorted by factors such as differential accounting policies relating to depreciation and amortisation, differing asset ownership and financing arrangements, and related taxation impacts. Amortisation and depreciation are non cash items and do not impact the cash flows of the business under consideration. For this reason, amortisation of goodwill and depreciation are added back to earnings before interest and tax to provide a more realistic reflection of the cash flows of the business and, consequently, a more accurate valuation. The use of EBITDA or EBITA therefore provides a more relevant comparison across different companies and transactions.

The selection of an appropriate multiple at which to capitalise future maintainable earnings requires consideration of a number of factors, including:

- the prospects and risks confronting the business' maintainable earnings
- the multiples at which comparable companies trade on the stock exchange
- the multiples implied by recent transactions involving similar companies.

The estimate of future maintainable earnings should not include any earnings from surplus or non operating assets, the value of which must be separately determined and added to the value of the principal operating businesses. The capitalisation of earnings methodology is most appropriate for valuing companies with a stable operating and profit history and a reasonable prospect of continuing positive earnings performance.

- Discounted cash flow (DCF). This method involves the valuation principle that the value of an asset is the present value of the future cash flows which arise from the utilisation of that asset. The future cash flows from the asset must be estimated and then discounted at a risk adjusted discount rate to convert the future cash flows to their present value. For the same reasons mentioned above the cash flows are usually estimated before debt service costs (interest and principal), and discounted at a weighted average cost of capital (WACC).

  Both the earnings and DCF techniques produce enterprise values. From the enterprise value, the market value of the interest bearing debt of the company is deducted and estimated net realisable value of any surplus assets are added to arrive at the value of the equity for shareholders.

We also considered whether an orderly realisation approach would produce a higher value for Jupiters. In our opinion, the orderly realisation of assets is not an appropriate basis on which to value the shares of Jupiters, its underlying net assets or its cash flows because:

- Jupiters is currently a viable going concern. In our opinion, it is highly unlikely that Jupiters will realise any significant part of its operation in the near future in order to distribute the proceeds to its shareholders
- this method is unlikely to yield a value in excess of the value derived using the other methods, due to the costs and taxes included in a realisation of assets valuation
- Jupiters has valuable intangible assets in the form of various gambling licences and other agreements, the value of which may not be fully recognised in an orderly realisation approach.

Selection of valuation methodology

As the value of Jupiters is driven largely by the substantial earnings and cash flow stream which is generated by the casino, gaming and wagering businesses, supplemented by additional earnings and cash flow from the hotel, restaurants, bars and other associated facilities, we have adopted the capitalisation of earnings as our primary approach. This earnings stream is provided by the casino and other gambling assets, including all the real property, working capital, information technology, human and intellectual capital, the various gambling licences and other legal rights.

It is conventional valuation practice to estimate the market value of casino and other gambling businesses in this way by capitalising future EBITDA at a multiple which allows for risk and growth potential. As noted, EBITDA removes distortions to value caused by capital structures, asset financing strategies and tax outcomes. This allows much more reliable benchmarking of value to other listed casinos and comparable businesses.

As our primary valuation approach, we therefore:

- derived estimates of 2002 EBITDA for Jupiters as a basis for estimated future maintainable EBITDA on a normalised basis
- examined comparable companies and transactions to arrive at a range of industry EBITDA multiples
- adjusted the range of EBITDA multiples for specific factors relating to the risks and growth potential for Jupiters
- capitalised the estimated future EBITDA by applying the range of multiples reflecting a minority value for Jupiters shares
- adjusted our valuation of Jupiters equity to reflect the premium for influence of the founding shareholders and a discount for the trading restrictions implicit in the founder shares.

DCF cross-check

As further support to this approach, we cross-checked the valuation utilising a DCF methodology. The DCF approach derives a present value (market value) of the cash flows of the casino and other gambling businesses by discounting these at an appropriate WACC.

The DCF approach is more rigorous than the EBITDA capitalisation described above as it requires long-run forecasts, enabling growth assumptions to be explicitly modelled. Risk is also explicitly allowed for in the discount rate, by building this from economic principles.

By definition, the DCF approach assumes control over 100% of the cash flow stream and therefore arrives at a full control value. This provides a sound cross-check to EBITDA capitalisation. In particular, the DCF approach allows for explicit modelling of factors such as:

- the discrete business units at Jupiters which are experiencing differing growth scenarios
- the volatility of the international commission business
- the infinite period of two of the casino licences
- the finite period of the Keno and other licences
- the limited time for which Jupiters has a legislated monopoly over table games in areas of Queensland.

The DCF analysis also allows sensitivity analysis for each of these factors.

Enterprise value of equity

The above capitalisation of maintainable earnings and DCF approaches derive a value for the casino and other gambling businesses of Jupiters (enterprise value). To arrive at the value of Jupiters' equity, we then *deducted the market value of debt and adjusted the value to reflect the market value of any identified* surplus assets and liabilities.

Valuation assumptions

Maintainable EBITDA

In performing our valuation, we have made the following operational assumptions in relation to the projected performance of Jupiters in addition to those outlined in Section 6 of this report:

- no material change to the legislative requirements for the casinos Keno, Centrebet and other gaming and wagering operations
- gaming facility limits on tables and machines will remain in place
- the gaming tax regime under which Jupiters operates will not be changed
- market value of interest-bearing debt as at 31 January 2002 was approximately $304 million
- surplus liabilities with a value of approximately $15 million existed as at valuation date
- surplus assets with realisable value of approximately $135 million existed as at valuation date
- all licences for existing gaming and wagering operation will remain in force in perpetuity, or be renegotiated on essentially the same terms at renewal periods.

In addition, we have had regard to the normalised actual EBITDA for the three years and six months ended 31 December 2002, together with the forecast EBITDA for the year ended 30 June 2002. We have also reviewed and considered estimates, prepared by various industry analysts for the year ending 30 June 2002 and found that management's estimates are consistent with the ranges suggested by the analysts.

In light of the above, we have estimated maintainable EBITDA for Jupiters in the range $190 million to $195 million.

Issues considered in selecting an EBITDA multiple

In selecting an appropriate multiple to apply to our assessment of future maintainable EBITDA, we have considered, among other things, the following:

- historical EBITDA and price earnings multiples of comparable listed companies
- prospective EBITDA for comparable companies as forecast by market commentators
- multiples implied by significant transactions in the industry, both domestic and overseas
- the relative size of Jupiters
- Jupiters' competitive position and market strength
- the potential for growth in Jupiters EBITDA arising from expansion of the Centrebet and international businesses
- the location of Jupiters' land based casinos
- other relevant factors influencing multiples such as interest rates and general economic conditions, company specific and general economic growth forecasts.

Set out below is a table of pricing multiples for other casinos and comparable companies, based upon historical EBITDA and forecasts by various market commentators. We note the Australasian multiples are for traded portfolio interests in the respective stocks and are based on forecasts for years ending 30 June 2002. A more detailed analysis of comparable companies can be found in Appendix C.

	Mcap	EBITDA Multiple	
	A$m	2001A	2002F
Australasian casinos			
Burswood Limited	330	7.6	7.4
Sky City Limited	1,028	6.6	6.9
Jupiters Limited	1,151	7.1	6.5
Australasian casinos (weighted average)		**7.1**	**7.0**
Australian Leisure/Gaming			
TAB Qld Limited	418	6.6	8.3
TABCORP Holdings Limited	3,713	9.1	9.0
TAB Limited	1,440	10.8	6.0
Australian Casinos/Leisure/Gaming (weighted average)		**9.2**	**8.0**

	Mcap US$m		
US casinos			
Argosy Gaming Company	1,065	6.6	6.6
Mandalay Resort Group	1,915	6.9	7.1
Harrah's Entertainment Inc	4,283	8.3	7.4
MGM Mirage Inc	5,125	8.9	9.0
Park Place Entertainment	2,937	6.9	6.9
US Casinos (weighted average)		**7.6**	**7.5**

Transaction based evidence

There have also been a number of relatively recent transactions in Australia which are relevant to our analysis. We note that the EBITDA multiples implied in the transactions reflect takeover multiples which generally include some premium for control.

- In February 2000, Sky City Entertainment Group announced their intention to purchase the Adelaide Casino, and subsequently assumed ownership on 30 June 2000. The property was re-launched in April 2001 following a $12 million refurbishment.

  Accordingly to publicly available information, the casino was sold for $183.5 million which on an estimated 1999 EBITDA of $20.7 million indicates an historic takeover multiple of around 9 times.

- In July 1999, TABCORP Limited announced a takeover offer for all the issued shares in Star City Holdings Limited, the owner and operator of the Star City Casino in Sydney.

  The offer to Star City shareholders was a combination of cash and TABCORP Limited shares. The value of equity implied by the offer was approximately $1.1 to $1.2 billion which implied a prospective takeover EBITDA multiple of 10.5 to 11.5 times.

- In January 1999, Publishing and Broadcasting Limited (PBL) announced its intention to merge with Crown Limited through a scheme of arrangement. The scheme involved Crown shareholders accepting one share in PBL for each eleven shares held in Crown.

  The merger was seen as a positive for Crown shareholders as the company had high debt levels was at that time unable to pay dividends. The value which was placed upon Crown for the merger was $1.7 billion to $1.9 billion which implied a prospective EBITDA multiple of between 8.5 to 9.5 times 1999 earnings.

- In October 1997, Crown Casino Limited reached an agreement to acquire Crown Management Pty Limited, the operations manager of the Crown Entertainment Complex. The transaction was to be effected through the issue of converting preference shares with a face value of $290 million. Forecast management fees for the 1998 financial year were estimated to be $35.6 million (before tax and financing). This proposal was subsequently withdrawn.

  A revised agreement was reached between the parties in April 1998. Under the subsequent proposal, the consideration was converting preference shares with a face value of $200 million and a second tranche of converting preference shares with a face value between $10 million and $90 million to be issued based on the performance of Crown in the year ending 30 June 1999. Forecast management fees before tax for the 1999 financial year were estimated to be $29.7 million.

- In April 1997, Burswood Resort (Management) Ltd (BRML) announced that it had entered into an agreement with Victoria Co. Ltd to purchase the Operation Management Agreement (OMA) in respect of the Burswood casino. BRML is the manager of the Burswood Trust, which owns the Burswood casino. The gross consideration for the cancellation of the OMA was $89.5 million.

- A subsidiary of MGM Grand Inc, a listed United States casino/hotel operator, purchased the Diamond Beach Casino Resort, Darwin, Northern Territory for approximately US$76 million (including debt of approximately US$14 million) on 7 September 1995. It was reported at the time that the Diamond Beach Casino Resort produced an annual cash flow of about A$8 million, which implies an enterprise value to cash flow multiple (which could be similar to that of an EBITDA multiple, although from the information available it is unclear what "annual cash flow" represented) of 12.7 times, applying the exchange rate on 7 September 1995 of US$0.75: A$1.00.

Transactions in the United States

International multiples are not directly comparable, given differences between Australian and the international growth and inflationary expectations, industry and market conditions and differing tax regimes, which all impact transaction prices and the related implied multiples. However, for completeness we have identified a number of recent transactions from the US market as set out below:

Date	Target	Transaction	Enterprise value US$m	EBITDA multiple
2 Mar 00	Lady Luck Gaming Corp	Acquisition of 100% by Isle of Capri Casinos Inc	236.5	5.97
31 May 00	Mirage Resorts Inc	Acquisition of 100% by MGM Grand Inc.	6,620.5	19.09
31 Jul 01	Empress Casino & Hotel	Acquisition of 100% by Argosy Gaming Co	465.0	7.52
31 Jul 01	Harveys Casino Resorts	Acquisition of 100% by Harrah's Entertainment Inc	625.0	6.58

Source: SDC Database, various media reports

Selection of multiple

In selecting an appropriate EBITDA multiple we have had regard to Australian and international comparable companies. We consider, the Australian casino industry is more closely aligned to the operations of Jupiters than international comparables, and we have weighted our selection accordingly. We have considered these matters, together with the issues discussed earlier in this report in selecting our EBITDA multiple.

Based on the market evidence presented above, most of which relates to portfolio values, we conclude that an appropriate range of portfolio value prospective EBITDA multiples to apply to the maintainable earnings of Jupiters is 7.5 to 8.0, reflecting Jupiters operating locations, market position, growth opportunities, diversified activities and financial strength.

Surplus assets and liabilities

After our review of the balance sheet of Jupiters as at 31 December 2001 and discussion with Jupiters management, we have identified the following assets and liabilities which are surplus to the ongoing operation of the business assets:

- *Cash* - as discussed in section 6, approximately $65 million of cash on hand as at 31 January 2002 is considered to be surplus to the ongoing operation of the business

- *Land & buildings* - Jupiters holds a number of properties, both residential and commercial, in close proximity to the Conrad Jupiters at Broadbeach. We reviewed valuations performed on these properties in June 2000 and reviewed general market trends since that date. In light of the above, we have assumed a value of $6 million for surplus land and buildings

- *Swap contract* - Jupiters entered into a swap contract in relation to the interest payments due on the US denominated SRN. The SRN were issued with a face value of US$135 million and a coupon of 8.5%

  The swap contract allows for Jupiters to pay interest at the rate of 9.0% in Australian dollars and thus mitigate any exchange rate risk in relation to the interest payments. We have valued the benefit of the swap arrangement to the shareholders of Jupiters at $62 million.

- *Surplus franking account* - As at the date of our valuation, Jupiters franking account balance was

$162 million. As Jupiters will continue to earn franking credits sufficient to cover future dividend payments, we have estimated that after considering the dividend attached to the proposed selective buy-back and expected normal dividend distributions, that $100 million of the franking account balance is surplus. Accordingly, Jupiters has surplus franking credits of $43 million available to shareholders.

As these may be distributable at some time in the future through, for example, a dividend re-investment plan, we have attributed some value to them. After considering a number of studies together with market evidence, we have attributed a market value of 5% of the face value to the available surplus franking credits. Accordingly, we have valued surplus franking credits at $2.1 million.

If we were to increase the value of the franking credits to their full face value, this would increase the value of all of the equity by $40.9 million (approximately $0.17 per share), and also increase the value of the founder shares by $0.16 at the mid-point. Accordingly, our conclusions are not sensitive to the attribution of further value to these franking credits.

- *Additional taxation liability* - Jupiters has been in dispute with the Australian Taxation Office in relation to the deductibility of certain rental payments for the Conrad Treasury property. The matter has been heard by the Federal court and found in favour of the ATO, however Jupiters has appealed to the Full Bench

  At 31 December 2001, Jupiters management has estimated, for accounts purposes that the liability for taxation and penalties will be in the order of $10.0 million should Jupiters be unsuccessful in this and any subsequent appeals. In addition Jupiters will incur additional tax liability of $2.1 million per year for the next three years. Accordingly we have estimated the value of the potential tax liability to be $15.0 million on a present value basis.

Value of founder shares in Jupiters

We have assessed the value of all equity of Jupiters at between $1.176 billion and $1.316 billion as follows:

	Low $ million	High $ million
Maintainable EBITDA	190.0	195.0
EBITDA multiple	7.5	8.0
Value of enterprise	1,425.0	1,560.0
Add: surplus assets	135.5	135.5
Less: surplus liabilities	(15.0)	(15.0)
Less: market value of interest bearing debt[1]	(304.5)	(304.5)
Value of all equity (marketable minority basis)	1,241.0	1,376.0

Note - (1) We have marked the US denominated debt to market using the $A/$US rate as at 8 February 2002 of 0.5116

As discussed above, the assessed value of equity in Jupiters consists of both ordinary shares which may be freely traded on the ASX and founder shares held by the foundation shareholders.

As a result, an inequality exists in the value attributable to the ordinary shares and the founder shares due to the legislated trading limitations on founder shares and the differential level of influence of the foundation shareholders when compared to other ordinary shareholders.

Premium for influence attaching to the founder shares

In assessing the value of the founder shares we have recognised the ability of the foundation shareholders to influence the operation of Jupiters. BI Gaming (19.9%) and CSS/PSS (14.7%) hold around 34.6% of the stock in Jupiters and each have the right to appoint two directors to the Jupiters board. While such shareholdings do not confer control of Jupiters on the foundation shareholders, particularly as we have no evidence of the foundation shareholders acting in concert, we are of the opinion that the foundation shareholders are in a position of influence over the operations and management of Jupiters.

The level of influence is, however, tempered by the significant restrictions on the management and operations of Jupiters gaming and wagering activities through the relevant legislation and compliance requirements.

The level of influence is, however, tempered by the significant restrictions on the management and operations of Jupiters gaming and wagering activities through the relevant legislation and compliance requirements.

Accordingly, we are of the opinion that a premium to the value of the ordinary share in the order of 5% to 10% is appropriate to recognise the influence attaching to the founder shares.

Discount for non-negotiability of founder shares

In addition to the matters discussed above, when assessing the value of the founder shares we have also considered the following :

- market evidence relating to discounts for non-negotiable stocks
- the legislative nature of the limitation on trading founder shares, particularly potential transferees.

We have also examined private placements and share buy-backs in the marketplace. Refer Appendix D for details of these transactions. We have also considered the impact on this discount of both Jupiters shares in general and these particular parcels with respect to :

- the size of the company and parcels
- the volatility and momentum of recent financial performance and share price history.

In our opinion, an appropriate discount to the assessed value of the ordinary shares to reflect the lack of marketability of the founder shares is in the order of 10% to 20%.

Valuation of founder shares

In light of the above, we have valued the non-founder and founder equity in Jupiters as follows:

	Low $ million	High $ million
Value of all equity in Jupiters	1,241.0	1,376.0
Premium for influence of non-founder equity	5%	10%
Discount for lack of marketability of non-founder equity	15%	10%
Value of all non-founder equity	876.2	923.0
Non-founder shares on issue	161.4 million	161.4 million
Assessed value per non-founder share ($)	$5.43	$5.72
Premium for influence of non-founder equity	5%	10%
Discount for lack of marketability of non-founder equity	20%	10%
Value of all founder equity	364.8	452.9
Founder shares on issue	80.0 million	80.0 million
Assessed value per founder share ($)	$4.56	$5.66

Valuation cross check

We cross-checked our enterprise value by developing a 10 year discounted cash flow model. We based our cash flow projections upon Jupiters management's forecast for 2002 and discussion regarding expectations for subsequent years. In developing our cash flow model, we modelled the divisions of Jupiters separately to account for differing growth expectations.

In order to arrive at our enterprise value we discounted the nominal projected cash flows at an appropriate WACC for Jupiters. The WACC was calculated as the long-term weighted average of the cost of equity and the cost of debt. In order to determine an appropriate cost of equity we analysed equity betas for companies most comparable to Jupiters.

We separately included a value for available and non surplus franking credits at values discounted for dividend payout ratio and the likelihood of shareholders in the aggregate being able to obtain the benefit of these credits.

Our DCF analysis arrived at consistent values and confirmed our assessed enterprise value range derived under the capitalisation of EBITDA methodology as being appropriate.

8. VALUATION OF CONSIDERATION

The value of the consideration payable for the founder shares is determined according to the terms of the proposed buy-back documentation and is discussed at section 3 of this report. In summary, the consideration per share is to be struck at a 5% discount to the VWAP of Jupiters ordinary equity traded on the ASX over the 90 days prior to the announcement of the proposed buy-back, with an adjustment for the number of days that the ordinary shares are quoted cum dividend. The relevant announcement was made on 20 February 2002, and we have calculated the VWAP over the 90 days ended 19 February 2002, being the last trading day prior to announcement date.

We have also considered the impact on value of the release of trading restriction on the balance of the founder shares if shareholder approval is gained, together with the loss of influence over Jupiters due to the diminished holdings.

On the basis that the relevant announcement was made to the ASX on 20 February 2002 we have calculated the cash consideration payable for the buy-back shares to be $4.54.

	$
VWAP	4.78
Less 5% discount	0.24
Cash consideration payable	4.54

As mentioned above, a portion of the consideration will be deemed a dividend in the hands of the foundation shareholders. The dividend portion will be fully franked due to an available balance of franking credits in excess of the deemed dividend amount. The franking account balance as at 8 February 2002 was estimated by Jupiters management to be $162 million.

On the basis that the buy-back will amount to 50% of the founder shares and based on our discussions with Jupiters management we understand the franked dividend amount will be $0.673 per share, calculated as follows:

Total shares on issue	241.4 million
Number of shares acquired under the proposed buy-back (50%)	40.0 million
Proportion of consideration to be a franked dividend	15%
Franked dividend per share	$0.673
Total dividend attached to buy-back shares	$26.9 million
Dividend per buy-back share	$0.563
Prima facie franking per buy-back share	$0.29

In considering the market value being forgone by the non-associated shareholders through the franking credits attaching to the dividends, we have had regard to the following :

- the 'excess' nature of the franking credits held by Jupiters and the prospect and timing of distribution of the credits to tax paying non-associated shareholders of Jupiters
- market evidence as to the value of undistributed franking credits (see above comments under surplus assets).

After consideration of the above matters, we have attributed a value of the franking credits to be distributed as to the foundation shareholders if the buy-back proceeds at five percent of their prima facie amount.

Accordingly we have assessed the market value of the consideration for the buy-back shares as $4.55 per share, calculated as follows:

	$
Cash component of consideration	$4.54
Market value of franking credits	$0.01
Market value of consideration	$4.55

Whilst it is not a direct cost to Jupiters and therefore not part of the consideration to be paid we have also examined the value of the additional liquidity offset by the dilution of the founders' remaining shares. This represents an additional benefit arising separately to the consideration offered for their shares of approximately $0.46 per remaining share at our mid-point valuation via the release of the liquidity discount and the influence premium discussed earlier. The impact of this other benefit does not change our conclusions below.

9. ASSESSMENT OF THE PROPOSED SELECTIVE BUY-BACK

Fairness

In our opinion, the buy-back consideration of $4.55 per share is fair because:

- it is just below the range of assessed value of $4.56 to $5.66 per founder share. The buy-back price represents a discount of 11% to the mid-point of our assessed value
- it implies a discount of $0.54 or 10.6% to the pre-announcement (19 February 2002) closing price of the Jupiters ordinary shares
- it implies a discount to our assessed value of the ordinary shares of Jupiters being $5.43 and $5.72 of 16.0% to 20.0%.

Reasonableness (advantages and disadvantages)

As indicated in section 4 above, an offer is reasonable if it is fair. We have concluded that the consideration offered of $4.55 per share is fair to the non-associated shareholders of Jupiters for the reason that in our view, there is a discount being paid to our assessment of the value of the shares to be bought back. Accordingly the offer must also be reasonable.

However, in considering the reasonableness of Jupiters' proposed buy-back and cancellation of 40 million founder shares (representing 50% of the founder shares) to the non-associated shareholders, we have considered the likely benefits and disadvantages. These advantages and disadvantages fall into financial and non-financial impacts.

The financial impacts come from what is in effect a reconfiguration of Jupiters' capital structure, effectively replacing ordinary equity with a hybrid instrument that offers tax advantages to Jupiters via the interest payments being tax deductible. This means that returns to the lower proportion of ordinary equity remaining, can be leveraged to produce higher growth and better earnings per share (EPS). In our view, as Jupiters' existing debt to equity ratio is quite conservative, there is opportunity to take advantage of this hybrid structure without an equivalent increase in financial risk.

The non-financial benefits fall largely fall into the category of enhancing liquidity and creating greater flexibility for Jupiters going forward.

We summarise the main impacts of the transaction as follows:

Advantages of the transaction to non-associated shareholders

- the proposed transaction will be marginally EPS positive based on the audited results of the company for the year ended 30 June 2001 adjusted on a pro-forma basis
- based on our review of management's 2001/2002 forecast, the proposed transaction remains EPS positive. Accordingly, we would expect the proposed transaction to have a positive impact on the traded price of Jupiters shares (all other things being equal)
- as a consequence of being EPS positive, the proposed transaction should also be dividends per share (DPS) positive (assuming a consistent dividend policy and pay-out ratio to prior year)
- replacement funding costs are prima facie lower. Based on a 50% buy-back of founder shares, Jupiters will replace approximately $185 million of its equity with Jupiters RPS which have a lower cost of funding than the equity bought back. Given the conservative gearing of Jupiters, we consider this should have a positive impact on the share price of Jupiters
- we anticipate that the liquidity in the shares will increase through an improvement in the free float available
- market index weighting may increase due to removal of the 40% block of restricted shares which should lead to an increased demand for Jupiters stock in the short to medium term. Such demand may lead to an increase in the price of Jupiters stock. We also note that Jupiters current market index weighting may decrease under the current shareholding structure due to the proposed introduction of a downgrading for stocks with significant parcels of restricted shares
- the Jupiters share register will become more open and expose the remaining shareholders to a potential take-over premium at some time in the future. In addition, foreign investment restrictions have been significantly diluted increasing potential sources of takeover bids in the future. We are not aware of any such action being considered at this stage
- the defoundering of the company will make corporate governance and the process for board and shareholder approval much more like a typical Australian corporate. This should clarify board objectives and provide additional corporate flexibility

Disadvantages at the transaction to non-associated shareholders

- the Jupiters RPS issue will create a class of funding which will rank before the ordinary equity, however, in our view the financial risk to Jupiters does not increase materially and non-associated shareholders will receive preferential rights to the Jupiters RPS issue
- net asset backing will decrease to $1.63 per share from $2.11 per share based on the audited balance sheet of the company as at 31 December 2001
- gearing (book value of interest bearing debt divided by shareholders' equity) will increase from 38%, as at 31 December 2001, to 94% assuming the buy-back is funded by Jupiters RPS of approximately $190 million, including costs
- interest cover (EBITDA/interest) will decrease to 6.3 times from 8.4 times. However, in our opinion, based on these key financial ratios, after the proposed buy-back Jupiters will remain conservatively geared and within current credit ratings
- the restrictions on trading in the foundation shareholders remaining shares will be removed. We understand that potential effect on non-associated shareholders of the removal of these restrictions will be mitigated by the placement of the remaining BI Gaming shares into the market and the receipt of assurances from CSS/PSS with regard to their current intentions in respect of their holdings.

Conclusion

Accordingly, in light of our conclusion as to the comparison on consideration to value and the matters set out above, in our opinion the terms of the proposed share buy-back are fair and reasonable to the non-associated shareholders of Jupiters.

Yours faithfully

Ron Higham
Director and Authorised Representative

Richard Stewart
Authorised Representative

Appendix A

QUALIFICATIONS, DISCLAIMERS AND CONSENTS

Qualifications

PricewaterhouseCoopers Securities Ltd is a member of PricewaterhouseCoopers, a large international firm of Chartered Accountants which has had extensive experience in providing corporate financial advice and in the preparation of independent expert reports. PricewaterhouseCoopers Securities Ltd is a licenced Dealer (No 11203) under the Corporations Act. Mr Ron Higham is a Fellow of The Institute of Chartered Accountants in Australia and holds a Bachelor of Business (Accounting) and Masters of Financial Management. He is also an adjunct Professor of Finance at the University of Queensland. He has been a partner of PricewaterhouseCoopers for 15 years, and is the Chairman of PricewaterhouseCoopers Securities Ltd. Mr Richard Stewart is an Associate of The Institute of Chartered Accountants in Australia and holds a Bachelor of Economics and a Masters of Business Administration. He is also a partner of PricewaterhouseCoopers, and is an authorised representative of PricewaterhouseCoopers Securities Ltd.

Declarations

Neither PricewaterhouseCoopers Securities Ltd nor PricewaterhouseCoopers has any interest in the outcome of the proposed transaction to be put to shareholders. PricewaterhouseCoopers Securities Ltd is entitled to receive a fee for the preparation of this report based on time spent at our normal hourly rates for this type of work and will be reimbursed for out of pocket expenses incurred. The fee payable to PricewaterhouseCoopers Securities Ltd is payable regardless of the outcome of the proposed transaction. In addition, PricewaterhouseCoopers Securities Ltd has been indemnified by Jupiters Limited in relation to any claim arising from or in connection with its reliance on information provided by Jupiters Limited. None of PricewaterhouseCoopers Securities Ltd, PricewaterhouseCoopers, Mr Higham or Mr Stewart hold shares in Jupiters Limited and have not held any such beneficial interest in the previous two years. A draft of this report dated 8 February 2002 was presented to the directors of Jupiters Limited for review of factual information contained in the report. No significant changes were made to this report as a result of that review.

Purpose of report

This report has been prepared at the request of the directors of Jupiters Limited for inclusion in an Explanatory Memorandum to accompany a notice of meeting of shareholders and should not be used for any other purpose. In particular, it is not intended that this report should serve any purpose other than an expression of our opinion on the proposed transaction. This report has been prepared solely for the benefit of the directors Jupiters Limited and for the benefit of those persons who are expressly entitled to vote at the meeting. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution, letter or statement (other than the Explanatory Memorandum mentioned above) without the prior written consent of PricewaterhouseCoopers Securities Ltd to the form and context in which it appears.

Special note regarding forward-looking statements and forecast financial information

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Jupiters Limited, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

- the worsening of adverse economic developments in Asia, particularly insofar as such developments impact on the patronage of high-value overseas casino players or of local Asian players
- changes in laws, regulations or governmental policies (or the interpretation of those laws, regulations or policies) which may adversely impact upon the gaming industry in general or the Company in particular
- any adverse changes in general economic conditions, and a decline in discretionary spending as a result thereof
- other factors referenced in this report.

In addition, in accordance with customary practice in Australia, Jupiters Limited has prepared for inclusion in the EM and this report certain comments relating to forecast financial information for the fiscal year ending 30 June 2002 (see section 6 herein). There is no present intention to update this information or to publish such information in the future. This information was not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants regarding forecasts.

Shareholders' attention is drawn to the developments and to uncertainties affecting the Company's business that are discussed throughout the EM and this report

Disclaimer and consents

PricewaterhouseCoopers Securities Ltd's sole involvement in this Explanatory Memorandum has been the preparation of this report and accordingly we take no responsibility for the content of the Explanatory Memorandum as a whole.

PricewaterhouseCoopers Securities Ltd has consented to the inclusion of this report in the form and context in which it is included as a annexure to the Explanatory Memorandum to be sent to shareholders in Jupiters Limited.

Appendix B

SOURCES OF INFORMATION

In preparing our report we have had access to and relied upon the following sources of information:

- Annual reports (audited) for Jupiters Limited for the five years ended 30 June 2001
- Audited financial reports for Jupiters Limited for the six months ended 31 December 2001
- Jupiters Limited 2002 Annual Plans (board approval)
- Foundation Agreements (as amended) between Jupiters Limited, BI Gaming Corporation and CSS/PSS Pty Limited
- Constitution of Jupiters Limited (as amended)
- Jupiters Casino Agreement (as amended) dated 21 April 1983
- Brisbane Casino Agreement (as amended) dated 6 May 1993
- Various brokers' reports concerning Jupiters Limited and comparable companies
- Information on comparable listed companies (Bloomberg and Reuters)
- Share market data and related information (Bloomberg and Reuters)
- Australian Gaming Statistics 1972-73 to 1999/2000 (Tasmanian Gaming Commission).

We have also had the benefit of discussions with the independent directors and management team of Jupiters Limited in relation to the historical and prospective operating and financial performance of the company.

Appendix C

COMPARABLE COMPANY ANALYSIS

Australasian companies	Notes	Market cap (mill)	Cash (mill)	Interest bearing debt (mill)	Enterprise value (mill)	EBITDA (mill)	EBITDA x	NPAT (mill)	EBIT (mill)	EBIT x	EBITDA margin
Burswood	(1)	330.0	12.3	276.3	594.0	79.8	7.4	26.6	56.9	10.4	24%
Canbet Ltd	(2)	28.0	6.1	-	21.9	(2.7)	(8.1)	(4.0)	(4.4)	(5.0)	n/a
Publishing & Broadcasting Ltd	(3)	6,291.0	473.6	2,204.6	8,022.0	595.6	13.5	285.9	476.6	16.8	24%
Sky City Entertainment Group Ltd	(4)	1,028.0	42.7	472.8	1,458.1	210.0	6.9	80.0	165.0	8.8	45%
Tab Ltd	(5)	1,440.0	35.3	280.0	1,684.7	282.5	6.0	80.0	131.2	12.8	21%
Tab Queensland Ltd	(6)	418.0	28.1	0.4	390.3	46.9	8.3	22.3	33.1	11.8	12%
Tabcorp Holdings Ltd	(7)	3,713.0	123.5	939.1	4,528.5	500.8	9.0	220.5	386.1	11.7	26%
Jupiters Ltd		1,151.0	116.7	290.8	1,325.1	202.5	6.5	82.3	149.6	8.9	26%

Source: Bloomberg, Broker reports - All numbers are in $A

Notes:

(1) Burswood owns and operates the Burswood International Resort Casino and its adjacent facilities, which include the Burswood Dome, Burswood Resort Hotel and Burswood Convention Centre. The facilities are located in Perth.

(2) Canbet Limited is an international sports betting company which offers internet and phone betting services. The Company offers casino style games, Australian racing and sports betting, primarily Australian Rules Football, American football, baseball, basketball and hockey, through its website.

(3) Publishing and Broadcasting Limited is a media and entertainment company. The Company operates a broadcast network, Nine Network and publishes consumer magazines. The Company promotes various sporting events and distributes films and television programs, operates the Crown Casino in Victoria and has holdings in the Internet, pay television and telecommunications sectors.

(4) Sky City Entertainment Group Limited owns and operates 3 casinos, including Sky City Auckland, Sky Alpine Queenstown in New Zealand and Adelaide Casino. It also has an interest in an Australian sports betting company and a cinema operator in New Zealand.

(5) Tab Limited provides wagering and betting services in New South Wales. The Company offers interactive trade betting through the Internet and telephone and also provides sky channel services and owns 2KY racing radio.

(6) Tab Queensland Limited provides wagering and betting services in Australia. The Company holds a licence to operate both on-course and off-course totalisators for race wagering in Queensland and also to conduct sports betting. The Company also offers interactive trade betting through the Internet and telephone and

other services including Keno, FootyTAB and fixed odds sports betting products.

(7) Tabcorp Holdings Limited provides wagering and gaming services and facilities in Victoria. The Company's wagering division sells totalisator bets on horse and greyhound racing and totalisator and fixed odds bets on sporting events and are offered through a network of retail and on-course outlets and by telephone. The gaming division owns and operates gaming machines in Victorian hotels and clubs.

US companies	Notes	Market cap (mill)	Cash (mill)	Interest bearing debt (mill)	Enterprise value (mill)	EBITDA (mill)	EBITDA x	NPAT (mill)	NTA (mill)	Forecast EBITDA (mill) 2001	Forecast EBITDA (mill) 2002	Forecast A EBITDA x 2001	Forecast A EBITDA x 2002
Argosy Gaming Company	(1)	1,065.0	59.4	276.3	1,281.9	195.7	6.6	66.1	168.0	n/a	n/a	n/a	n/a
Aztar Corp	(2)	706.3	48.1	466.2	1,124.3	170.6	6.6	53.1	429.1	171.7	171.2	5.8	5.8
Harrahs Entertainment Inc	(3)	4,283.3	299.2	3,181.8	7,165.8	852.3	8.4	(12.1)	1,288.4	910.40	1,023.4	8.3	7.4
Isle of Capris Casinos Inc	(4)	502.2	76.7	1,039.1	1,464.6	224.0	6.5	25.1	179.9	n/a	n/a	n/a	n/a
Mandalay Resort Group	(5)	1,914.8	105.9	2,665.9	4,474.7	536.7	8.3	119.7	1,050.3	583.2	566.7	6.9	7.1
MGM Mirage	(6)	5,124.8	209.0	5,463.4	10,379.2	940.2	11.0	169.8	2,510.7	1,071.1	1,053.7	8.9	9
Park Place Entertainment Corp	(7)	2,937.2	321.0	5,398.0	8,014.2	1,237.0	6.5	(24.0)	3,784.0	1,078	1078	6.9	6.9
Pinnacle Entertainment Inc	(8)	167.9	172.9	500.6	495.6	115.5	4.3	76.8	361.2	n/a	n/a	n/a	n/a
Station Casinos Inc	(9)	796.6	66.1	1,231.6	1,962.1	273.9	7.2	19.4	248.9	215	206.6	7.5	7.8
Sun International Hotels Ltd	(10)	640.3	22.5	669.1	1,287.0	160.5	8.0	(119.1)	641.8	130.7	111	8.1	9.5
Trump Hotel & Casino Resort Inc	(11)	43.8	95.4	1,854.0	1,802.4	221.0	8.2	(37.3)	142.0	n/a	n/a	n/a	n/a

Source: Bloomberg, broker reports - all numbers are in $US

Notes:

(1) Argosy Gaming Company owns and operates riverboat casinos and related entertainment and hotel facilities in the midwestern and southern United States. The Company, through its subsidiaries and joint ventures, owns and operates the Alton Belle Casino, the Argosy Casino, and the Belle of Baton Rouge. Argosy is also a majority partner and operator of other casinos.

(2) Aztar Corporation operates various gaming and hotel facilities in the United States. The Company currently operates facilities in Atlantic City, New Jersey, as well as in Las Vegas and Laughlin, Nevada. Aztar also operates facilities in Missouri and Indiana. The Company's facilities include Tropicana Resort and Casino, Ramada Express Hotel and Casino, and Casino Aztar.

(3) Harrah's Entertainment, Inc. operates casinos, casino/hotels, and riverboat casino facilities in the United States. The Company operates its facilities under the Harrah's, Showboat, and Rio brands.

(4) Isle of Capri Casinos, Inc. owns and operates various riverboat, dockside, and land-based casinos. The Company's properties operate under the Isle of Capri Casino, Crowne Plaza Resort, and Isle of Capri Casino & Hotel names in Mississippi, Louisiana, and Colorado. Isle of Capri also operates Pompano Park Harness Racing Track in Florida, as well as the Enchanted Capri cruise ship.

(5) Mandalay Resort Group owns and operates various properties in Nevada, including Mandalay Bay, Circus Circus, Luxor, Excalibur, and Slots-A-Fun in Las Vegas. The Company also operates Silver City in Las Vegas,

owns a 50% interest in Silver Legacy in Reno, and owns a 50% interest in and operates Monte Carlo in Las Vegas. In addition, Mandalay owns and operates other properties.

(6) MGM Mirage Inc. owns and operates hotel/casino resorts. The Company's properties include the MGM Grand Las Vegas and the New York-New York Hotel and Casino, both located in Las Vegas, Nevada. MGM also owns and operates Bellagio, The Mirage, Treasure Island at the Mirage, the Holiday Inn Casino Boardwalk, and other hotel/casino resorts.

(7) Park Place Entertainment Corporation owns, manages, or has an interest in gaming properties. The Company operates under the Bally's, Caesars, Flamingo, Grand and Hilton brand names worldwide.

(8) Pinnacle Entertainment, Inc. is a diversified gaming company that owns and operates several casinos and casino hotels. The Company's facilities are located in Nevada, Mississippi, Louisiana and Argentina. Pinnacle also receives lease income from card club casinos located in Los Angeles, California.

(9) Station Casinos, Inc. owns and operates gaming facilities in Nevada. The Company's operations include Palace Station Hotel & Casino, the Boulder Station Hotel & Casino, Texas Station Gambling Hall & Hotel, Sunset Station Hotel and Casino, Station Casino St. Charles, Station Casino Kansas City, and slot machine route management services.

(10) Sun International Hotels Limited develops and manages resort and casino properties. The Company, through its subsidiaries, operates resort hotels and casinos in The Bahamas, Atlantic City, The Middle East, and the Indian Ocean. The Company's properties include Atlantis Resort and Casino, Ocean Club Resorts Atlantic City, Le Saint Geran, Le Rouessrok, and The Royal Grand Mirage.

(11) Trump Hotels & Casino Resorts, Inc. owns and operates Trump Plaza Hotel & Casino, Trump Taj Mahal Casino Resort, and Trump Marina Hotel Casino in Atlantic City, New Jersey. The Company also owns and operates Trump Indiana, a riverboat casino located on Lake Michigan, Indiana.

Appendix D

SHARE BUY BACKS

We have compiled a list of the most recent Australian off· market share buy backs comprising 23 transactions from December 1998 to December 2001.

The study indicated the following main points:

- Selective buy-backs are infrequent
- There are no recent transactions - the latest recorded was December 2000
- Most of the transactions were of a reasonably low dollar value
- Discounts in the vicinity of Jupiters offer are not common
- The buy backs were generally for a low percentage of total shares.

Some of these points are discussed in detail below.

There are several types of buy-backs, one being selective buy-backs. The table below specifies details of those transactions which fall in this category.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Coventry Group Ltd	4 Oct 2000	0.869	-0.85%	0.65%	6.34%
Merchant House International Ltd	22 Dec 1999	0.229	2.88%	2.23%	N/A
Environmental Recovery Service	2 Dec 1999	2.000	0.03%	7.87%	25.49%
John Fairfax Holdings Ltd	10 Dec 1998	250.015	1.19%	10.00%	N/A

It is interesting to note the variation in the data above. On average, the transactions were of a low dollar value and offered at a small premium. There was also quite a large variation in the percent of outstanding shares bought back.

40% of the buy-back transactions examined were for shares to the value of less than one million dollars. The table below sets out two transactions which were somewhat comparable to the size of the proposed Jupiters buy-back.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Woolworths Ltd	13 Feb 2000	492.00	-1.80%	8.66%	70.23%
John Fairfax Holdings Ltd	10 Dec 1998	250.015	1.19%	10.00%	N/A

Only two of the buy-back transactions found were for greater than 10% of the total shares outstanding. The following table illustrates five transactions which were similar to the percentage of shares Jupiters has proposed to buy-back.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Woolworths Ltd	13 Feb 2000	492.000	-1.80%	8.66%	70.23%
OPSM Group Ltd	25 Apr 2000	34.777	7.74%	8.35%	34.94%
Lend Lease Corp Ltd	18 Aug 2000	1,754.927	-6.52%	17.30%	55.33%
Environmental Recovery Service	2 Dec 1999	2.000	0.03%	7.87%	25.49%
John Fairfax Holdings Ltd	10 Dec 1998	250.015	1.19%	10.00%	N/A

The table below sets out three transactions which were comparable to the discount Jupiters has proposed.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Deakin Financial Services Group	20 Mar 2000	0.499	-4.44%	1.06%	174.55%
Macquarie Infrastructure Group	25 Jun 2000	0.295	-4.39%	0.03%	47.86%
Lend Lease Corp Ltd	18 Aug 2000	1,754.927	-6.52%	17.30%	55.33%

It should be noted that there was a wide range of premiums and discounts on offer. The premiums recorded ranged from 1% to 408% and the discounts varied between 1% and 50%, and the median was a premium of 18%.

Private placements in the market

Private placements provide a broad comparison of premium and discounts applicable to the purchase of large semi-liquid blocks of stock.

We have compiled a list of the most recent Australian private placements, which encompasses 39 transactions from 1 January 2001 to 31 December 2001.

The table below sets out the transactions that are of a comparable value to Jupiters offer.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Wesfarmers Limited	13 Feb 2001	201.30	12.39%	4.05%	16.55%
Macquarie Infrastructure Group	5 Apr 2001	150.80	9.97%	6.45%	46.26%
Aristocrat Leisure Ltd	25 May 2001	158.75	-0.12%	5.89%	54.70%

It should be noted that two of the above transactions were offered at sizeable premiums.

The premiums/discounts that were offered were quite varied, with the range being a premium of 40% to a discount of 10%. The average was a premium of 3%.

The table below sets out three transactions that are of a similar discount to the current transaction.

Company	Announcement date	Value (millions)	Premium/ discount	% of shares outstanding bought back	$ of shares outstanding turned over in LTM
Investa Property Group	23 Apr 2001	46.50	-4.39%	5.67%	50.35%
Macquarie Infrastructure Group	6 Sept 2001	1,261.68	-6.29%	45.67%	48.76%
Westfield America Trust	5 Dec 2001	275.01	-4.45%	10.17%	63.02%

Section 6

Glossary

"Act Amendments" means amendments to the Brisbane Casino Agreement Act and the Jupiters Casino Agreement Act as are acceptable to the Company in its absolute discretion.

"ASX" means Australian Stock Exchange Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"BI Gaming" means BI Gaming Corporation ARBN 085 083 003.

"Board" means the board of directors of the Company.

"Buy-Back Agreements" means:

(a) the Conditional Selective Buy-Back Agreement between the Company and BI Gaming dated 20 February 2002; and

(b) the Conditional Selective Buy-Back Agreement between the Company and CSS/PSS dated 20 February 2002,

the terms of which are summarised in section 4.1.

"Casino Agreements" means the Brisbane Casino Agreement between the State of Queensland and the Company dated 6 May 1993 and the Jupiters Casino Agreement between the State of Queensland, Perpetual Trustees Queensland Limited, Jupiters Management Limited and the Company dated 21 April 1983 as amended.

"Company" means Jupiters Limited ACN 010 741 045.

"Conditions Precedent" means the conditions precedent to the Buy-Back Agreements which are set out in section 2.3.

"Constitution" means the constitution of the Company.

"Corporations Act" means the Corporations Act 2001 (Cth).

"CSS/PSS" means CSS/PSS Pty Ltd ACN 074 070 929.

"Current Founders" means BI Gaming and CSS/PSS.

"Defoundering" means process pursuant to which the Founder Regime will cease to apply to the Company as described in section 2.2.

"Directors" means the directors of the Company.

"Dividend Rate" means the dividend rate payable on the Jupiters RPS as described in section 4.2.

"Explanatory Statement" means the Explanatory Statement set out in section 2, the Additional Information set out in section 4 and the Glossary set out in section 6 of this Information Memorandum prepared by the Company to assist shareholders in considering the Resolution.

"FATA" means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

"FIRB" means the Foreign Investment Review Board which administers FATA.

"Foundation Agreement" means the agreement between the Company and the Current Founders dated 4 November 1994, as amended.

"Founder Regime" means the regulatory regime applying to the Company as explained in section 2.2.

"Founder Shares" means those shares in the Company which are held by the Founders and which are the subject of the restrictions contained in the Foundation Agreement, the Casino Agreements and the Constitution which are summarised in section 2.2.

"Founders" are the founding shareholders of the Company who are subject to the rights and restrictions contained in the Constitution and the Foundation Agreement. The Current Founders are the only Founders.

"Government" means the government of the State of Queensland. Where reference is made to an approval required by Government pursuant to the Casino Agreements, Foundation Agreement, Constitution or other document, the reference is to an approval from the Governor-in-Council for the State of Queensland or the Treasurer or other Minister of the Crown for the time being charged with the administration of the Casino Control Act 1982 (Qld) as required by the relevant document.

"Grandfathered Holding" means the lesser of:

(1) the Voting Power of a Grandfathered Shareholder held when the Restructure is announced by the Company to ASX less any shares bought back under the buy-back; and

(2) the Voting Power held by the Grandfathered Shareholder at any time after the buy-back.

"Grandfathered Shareholders" means a person:

(1) whose Voting Power in the Company immediately after the buy-back is in excess of 10% and immediately prior to the buy-back was a party to the Foundation Agreement; or

(2) who, immediately before the buy-back held Government approval for their Voting Power to exceed 5% and whose Voting Power exceeds 10% solely as a result of the buy-back.

A person will cease to be a Grandfathered Shareholder when their Voting Power in the Company ceases to exceed 10%.

"Independent Expert" means PricewaterhouseCoopers Securities Ltd.

"Independent Expert's Report" means the independent expert's report prepared by PricewaterhouseCoopers Securities Ltd located in section 5.

"Information Memorandum" means this document including the Explanatory Statement, Notice of Meeting and Independent Expert's Report.

"Jupiters RPS" means the Jupiters Reset Preference Shares which are described in sections 2.4 and 4.2.

"Maturity Date" means the maturity date of the Jupiters RPS, the details of which are set out in section 4.2.

"Meeting" is the meeting of shareholders to be held by the Company on Thursday 4 April 2002 at Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast the business of which is contained in the Notice of Meeting.

"Non-associated Directors" means the Directors other than Mr Michael Stirling and Mrs Penelope Morris.

"Non-Founder Shareholders" means all of the shareholders of the Company other than the Current Founders and their associates.

"Non-Founder Shares" means the shares in the Company which are held by the Non-Founder Shareholders.

"Notice of Meeting" means the notice of meeting in section 3.

"Regulatory Approvals" means the regulatory approvals which are conditions precedent to the Buy-Back Agreements as noted in section 2.3.

"Reset Date" means the date on which the Company can change some of the terms on the Jupiters RPS as described in section 4.2.

"Resolution" means the special resolution set out in the Notice of Meeting under the heading "Business".

"Restructure" means the proposed Defoundering, buy-back of Founder Shares and issue of Jupiters RPS which is explained in section 2.

"Swap Rate" means the rate expressed as a percentage per annum calculated as the average of the mid-point of the quoted average five year swap reference rates at three pre-determined times on Reuters page CMBE (or any page which replaces that page) on the relevant date.

"Voting Power" has the meaning given by section 610 of the Corporations Act except where the reference relates to FATA where it means the maximum number of votes that might be cast at a general meeting of the Company.

